UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. material change report related to the announcement of the Drug Discovery and Development Agreement with CombinatoRx Incorporated.
2	Research and License Agreement between Angiotech Pharmaceuticals, Inc. and CombinatoRx Incorporated.
3	Series E Convertible Preferred Stock Purchase Agreement between Angiotech Pharmaceuticals, Inc. and CombinatoRx Incorporated.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 13, 2005

      By:

  /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Monday, October 3, 2005

Item 3

News Release

A press release providing notice of the material change was issued on Monday, October 3, 2005 via Canada News Wire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. announces a Drug Discovery and Development Agreement with CombinatoRx Incorporated.

Item 5

Full Description of Material Change

See Appendix A.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Item 9

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia, this 12th day of October, 2005.

Appendix A

FOR IMMEDIATE RELEASE

NEWS RELEASE

Monday, October 3, 2005

Angiotech Announces Drug Discovery And Development Agreement with CombinatoRx

Exclusive Collaboration With Initial Focus on Peripheral Vascular, Coronary, and Orthopedic Indications

VANCOUVER, BC, October 3, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced a license and research collaboration agreement with CombinatoRx, Incorporated focused on the selection and development of novel combination pharmaceutical compounds for Angiotech’s local interventional therapy applications.  The collaboration significantly expands Angiotech’s library of potentially useful drug compounds by providing Angiotech with access to CombinatoRx’s compound library of over 2 million analyzed combinations of known pharmaceuticals, for exclusive use in various interventional medicine fields. Angiotech will be hosting a conference call for investors and analysts to discuss details of the collaboration at 2:00 PM Eastern time today (11:00 AM Pacific).  The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-866-202-3109 (North America) or 617-213-8844 (International) and entering Access Code 72807940.

CombinatoRx uses a high throughput screening system to discover proprietary combinations of two or more drugs that are able to affect important pharmaceutical pathways with the aim of achieving greater efficacy than can be achieved through the use of a single drug alone.

The agreement provides Angiotech with immediate access to CombinatoRx’s combination pharmaceutical compounds to target common problems in areas such as vascular, orthopedic and general surgery, including specifically, peripheral artery disease, coronary stenting and joint diseases.  There will also be joint research effort of up to five years designed to combine CombinatoRx’s combination drug discovery platform and capabilities with Angiotech’s expertise in local drug selection and delivery across a number of disease areas including orthopedics, gynecology, vascular restenosis, and local tumor cell management.

“Our license and exclusive relationship with CombinatoRx provides us immediate access to a large and comprehensive library of combination compounds” said William Hunter, M.D. MSc, President and CEO of Angiotech Pharmaceuticals.  “We believe there are several CombinatoRx combination compounds that will enhance our leadership position in repurposing known drugs to treat local vascular and orthopedic disease and that may be of immediate use in certain of our key product development programs, including the treatment of restenosis in coronary stent applications.  In addition, using CombinatoRx’s proprietary platform and approach, we can rapidly screen a large number of unique drug combinations in our proven biological models and assays.  We believe working with CombinatoRx will enable us to make fast, and most importantly, scientifically informed decisions for commercialization of products containing combinations of two or more drugs.  Given that many drugs interact with one another in unexpected ways, we believe it will become ever more important to conduct such a scientific approach to discover the best pharmaceutical solutions for local interventional therapies.”

“This collaboration represents a new spectrum of pharmaceutical options”, said Rui Avelar, M.D., Senior Vice President of Medical Affairs and Communications of Angiotech.  “This sophisticated approach to drug discovery enables us to find combinations that are not simply additive in effect but potentially superior in their combined form.  We plan to quickly take advantage of the collaboration and CombinatoRx’s approach to enhance our clinical initiatives.”

The licenses from the collaboration are exclusive in Angiotech’s principal fields of interest, including local interventional pharmaceutical therapies for certain vascular and orthopedic indications and in the majority of potential drug-device combinations.  As consideration for the license and collaboration, Angiotech will provide CombinatoRx initial consideration of $27 million in cash, and will make a concurrent $15 million investment in CombinatoRx.  In addition, CombinatoRx will receive milestone payments and royalties from Angiotech for each combination pharmaceutical compound successfully developed and commercialized by Angiotech or Angiotech’s commercialization partners.  The intellectual property developed during the research collaboration will be jointly owned, but exclusively licensed to Angiotech in its fields of drug-device combinations and certain local drug delivery products, and to CombinatoRx primarily for systemic therapies, and for a limited number of drug-device combination fields.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

CombinatoRx, Incorporated is a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs, designed to attack disease on multiple fronts.  CombinatoRx applies its proprietary combination drug discovery technology to identify new combination product candidates in a number of disease areas, including immuno-inflammatory disease, oncology, metabolic disease and neurodegenerative diseases.  By applying its proprietary screening technology, CombinatoRx has discovered and advanced into clinical trials a portfolio of seven product candidates targeting multiple diseases. For further information, please visit the CombinatoRx website at www.combinatorx.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart

Waggener Edstrom Bioscience

(503) 443-7354

Email: wendyc@wagged.com

Exhibit 2

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

RESEARCH AND LICENSE AGREEMENT

BETWEEN

ANGIOTECH PHARMACEUTICALS, INC.

AND

COMBINATORX, INCORPORATED

DATED OCTOBER 3, 2005

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                                                                    CONFIDENTIAL

                                TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS

ARTICLE 2 GRANT OF RIGHTS.

ARTICLE 3 THE RESEARCH PROJECT

ARTICLE 4 MANAGEMENT OF THE RESEARCH PROJECT

ARTICLE 5 REPORTS

ARTICLE 6 COMBINATORX COMPOUNDS

ARTICLE 7 LICENSED PRODUCT DEVELOPMENT

ARTICLE 8 CONSIDERATION

ARTICLE 9 OWNERSHIP OF INTELLECTUAL PROPERTY

ARTICLE 10 CONFIDENTIALITY AND NON-DISCLOSURE

ARTICLE 11 REPRESENTATIONS, WARRANTIES AND COVENANTS

ARTICLE 12 INDEMNITY

ARTICLE 13 MAINTENANCE AND PROSECUTION OF PATENTS

ARTICLE 14 ENFORCEMENT AND DEFENSE OF PATENTS

ARTICLE 15 TERM AND TERMINATION

ARTICLE 16 DISPUTE RESOLUTION

ARTICLE 17 MISCELLANEOUS

                                       (i)

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                                                                    CONFIDENTIAL

                         RESEARCH AND LICENSE AGREEMENT

     This Research and License Agreement (the "Agreement") is dated as of

October 3, 2005 (the "Effective Date") and is between ANGIOTECH PHARMACEUTICALS,

INC., a company organized and existing under the laws of British Columbia,

Canada, with an office at 1618 Station Street, Vancouver, BC, Canada V6A 1B6

("Angiotech"), and COMBINATORX, INCORPORATED, a company organized and existing under the laws of Delaware, with an office at 650 Albany Street, Boston, MA

02118 ("CombinatoRx"). Each of Angiotech and CombinatoRx are sometimes referred to herein as a "Party" and together as the "Parties."

                                    RECITALS

  (A)CombinatoRx has specialized experience in screening known drugs and other compounds to identify those with desired attributes, either alone or in synergistic combination with one or more other known drugs or other compounds;

  (B)Angiotech desires to conduct a research project with CombinatoRx to attempt to identify drugs and/or drug combinations useful to Angiotech; and

  (C)Angiotech also desires to obtain a license to other drugs and/or drug combinations already known to CombinatoRx or subsequently discovered by

     CombinatoRx as a result of CombinatoRx's own internal programs, for use in certain of Angiotech's product development programs.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained in this

Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

Unless otherwise specifically provided herein, the following terms, when used with a capital letter at the beginning, shall have the following meanings:

     1.1     "AAA" has the meaning set forth in Section 16.2.

     1.2     "ABDOMINAL CONDITIONS" means Conditions of the region between the chest and pelvis bounded by and including the abdominal muscle, the bones of the hip girdle, the sacrum, the diaphragm and the musculature of the lower back and containing the digestive organs (including the stomach, liver, gallbladder,

small intestine, large intestine, kidneys, rectum, bladder), the spleen, and female reproductive organs (including the ovaries, uterus, fallopian tubes, and vagina).

     1.3     "ACCESS" means, with respect to the Chalice Database, that

Angiotech receives the following: (i) a list of all Combination High Throughput

Screens performed by CombinatoRx as a part of the Chalice Database with the CHTS

Parameters used in each such Combination High Throughput Screens, excluding

Combination High Throughput Screens performed by CombinatoRx in connection with any Third Party Agreement except to the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

extent that the result of any such Combination High Throughput Screens are included in the Chalice Database under the terms of this Agreement and (ii) the results of such Combination High Throughput Screens. For the avoidance of doubt,

activities in connection with providing Angiotech with Access to the Chalice

Database shall not be considered activities comprising a part of the Research

Program, notwithstanding that these activities will be performed by members of the CombinatoRx Project Team.

     1.4     "ACTIVE INGREDIENT" means any component of a drug product intended to furnish pharmacological activity or other direct effect in the Treatment of disease, or to affect the structure or any function of the body of humans or other animals. Active ingredients include those components of the product that may undergo chemical change during the manufacture of the drug product and be present in the drug product in a modified form intended to furnish the specified activity or effect.

     1.5     "AFFILIATE" means, with respect to a Person, any other Person that controls, is controlled by or is under common control with, such first Person.

For purposes of this definition only, "control" means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person,

whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise, or (b) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other voting ownership interest of such Person or such lesser maximum ownership percentage permitted in those jurisdictions restricting foreign ownership.

     1.6     "ALIMENTARY DEVICE" means a Therapeutic Device or Delivery Device used for the Treatment of Conditions of the Alimentary Canal in humans or animals, excluding Therapeutic Devices used as tissue bulking or filling agents for (i) urinary and fecal incontinence and (ii) Treatments for gastric esophogeal reflux disease, where the Alimentary Canal means the passage along which food passes for digestion, also known as the gastrointestinal tract. The

Alimentary Canal begins immediately behind the lips and ends at the anus. It includes the mouth (including all mucosal tissues in the oral cavity, the gums,

the teeth, the tongue and the salivary glands), throat, esophagus, stomach,

small intestine and large intestine. For the avoidance of doubt, the Alimentary

Canal does not include the urinary tract.

     1.7     "ALIMENTARY LOCAL THERAPY" means all uses or applications of a

Compound, where the Compound is applied inside the lumen of the Alimentary Canal for the Treatment of a Condition of the Alimentary Canal or local manifestation within the Alimentary Canal of a systemic Condition, where the Alimentary Canal means the passage along which food passes for digestion, also known as the gastrointestinal tract. The Alimentary Canal begins immediately behind the lips and ends at the anus. It includes the mouth (including all mucosal tissues in the oral cavity, the gums, the teeth, the tongue and the salivary glands),

throat, esophagus, stomach, small intestine and large intestine. For the avoidance of doubt, the Alimentary Canal does not include the urinary tract. For the avoidance of doubt, Alimentary Local Therapy includes [**].

     1.8     "APPLICABLE LAW" means the laws, rules and regulations, including any rules, regulations, guidelines or other requirements of Regulatory

Authorities, in effect from time to time within the Territory, as applicable.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

     1.9     "ANGIOTECH BACKGROUND TECHNOLOGY" means (a) any Information,

discovery, invention, assay, products, polymers, drugs (alone or in combination with other drugs or Active Ingredients), drug-loaded polymers, cultures,

biological materials, devices, drug-device combinations and other materials and compositions (including Shared Materials provided by or on behalf of Angiotech to CombinatoRx hereunder), Controlled by Angiotech or its Affiliates as of the

Effective Date or during the Research Period, (b) Improvements made to any of the foregoing by or on behalf of Angiotech and its Affiliates and/or by or on behalf of CombinatoRx and its Affiliates at any time, but excluding Angiotech

Research Project Technology; and (c) IP Protection Rights pertaining to any of the foregoing.

     1.10    "ANGIOTECH COMPOUND" means any Compound Controlled by Angiotech or its Affiliates as of the Effective Date or during the Research Period or one (1)

year following expiration of the Research Period that Angiotech requests to be included in the activities under the Research Program and such activities are commenced. For the avoidance of doubt, any Compound in-licensed or otherwise acquired by Angiotech or its Affiliates after the Effective Date is not an

Angiotech Compound unless it becomes subject to activities under the Research

Program.

     1.11    "ANGIOTECH DRUG DEVICE FIELD" means the Drug-Device Field,

excluding the CombinatoRx Drug Device Field.

     1.12    "ANGIOTECH EVALUATION IMPROVEMENT" means any Improvement to a

CombinatoRx Compound that is conceived at any time during the Research Period or for one year following the expiration or termination of the Research Period by or on behalf of Angiotech or its Affiliate(s) or any Person or Sublicensee

acting on their behalf prior to such CombinatoRx Compound being selected as a

Selected Compound, as well as any Information arising out of Access to the

Chalice Database and related to a CombinatoRx Compound that is conceived or discovered by or on behalf of Angiotech and its Affiliates prior to such

CombinatoRx Compound being selected as a Selected Compound to the extent that such Information relates to combinations of Compounds for which Combination High

Throughput Screens had not already been performed and the results from such screens had not been included in the Chalice Database.

     1.13    "ANGIOTECH FIELD" means the following:

             1.13.1  With respect to the Exploitation of Licensed Products in which any Compound contained in such Licensed Product is a Selected Compound,

(i) the Angiotech Local Therapy Field and (ii) the Angiotech Drug Device Field,

and

             1.13.2  With respect to the Exploitation of all Licensed Products not described in Section 1.13.1, (i) all Local Therapy, except for the

Alimentary Local Therapy, Dermatological Local Therapy and Respiratory Local

Therapy and (ii) the Drug-Device Field, except for Dermatological Devices.

             1.13.3  In addition to the foregoing, with respect to the

Exploitation of all Licensed Products, (i) Treatment of adhesions, fibrosis,

scarring and/or contractures, including encapsulation, with a biomaterial in connection with a surgical procedure (whether open or minimally invasive)

wherever found in or on the body; (ii) Treatment of residual cancer cells remaining following a surgical procedure (whether open or minimally invasive) to remove a tumor or cancer wherever found in or on the body where such Treatment is in

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                                                    CONFIDENTIAL

connection with and in proximity to the site of the surgical procedure; (iii)

hemostasis everywhere in or on the body where the Treatment is in proximity to the site of the bleeding; and (iv) wound closure, wound healing, wound sealing or dermal filling (which, in the case of Dermatological Conditions only, is effected only through the use of a Therapeutic Device) in connection with any

Condition wherever found in or on the body.

     1.14    "ANGIOTECH LICENSED IMPROVEMENT" means any Improvement (i) to the structure of a Licensed Compound, including modifications made through medicinal chemistry, (ii) to the dosage, dose-ratio or temporal administration of a

Licensed Compound comprised of two or more Active Ingredients, (iii) consisting of new indications or routes of administration for a Licensed Compound, (iv) to the definition of the chemical class of the Licensed Compound through structure-activity relationship analysis or mechanism-activity relationship analysis, or (v) otherwise to a Licensed Compound that is disclosed by Angiotech to CombinatoRx for the purpose of granting a license hereunder (which disclosure includes the conditions of such license) and is accepted by CombinatoRx for such license, in all of the foregoing cases that is conceived by or on behalf of

Angiotech or its Affiliate(s) during the Term, excluding Angiotech Evaluation

Improvements.

     1.15    "ANGIOTECH LOCAL THERAPY FIELD" means uses or applications of a

Compound, where the Compound is applied in proximity to the site of a local

Condition or to the site of a local manifestation of a systemic Condition for the Treatment of a Condition in the following areas:

  1. Vasculature Conditions;

  2. Peripheral Nerve Conditions;

  3. Musculoskeletal Conditions;

  4. Abdominal Conditions; or

  5. Thoracic Conditions.

Clauses 1 - 5 above shall not include the CombinatoRx Local Field.

For the avoidance of doubt, the treatment by CombinatoRx of any Condition included in the CombinatoRx Local Field in a manner that affects the vasculature, but not intended to treat a Vasculature Condition, shall not be prohibited by this Section.

     1.16    "ANGIOTECH PRINCIPAL SCIENTIST" means the principal scientist designated by Angiotech from time to time to be responsible for all Research

Project activities undertaken by Angiotech and serving as the primary contact for CombinatoRx on all matters related to the Research Project. The initial

Angiotech Principal Scientist is Philip Toleikis, VP Pharmacology and Drug

Screening.

     1.17    "ANGIOTECH RESEARCH PROJECT TECHNOLOGY" means any Improvement

(i) to the structure of an Angiotech Compound, including modifications made through medicinal chemistry, (ii) to the dosage, dose-ratio or temporal administration of an Angiotech Compound comprised of two or more Active

Ingredients, (iii) consisting of new indications or routes of administration for an Angiotech Compound, (iv) to the definition of the chemical class of the

Angiotech Compound through structure-activity relationship analysis or mechanism-activity relationship analysis, or (v) otherwise to an Angiotech

Compound , in each of the foregoing cases made, developed or conceived as a part of the Research Project and (b) IP Protection Rights pertaining to any of the foregoing.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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     1.18    "BACK-UP COMPOUND" means, with respect to a Licensed Compound that is a combination of two or more different Compounds, a Compound that (i) is a combination of two or more different Compounds, (ii) has one Compound as a constituent component that is in the same Compound Class as one of the Compounds in such Licensed Compound (such common Compound Class, the "ANCHOR CLASS") and

(iii) is reasonably intended by Angiotech for use as a back-up product to replace a Licensed Product that may fail in development. In addition to the foregoing, if the Licensed Compound to which the Back-Up Compound relates is a

CombinatoRx Compound for which CombinatoRx has initiated IN VIVO or clinical development or is a Fast Track Compound, then the Licensed Compound and all

Back-Up Compounds to such Licensed Compound must share Compounds in the same

Anchor Class. In the event that a Licensed Compound consists of a single

Compound, then the Back-Up Compound may be a Compound that is not in the same

Compound Class as the Licensed Compound.

     1.19    "BASELINE CALENDAR QUARTER" means, with respect to a given country in the Territory, the Calendar Quarter immediately prior to the Calendar Quarter in which the first commercial sale of a Generic Competing Product occurs in such country.

     1.20    "BREACHING PARTY" has the meaning set forth in Section 15.4.

     1.21    "CALENDAR QUARTER" means each successive period of three (3)

calendar months commencing on January 1, April 1, July 1 and October 1.

     1.22    "CALENDAR YEAR" means each successive period of twelve (12)

calendar months commencing on January 1.

     1.23    "CHALICE DATABASE" means CombinatoRx's proprietary database containing data related to Compounds (including, without limitation, CombinatoRx

Compounds) screened by or on behalf of CombinatoRx, including the results of such screens, as such database exists on the Effective Date and thereafter during the Research Period, excluding any Information in such database resulting from any Third Party Agreement. Notwithstanding the foregoing, Information in such database resulting from Third Party Agreements shall be included in the

Chalice Database if the following conditions are met: (i) CombinatoRx Controls the Information from any such Third Party Agreement, (ii) Angiotech notifies

CombinatoRx that it desires to have such Information from such Third Party

Agreement included in the Chalice Database and (iii) Angiotech agrees to comply with all terms and assume all obligations of CombinatoRx related to such

Information.

     1.24    "CHALICE EVALUATION PERIOD" means the period commencing on the date that Angiotech effectively obtains Access to the Chalice Database and ending six

(6) months thereafter.

     1.25    "CHANGE OF CONTROL" with respect to Angiotech or CombinatoRx (the

"SUBJECT PARTY") means:

             (a)     any Person, or any Persons acting jointly or in concert (as determined in accordance with the SECURITIES ACT (British

                     Columbia) with respect to securities of Angiotech, or in

                     accordance with the securities laws of the United States

                     with respect to securities of CombinatoRx), whether

                     directly or indirectly, acquire voting securities of the

                     Subject Party

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                        5

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                                                                    CONFIDENTIAL

                     which, together with all other voting securities of the

                     Subject Party held by such Person or Persons, constitutes,

                     in the aggregate, more than 20% of all outstanding voting

                     securities of the Subject Party;

             (b)     an amalgamation, arrangement or other form of business

                     combination of the Subject Party with another corporation

                     or corporations is completed with the result that the

                     holders of voting securities of the Subject Party do not

                     beneficially own, in the aggregate, 50% or more of the

                     outstanding voting securities of the surviving or resulting entity;

             (c)     a sale, disposition or other transfer by the Subject Party of all or substantially all of its assets; or

             the Board of Directors of the Subject Party, in its discretion by resolution duly adopted by the affirmative vote of a simple majority of the votes cast by the Board of Directors of the Subject

             Party, determines that for purposes of this Agreement, a Change of

             Control has occurred or is about to occur.

     1.26    "COMBINATION HIGH THROUGHPUT SCREENS" means a screen performed by

CombinatoRx using an assay which includes the following elements: (i) a specified cell type, (ii) a specified endpoint and (iii) specified stimulus/conditions (such specific elements referred to herein as the "CHTS

PARAMETERS").

     1.27    "COMBINATORX BACKGROUND TECHNOLOGY" means (a) CombinatoRx's drug discovery technology (including CombinatoRx's Combination High Throughput Screen platform) and any Information related thereto Controlled by CombinatoRx or its

Affiliates as of the Effective Date or during the Research Period; (b)

Improvements made to CombinatoRx's drug discovery technology by or on behalf of

CombinatoRx and its Affiliates and/or by or on behalf of Angiotech and its

Affiliates; (c) the Chalice Database and any other discovery, invention, assay,

products, cultures, biological materials, drug-device combinations and other materials and compositions (including Shared Materials provided by or on behalf of CombinatoRx to Angiotech hereunder), Controlled by CombinatoRx or its

Affiliates as of the Effective Date or thereafter, (d) any Information related to a CombinatoRx Compound that is conceived or developed by or on behalf of

CombinatoRx and its Affiliates outside of the Research Program; and (e) IP

Protection Rights pertaining to any of the foregoing. For the avoidance of doubt, CombinatoRx Background Technology expressly includes Research Results to the extent that such Research Results were a part of the CombinatoRx Background

Technology prior to the time that they are also arrived at through the Research

Project.

     1.28    "COMBINATORX COMPOUND" means any Compound Controlled by CombinatoRx demonstrating activity in an assay conducted by or on behalf of CombinatoRx prior to the Effective Date or during the Research Period outside the Research

Plan, excluding any such Compound for which such activity was demonstrated pursuant to any Third Party Agreement other than such Compounds from Third Party

Agreements which are included in the Chalice Database pursuant to the terms hereof, where "activity" means demonstrating a concentration-dependent level of activity or level of activity that differs from untreated background activity.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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     1.29    "COMBINATORX DRUG DEVICE FIELD" means all uses of Alimentary

Devices (except Alimentary Devices that are stents, conduits, grommets and other interchangeable implants used orimplanted inside the Alimentary Canal and any

Alimentary Device used for the treatment of diverticula or diverticulitis),

Respiratory Devices (except Respiratory Devices that are respiratory stents,

grommets, conduits and other interchangeable implants), Neurodegenerative

Devices, Ophthalmic Devices and Dermatological Devices.

     1.30    "COMBINATORX FIELD" means all fields except the Angiotech Field.

     1.31    "COMBINATORX LICENSED IMPROVEMENT" means any Improvement (i) to the structure of a Licensed Compound, including modifications made through medicinal chemistry, (ii) to the dosage, dose-ratio or temporal administration of a

Licensed Compound comprised of two or more Active Ingredients, (iii) consisting of new indications or routes of administration for a Licensed Compound, (iv) to the definition of the chemical class of the Licensed Compound through structure-activity relationship analysis or mechanism-activity relationship analysis, or (v) otherwise to a Licensed Compound that is disclosed by

CombinatoRx to Angiotech for the purpose of granting a license hereunder (which disclosure includes the conditions of such license) and is accepted by Angiotech for such license, in all of the foregoing cases that is conceived by or on behalf of CombinatoRx or its Affiliate(s) during the Term.

     1.32    "COMBINATORX LOCAL FIELD" means Alimentary Local Therapy,

Respiratory Local Therapy, Neurodegenerative Local Therapy, Ophthalmic Local

Therapy and Dermatological Local Therapy.

     1.33    "COMBINATORX PRINCIPAL SCIENTIST" means the principal scientist designated by CombinatoRx from time to time to be responsible for all Research

Project activities undertaken by CombinatoRx and serving as the primary contact for Angiotech on all matters related to the Research Project. The initial

CombinatoRx Principal Scientist is Curtis Keith, SVP Research.

     1.34    "COMBINATORX PROJECT TEAM" means the team of ten (10) CombinatoRx

FTEs who shall perform the following activities: (i) performing CombinatoRx's obligations under the Research Plan, (ii) facilitating Access to the Chalice

Database, (iii) coordinating intellectual property matters under this Agreement and (iv) managing the business and scientific aspects of the overall alliance between the Parties. All of CombinatoRx's activities under this Agreement shall be performed by the CombinatoRx Project Team.

     1.35    "COMMERCIALLY REASONABLE EFFORTS" means, with respect to the research, development, Manufacture or commercialization of a Licensed Product,

as the case may be, efforts and resources commonly used in the research-based pharmaceutical industry for or products with similar commercial and scientific potential at a similar stage in their lifecycle, taking into consideration their safety and efficacy, their cost to develop, the competitiveness of alternative products, the anticipated or actual nature and extent of their market exclusivity (including Patent coverage and regulatory exclusivity), the likelihood of regulatory approval, and their estimated profitability, including the amounts of marketing and promotional expenditures and all other relevant factors.

     1.36    "COMPLAINING PARTY" has the meaning set forth in Section 15.4.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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     1.37    "COMPOUND" means a single Active Ingredient or a combination of two or more Active Ingredients together with pro-drugs, metabolites, racimers,

isomers, enantiomers, salts, esters, free-base, free-acid and optically active forms of any of the foregoing.

     1.38    "COMPOUND CLASS" means the class of Compounds associated with a particular CombinatoRx Compound selected by Angiotech pursuant to Section 6.4.1,

determined in accordance with Section 6.4.2.

     1.39    "CONDITION" shall mean any malady, disease, syndrome, trauma,

injury or condition.

     1.40    "CONFIDENTIAL INFORMATION" has the meaning set forth in Section

10.1.1.

     1.41    "CONTROL" means, with respect to any item, Compound, Information,

Patent or IP Protection Right, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign, or grant a license, sublicense or other right to or under, such item, Compound,

Information, Patent or IP Protection Right and has the right to disclose such item, Compound, Information, Patent or IP Protection Right as provided for herein without violating the terms of any agreement with a Third Party, except to the extent that any of the foregoing rights arise by virtue of the grant of rights under this Agreement.

     1.42    "CUMULATIVE REVENUE" means the cumulative Revenue during the term of this Agreement attributable to Licensed Products containing a given Compound in all countries of the Territory, except that in the event that Angiotech develops a Licensed Product of which all Compounds included in such Licensed

Product are from the same Compound Class as the Compounds included in a Licensed

Product for which Angiotech had previously paid any milestones under Section

8.1.3, and the Licensed Product being developed by Angiotech is being developed using substantially the same type of device, type of formulation or mode of administration and is being developed for the same Condition as the prior

Licensed Product (E.G., where the previous Licensed Compound and the subsequent

Licensed Compound are both eluted from a stent to Treat restenosis), Revenue attributable to such subsequent Licensed Product shall be cumulated with the

Revenue for the previous Licensed Product (along with all Revenue attributable to Licensed Products containing the same Compound as the previous Licensed

Product).

     1.43    "DELIVERY DEVICE" means any object or material (including polymers)

that acts through mechanical, structural, electrical, ultrasonic, thermal or radiological means, independent of any Compound and that is primarily used for the administration of pharmaceuticals, blood, nutritional fluids or other substances.

     1.44    "DERMATOLOGICAL DEVICE" means a Therapeutic Device or Delivery

Device used for the Treatment of Conditions of the Skin in humans or animals,

where the Skin means the three layers of the skin: the epidermis, the dermis,

and the subcutaneous tissue (fat). For the avoidance of doubt, Conditions of the

Skin include but are not limited to [**].

     1.45    "DERMATOLOGICAL LOCAL THERAPY" means all uses or applications of a

Compound, where the Compound is applied in proximity to the site of a local

Conditions of the Skin or to the site of a local manifestation of a systemic

Condition of the Skin for the Treatment of such Condition but excluding uses and applications for wound closure, wound

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                        8

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healing, wound sealing or dermal filling, where the Skin means the three layers of the skin: the epidermis, the dermis, and the subcutaneous tissue (fat). For the avoidance of doubt, Conditions of the Skin include but are not limited to inflammatory Conditions, proliferative Conditions, infectious Conditions,

endocrine Conditions, metabolic Conditions, macrophage/monocyte disorders, and diseases of the sub-cutaneous fat.

     1.46    "DEVICE" means all Therapeutic Devices and Delivery Devices.

     1.47    "DISCLOSING PARTY" has the meaning set forth in Section 10.1.1.

     1.48    "DISTRIBUTOR" has the meaning set forth in Section 2.4.

     1.49    "DOLLARS" means the lawful currency of the United States of

America.

     1.50    "DRUG-DEVICE FIELD" means any combination of a Device with one or more Compounds, where, (i) if such Device is a Therapeutic Device, such combination is designed to induce a Therapeutic and/or cosmetic effect, or provides a Therapeutic and/or cosmetic benefit through providing an additional or complementary Therapeutic and/or cosmetic benefit (in addition to the benefit derived from placement of the Therapeutic Device) or, (ii) if such Device is a

Delivery Device, such combination is applied in proximity to the site of a local

Condition or in proximity to the site of a local manifestation of a systemic

Condition for the Treatment of such Condition, and (iii) for all Devices, such combination provides a benefit through reducing or eliminating potential device or procedure-related side effects, or reducing or eliminating device or procedure failure rates local to the anatomical site of the device.

     1.51    "EXPLOIT," "EXPLOITING" or "EXPLOITATION" means to make, use, offer for sale, sell and import, including, without limitation, to research, develop,

formulate, modify, enhance, improve, optimize, Manufacture, hold/keep for inventory, formulate, lease, rent, distribute, promote, market, export, or otherwise make available or deal in respect of, a product or process, or have an

Affiliate or Third Party do any of the foregoing on behalf of a Party.

     1.52    "FAST TRACK COMPOUND" means a CombinatoRx Compound designated for expedited review and decision as to whether such CombinatoRx Compound will become a Selected Compound pursuant to Article 6.

     1.53    "FAST TRACK EVALUATION PERIOD" has the meaning set forth in Section

6.2.2.

     1.54    "FDA" means the United States Food and Drug Administration and any successor agency thereto.

     1.55    "FIRST COMMERCIAL SALE" means the first sale for monetary value for use or consumption by a member of the general public of a Licensed Product in a country in the Territory after receipt of all Regulatory Approvals for the sale of such Licensed Product has been obtained in such country. For the avoidance of doubt, sales prior to receipt of all Regulatory Approvals, such as so-called

"treatment IND sales," "named patient sales" and "compassionate use sales,"

shall not be construed as a First Commercial Sale.

     1.56    "FTE" means the equivalent of one (1) researcher holding at least a relevant Bachelor of Science degree or a similarly qualified employee of

CombinatoRx having the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                        9

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requisite skills to fulfill CombinatoRx's obligations under this Agreement and devoting the equivalent hours of a full time employee. For purposes of this

Agreement, "full time" means one thousand eight hundred forty (1,840) hours per

Calendar Year.

     1.57    "GENERIC COMPETING PRODUCT" has the meaning set forth in Section

8.4.1.

     1.58    "HEADS" has the meaning set forth in Section 16.1.

     1.59    "HIT COMPOUND" means any Compound demonstrating activity in an assay conducted by or on behalf of CombinatoRx pursuant to the Research Plan where (i) such Compound has not prior to such time been identified as a

CombinatoRx Compound, and (ii) such activity meets any applicable minimum threshold set therefor by Angiotech in the Research Plan, all of which Compounds shall be presented to Angiotech along with all available data promptly after identification, as well as all Compounds included in the Compound Class determined for such Compound pursuant to Section 4.1.2.

     1.60    "IMPROVEMENTS" means patentable or material non-patentable improvements, variations, updates, adaptations, modifications or upgrades or enhancements.

     1.61    "INDEMNIFICATION CLAIM NOTICE" has the meaning set forth in Section

12.3.

     1.62    "INDEMNIFIED PARTY" means a Party seeking to recover a Loss under

Section 12.1 or 12.2.

     1.63    "INDEMNIFYING PARTY" means a Party from whom recovery of a Loss is sought under Section 12.1 or 12.2.

     1.64    "INDEMNITEE" has the meaning set forth in Section 12.3.

     1.65    "INDIRECT TAXES" means value added taxes, sales taxes, consumption taxes and other similar taxes.

     1.66    "INFORMATION" means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods,

processes, principles, practices, formulae, instructions, documentation, skills,

techniques, procedures, experiences, ideas, inventions, discoveries, technical assistance, designs, drawings, reports, procedures, computer programs,

apparatuses, specifications, data, results and other information and material,

including without limitation: the process and results of high-throughput screening and any other drug discovery and development technology; biological,

chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols; assays and biological methodology; Manufacturing and quality control procedures and data,

including test procedures; and synthesis, purification and isolation techniques,

(whether or not confidential, proprietary, patented or patentable) in written,

electronic or any other form now known or hereafter developed.

     1.67    "IP PROTECTION RIGHTS" means any and all legal means of

establishing rights in and to ideas, inventions, discoveries, know-how, data,

databases, documentation, reports, materials, writings, designs, computer software, processes, principles, methods, techniques and other information,

including, without limitation, Patents, trademarks, service marks, trade names,

registered designs, design rights, copyrights (including rights in computer software

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       10

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and database rights) and any rights or property similar to any of the foregoing in any part of the world, whether registered or not, together with the right to apply for the registration of any such rights.

     1.68    "JOINT PATENT RIGHTS" means those Patents covering inventions described in U.S. patent applications prepared jointly by CombinatoRx and

Angiotech prior to the Effective Date in the form actually filed by the Parties.

     1.69    "KNOWLEDGE" means a Party's and its Affiliates' understanding in good faith of the relevant facts and information resulting from the reasonable conduct of its business affairs, but without the requirement of performing an investigation with respect to any such facts and information.

     1.70    "LICENSED COMPOUNDS" means all Selected Compounds and all Hit

Compounds. In the event that a Compound is identified as a CombinatoRx Compound at the time that Research Results regarding such Compound are made under the

Research Project, then such Compound shall be automatically considered a

Licensed Compound (and shall be deemed to be a Selected Compound for purposes of

Sections 7.2 and 6.1.3) without the need for Angiotech to select such Compound under Section 6.4.1; provided that, if CombinatoRx is, at such time, conducting

(or has conducted) secondary screens with respect to such Compound or is at any later stage of development following such secondary screens or such Compound is novel and has been synthesized for further research or development, then such

Compound shall not be a Licensed Compound unless Angiotech selects such Compound under Section 6.4.1.

     1.71    "LICENSED INFORMATION" means Information which is Controlled by

CombinatoRx or its Affiliates as of the Effective Date or thereafter during the

Research Period and which is necessary or useful for the evaluation of

CombinatoRx Compounds (including Fast Track Compounds and Protected Compounds)

or Exploitation of the Licensed Compounds or the Licensed Products, but

excluding any Information to the extent covered by a Valid Claim within the

Licensed Patents.

     1.72    "LICENSED PATENTS" means all Patents anywhere in the world covering or directed to the composition, Manufacture, or use of CombinatoRx Compounds

(with respect only to Sections 2.1(a) and (b)), Licensed Compounds (alone or in combination with other compounds or substances and/or in combination with therapeutic devices) and/or Licensed Products, having any application within the

Angiotech Field, in all such cases Controlled by CombinatoRx and/or its

Affiliates as of or after the Effective Date, including, without limitation, any

Patents claiming any CombinatoRx Licensed Improvements.

     1.73    "LICENSED PRODUCTS" means products in final forms suitable for human or veterinary uses that:

             (a)     contain (i) a Licensed Compound, or (ii) an Angiotech

                     Compound (in each such case, regardless of formulation,

                     mode of administration, concentration or ratio), and

                     either:

                     a.  Patent Coverage exists in the country where it is made,

                         used or sold; or

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                     b.  such products incorporate or were developed or are

                         manufactured using Licensed Information and/or Research

                         Results and/or Angiotech Research Project Technology

                         and/or CombinatoRx Licensed Improvement and/or

                         Angiotech Evaluation Improvements and/or Angiotech

                         Licensed Improvements and/or Research Improvements to

                         the extent that such Angiotech Licensed Improvements or

                         Research Improvements are conceived or discovered

                         during the Research Period or for one (1) year

                         following the expiration or termination of the Research

                         Period (or, for CombinatoRx Compounds selected during

                         the last 12 months of the Research Period, Angiotech

                         Licensed Improvements conceived or discovered during

                         the Research Period or for two (2) years following the

                         expiration or termination of the Research Period); or

             (b)     contain a combination of two or more Compounds and such

                     combination was first conceived or discovered by Angiotech and/or its Affiliates at any time during the Research

                     Period or for one (1) year following the expiration or

                     termination of the Research Period (excluding any such

                     Compounds that are in-licensed or acquired) that does not

                     become subject to activities under the Research Program

                     (such Licensed Product, an "DERIVATIVE LICENSED PRODUCT").

     1.74    "LOCAL THERAPY" means all uses or applications of a Compound,

except through a Delivery Device, where the Compound is applied in proximity to the site of a local Condition or in proximity to the site of a local manifestation of a systemic Condition for the Treatment of such Condition.

     1.75    "LOCAL THERAPEUTIC COMPANY" means a Person engaged in the business of Exploiting products for human or veterinary uses for which all or a substantial portion of the activities of such Person are within the Angiotech

Field.

     1.76    "LOSSES" means any and all direct liability, damage, loss or expense, including interest, penalties and lawyers' fees and disbursements. In calculating Losses, the duty to mitigate on the part of the Party suffering the

Loss shall be taken into account.

     1.77    "MAJOR MARKET" means (a) the United States, (b) any one of the

United Kingdom, France, Germany, Spain and Italy or (c) Japan.

     1.78    "MANUFACTURE" and "MANUFACTURING" means, with respect to a product or compound, the synthesis, manufacturing, processing, formulating, compounding,

filling, finishing, packaging, labeling, holding and quality control testing of such product or compound.

     1.79    "MUSCOLOSKELETAL CONDITIONS" means Conditions of the muscles,

bones, joints (including the intervertebral discs), ligaments, tendons,

cartilage and fascia of the body.

     1.80    "NET SALES" means the gross invoiced amount on sales of the

Licensed Compounds or Licensed Products by Angiotech and its Affiliates to Third

Parties (including

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       12

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Distributors, but excluding Sublicensees) less the total of following deductions to the extent actually incurred:

             (a)     normal and customary trade, quantity and prompt settlement discounts (including chargebacks and allowances) actually

                     allowed and not otherwise deducted from the amount

                     invoiced;

             (b)     amounts repaid or credited by reason of rejection, returns or recalls of goods, rebates, bona fide price reductions

                     and amounts written off by reason of uncollectible debt, in all cases as determined by Angiotech or its Affiliates in

                     good faith;

             (c)     rebates and similar payments made with respect to sales

                     paid for by any governmental or Regulatory Authority such

                     as, by way of illustration and not in limitation of the

                     Parties' rights hereunder, federal or state Medicaid,

                     Medicare or similar state program in the United States or

                     equivalent governmental program in any other country;

             (d)     excise taxes, Indirect Taxes, customs duties, customs

                     levies and import fees imposed on the sale, importation,

                     use and/or distribution of the Licensed Compounds or

                     Licensed Products actually invoiced;

             (e)     reasonable and customary transportation costs, distribution expenses, special packaging and related insurance charges

                     actually invoiced, excluding commissions and fees paid to

                     Third Party distributors; and

             (f)     any other similar deductions that are actually credited to the customer and are consistent with generally accepted

                     accounting principles, or in the case of non-United States sales, other applicable accounting standards.

         In the case of any other sale or other disposal for value, such as barter or counter-trade, of any Licensed Compound or Licensed Product,

         or part thereof, Net Sales shall be calculated as above on the fair market value of the consideration given. In the case of any sale which is not invoiced or is delivered before invoice, Net Sales shall be calculated as of time of shipment. Net Sales shall be calculated using

         Angiotech's internal systems used to report such sales, which reporting is done in accordance with GAAP consistently applied, as adjusted for any of items (a) to (f) above not taken into account in such systems.

         For the avoidance of doubt, Net Sales excludes Sublicense Income.

     1.81    "NEURODEGENERATIVE DEVICE" means a Therapeutic Device or Delivery

Device used for the Treatment of Neurodegenerative Conditions in humans or animals, where a Neurodegenerative Condition means any Condition involving the malfunctioning or loss of cells, including neurons, in the central nervous system or peripheral nervous system, including, but not limited to, hereditary and sporadic conditions which are characterized by progressive nervous system dysfunction. For purposes of illustration, Neurodegenerative Conditions include

[**].

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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     1.82    "NEURODEGENERATIVE LOCAL THERAPY" means all uses or applications of a Compound, where the Compound is applied in proximity to the site of a local

Neurodegenerative Condition or to the site of a local manifestation of a systemic Neurodegenerative Condition for the Treatment of such Condition, where a Neurodegenerative Condition means any Condition involving the malfunctioning or loss of cells, including neurons, in the central nervous system or peripheral nervous system, including, but not limited to, hereditary and sporadic conditions which are characterized by progressive nervous system dysfunction.

For purposes of illustration, Neurodegenerative Conditions include [**].

     1.83    "NOTICE PERIOD" has the meaning set forth in Section 15.4.

     1.84    "OPHTHALMIC DEVICE" means a Therapeutic Device or Delivery Device used for the Treatment of Conditions of the Eye in humans or animals, where the

Eye means the eyeball and surrounding structures including but not limited to the sclera, the choroid, the retina, the optic nerve, the lens, the ciliary body, the iris, the pupil, the posterior chamber, the anterior chamber, the back cavity (containing the vitreous humor, the conjunctiva, the insertions of the eye muscles, the nasolacrimal duct, and the lacrimal canal).

     1.85    "OPHTHALMIC FIELD" means the use of a Compound to treat, prevent,

palliate and/or diagnose any Condition of the Eye in humans or animals by all modes of administration of that Compound including systemic delivery, local delivery, and delivery by means of a combination drug-device.

     1.86    "OPHTHALMIC LOCAL THERAPY" means all uses or applications of a

Compound, where the Compound is applied in proximity to the site of a local

Conditions of the Eye or to the site of a local manifestation of a systemic

Condition of the Eye for the Treatment of such Condition, where the Eye means the eyeball and surrounding structures including but not limited to the sclera,

the choroid, the retina, the optic nerve, the lens, the ciliary body, the iris,

the pupil, the posterior chamber, the anterior chamber, the back cavity

(containing the vitreous humor, the conjunctiva, the insertions of the eye muscles, the nasolacrimal duct, and the lacrimal canal.

     1.87    "PATENT COVERAGE" means, for a particular Licensed Product in a given country, there exists a Valid Claim within the Licensed Patents, Research

Patents or Patents covering CombinatoRx Licensed Improvements, Angiotech

Licensed Improvements, Angiotech Evaluation Improvements, Research Improvements

or Angiotech Research Project Technology in such country (assuming, with respect to patent applications, that the Valid Claims included in such application are issued as set forth in such patent applications) that, but for the license granted to Angiotech under this Agreement (assuming for purposes of this definition only that Research Patents and Patents covering Angiotech Research

Project Technology, Angiotech Evaluation Improvements, Angiotech Licensed

Improvements and Research Improvements are solely owned by CombinatoRx and licensed to Angiotech to the same extent as the Licensed Patents hereunder),

would have been infringed by the Manufacture, use or sale of such Licensed

Product in such country.

     1.88    "PATENTS" means (a) all national, regional and international patents and patent applications, including provisional patent applications, (b)

all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       14

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                                                                    CONFIDENTIAL

part, provisionals, converted provisionals, and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models,

petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions

(including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)), and (e) any similar rights, including so-called pipeline protection, or any importation,

revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

     1.89    "PAYMENTS" has the meaning set forth in Section 8.14.1.

     1.90    "PERIPHERAL NERVE CONDITIONS" means peripheral nerve pain and the repair or regeneration of peripheral nerves.

     1.91    "PERSON" means an individual, sole proprietorship, partnership,

limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

     1.92    "PIVOTAL TRIAL" means a clinical trial conducted among the intended patient population, of a size and rigor sufficient to support the filing of an application for Regulatory Approval of a Licensed Product.

     1.93    "PRE-EXISTING AGREEMENT" means those license, research and/or other agreements entered into by CombinatoRx prior to the Effective Date and in effect at all relevant times as such exist on the Effective Date.

     1.94    "PRODUCT KITS" means a delivery medium (such as a biomaterial),

product or Device which incorporates a Licensed Compound and which is sold in a kit or a single package together with a distinct product(s), active ingredient(s) or stand-alone component(s), in all cases in final forms suitable for human or veterinary uses. For example, where a Compound-eluting stent is sold in a kit or single package together with a catheter, the Licensed Product component of the kit or package is the Compound-eluting stent.

     1.95    "PROTECTED COMPOUND" means those Compounds designated by Angiotech pursuant to Section 6.3.1.

     1.96    "RECEIVING PARTY" has the meaning set forth in Section 10.1.1.

     1.97    "REGULATORY APPROVAL" means, with respect to a country in the

Territory, any and all approvals, licenses, registrations or authorizations of any Regulatory Authority necessary to commercially Manufacture, distribute, sell or market a Licensed Product in such country, including, where reasonably required to engage in such activities, (a) pricing or reimbursement approval in such country, (b) pre- approval marketing authorizations (including any prerequisite Manufacturing approval or authorization related thereto), and (c)

labeling approval.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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     1.98    "REGULATORY AUTHORITY" means any applicable supra-national,

federal, national, regional, state, provincial or local regulatory agency,

department, bureau, commission, council or other government entity regulating or otherwise exercising authority with respect to the Exploitation of Licensed

Compounds and/or Licensed Products in the Territory. The term "Regulatory

Authority" includes, but is not limited to, the FDA, the European Agency for the

Evaluation of Medicinal Products, European Member State Competent Authorities

and the Ministry of Health, Labour and Welfare.

     1.99    "REGULATORY DOCUMENTATION" means all applications, registrations,

licenses, authorizations and approvals (including all Regulatory Approvals), all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any

Regulatory Authority) and all supporting documents and all clinical studies and tests, relating to any Licensed Compounds or Licensed Products, and all data contained in any of the foregoing, including all applications related to obtaining Regulatory Approval, Regulatory Approvals, regulatory drug lists,

advertising and promotion documents, adverse event files and complaint files.

     1.100   "RESEARCH COMMITTEE" has the meaning forth in Section 4.1.1.

     1.101   "RESEARCH IMPROVEMENT" means any Improvement (i) to the structure of a Hit Compound, including modifications made through medicinal chemistry,

(ii) to the dosage, dose-ratio or temporal administration of a Hit Compound comprised of two or more Active Ingredients, (iii) consisting of new indications or routes of administration for a Hit Compound, (iv) to the definition of the chemical class of the Hit Compound through structure-activity relationship analysis or mechanism-activity relationship analysis, or (v) otherwise to a Hit

Compound that is disclosed by one Party to the other Party for the purpose of granting a license hereunder (which disclosure includes the conditions of such license) and is accepted by such other Party for such license, in all of the foregoing cases that is conceived by or on behalf of CombinatoRx or its

Affiliates or by or on behalf of Angiotech or its Affiliate(s) during the

Research Period.

     1.102   "RESEARCH PATENTS" means Patents covering or claiming Research

Results.

     1.103   "RESEARCH PERIOD" has the meaning set forth in Section 15.2.

     1.104   "RESEARCH PLAN" means the research plan outlining the Research

Project and each Party's undertakings and obligations with specific timelines and deliverables for each Party's activities under the Research Plan, as may be amended from time to time in accordance with Section 4.1.3, including the allocation of key personnel and other FTEs by CombinatoRx and consisting of the following the activities: (i) development and/or optimization of assay tools for use in the Research Project, (ii) the performance of specific Combination High

Throughput Screens by CombinatoRx and (iii) the analysis of the Research Results by CombinatoRx.

     1.105   "RESEARCH PROJECT" means the research outlined in the Research Plan to be carried out during the Research Period.

     1.106   "RESEARCH PROJECT COMBINATION HIGH THROUGHPUT SCREENS" means those

Combination High Throughput Screens that (i) have been performed by CombinatoRx as a part of the Research Project or (ii) are listed in the Research Plan as

Combination High

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       16

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Throughput Screens yet to be performed by CombinatoRx as a part of the Research

Project, which list shall not exceed the number of such screens that can reasonably be performed by CombinatoRx within the scope of the Research Project.

     1.107   "RESEARCH RESULTS" means Information that is discovered or conceived through work performed under this Agreement pursuant to the Research

Plan by or on behalf of CombinatoRx and/or its Affiliates, and any IP Protection

Rights pertaining to any of the foregoing. Research Results exclude Angiotech

Background Technology, Angiotech Evaluation Improvement, CombinatoRx Background

Technology.

     1.108   "RESEARCH YEAR" means the twelve-month period starting on the

Effective Date and any immediately subsequent twelve-month period.

     1.109   "RESPIRATORY DEVICE" means a Therapeutic Device or Delivery Device used for the Treatment of Conditions of the Respiratory Tract in humans or animals. The Respiratory Tract includes the nose, sinuses, pharynx, larynx,

trachea, bronchi, bronchioles, alveoli and lungs.

     1.110   "RESPIRATORY LOCAL THERAPY" means all uses or applications of a

Compound, where the Compound is applied inside the lumen of the Respiratory

Tract for the Treatment of a Condition of the Respiratory Tract or local manifestation within the Respiratory Tract of a systemic Condition, where

Respiratory Tract means the organs that are involved in breathing. For the avoidance of doubt, the Respiratory Tract begins at the nasal entrance and continues through the thoracic cavity to the gas exchange regions of the lungs.

The Respiratory Tract includes the nose, sinuses, pharynx, larynx, trachea,

bronchi, bronchioles, alveoli and lungs. For the avoidance of doubt, Respiratory

Local Therapy includes [**].

     1.111   "REVENUE" means (a) Net Sales, plus (b) Sublicense Income, less in all cases any royalties or other amounts that Angiotech or its Affiliates pays to a Third Party with respect to amounts described in (a) and (b) above (except as described in Section 8.2.3 and 8.4.3)

     1.112   "SELECTED COMPOUND" means those Compounds selected by Angiotech pursuant to Section 6.4., as well as, subject to Section 6.4, all Compounds included in the Compound Class determined for such Compounds pursuant to Section

4.1.2.

     1.113   "SELECTION PERIOD" has the meaning set forth in Section 6.4.

     1.114   "SHARED MATERIALS" means any compounds, assays, cells, cell lines,

DNA and RNA molecules, plasmids, proteins, crystals, coordinates, media,

antibodies, and other materials and any replications of any of the foregoing,

that one Party provides to the other Party to enable such Party to perform work under the Research Project; provided, however, that "Shared Materials" excludes all Research Results and the Chalice Database.

     1.115   "SIMILAR SCREEN SET" shall have the meaning set forth in the initial Research Plan, as determined in accordance with the terms hereof.

     1.116   "SUBLICENSE INCOME" means payments that Angiotech receives from a

Third Party Sublicensee in consideration for the sublicense of any right granted under Section 2.1 or other grant of any right with respect to any such right or agreement not to assert any such right, including without limitation license fees, milestone payments, license maintenance fees

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       17

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                                                                    CONFIDENTIAL

and royalty payments based on net sales received by Angiotech for such a sublicense, but specifically excluding bona fide payments for research and development, marketing, sales and/or other services, bona fide reimbursement for costs and expenses incurred by Angiotech (such as patent prosecution costs),

payments to the extent of fair market value for the issuance of equity or debt

(or for debt financing such as loans), and payments resulting from bona fide arms length agreement for the supply to such Sublicensee of Licensed Compounds and/or Licensed Products (and/or ingredients or components thereof) to the extent that such payments do not exceed to fully burdened cost to Angiotech of such supply.

     1.117   "SUBLICENSEE" has the meaning set forth in Section 2.3.1.

     1.118   "TERM" has the meaning set forth in Section 15.1.

     1.119   "TERRITORY" means all countries in the world.

     1.120   "THERAPEUTIC" means the Treatment of Conditions in humans or animals.

     1.121   "THERAPEUTIC DEVICE" means any object, material or chemical that has Therapeutic and/or cosmetic benefit through mechanical, structural,

electrical, ultrasonic, thermal or radiological means, independent of any

Compound, whether used or implanted inside or outside of the body, but excluding

Delivery Devices.

     1.122   "THIRD PARTY" means any Person not including the Parties or the

Parties' respective Affiliates.

     1.123   "THIRD PARTY AGREEMENT" means all Pre-Existing Agreements and those license, research and/or other agreements entered into by CombinatoRx following the Effective Date.

     1.124   "THIRD PARTY CLAIM" has the meaning set forth in Section 15.1.

     1.125   "THORACIC CONDITIONS" means conditions of the region bounded by and including the diaphragm and the ribcage and its associated musculature and containing the heart and lungs.

     1.126   "TRADEMARK" means any word, name, symbol, color, designation or device or any combination thereof, including any trademark, trade dress, brand mark, trade name, brand name, logo or business symbol used by Angiotech in connection with the Licensed Compounds or Licensed Products.

     1.127   "TREATMENT" or "TREAT" means diagnosis, palliation, monitoring,

cure, mitigation, treatment or prevention.

     1.128   "UNITED STATES" or "U.S." means the United States of America,

including its territories, possessions and Puerto Rico.

     1.129   "VALID CLAIM" means a claim in a pending patent application or an issued and unexpired patent that (a) has not been finally cancelled, withdrawn,

abandoned or rejected by any administrative agency or other body of competent jurisdiction not subject to further appeal, (b) has not been revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       18

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within the time allowed for appeal, (c) has not been rendered unenforceable through disclaimer, abandonment, withdrawal or otherwise, and (d) with respect to a claim in a pending patent application, such claim is being actively prosecuted in good faith and is believed in good faith to meet the requirements of patentability in the relevant jurisdiction.

     1.130   "VASCULATURE CONDITION" means a Condition of the walls of the blood vessels including arteries, arterioles, veins and venules. The walls of the blood vessels consist of multiple tissue layers including the inner layer of the tunica intima, the outer layer of the tunica intima, the elastic layer, the tunica media, and the tunica externa. The vasculature does not include the blood.

                                    ARTICLE 2

                                 GRANT OF RIGHTS

     2.1  LICENSE GRANTS TO ANGIOTECH. Subject to the terms and conditions of this Agreement and all Pre-Existing Agreements, CombinatoRx hereby grants to

Angiotech:

             (a)     a royalty-free, non-exclusive right and license, without

                     the right to grant sublicenses, under the CombinatoRx

                     Background Technology, Licensed Information and Licensed

                     Patents solely for the purpose of conducting Angiotech's

                     activities related to the Research Program during the

                     Research Period and, for purposes of making selections of

                     Selected Compounds, during the Selection Period, including,

                     for the avoidance of doubt, a right and license to make and use CombinatoRx Compounds for such limited purpose;

             (b)     subject to Section 2.5.2, a royalty-free, non-exclusive

                     right and license, with the right to grant sublicenses

                     solely in connection with the performance of work on behalf of Angiotech, under the CombinatoRx Background Technology,

                     Licensed Information and Licensed Patents to Access the

                     Chalice Database and to test, manipulate and otherwise use all CombinatoRx Compounds, Protected Compounds, Fast Track

                     Compounds and data related to the foregoing solely during

                     the Research Period and Selection Period and solely for the purpose of evaluation of any such Compounds in the

                     Angiotech Field;

             (c)     a royalty-bearing, exclusive (even with regard to

                     CombinatoRx and its Affiliates) right and license in the

                     Territory, with the right to grant sublicenses pursuant to

                     Section 2.3, under the Licensed Patents, Licensed

                     Information, CombinatoRx Licensed Improvements (to the

                     extent not rejected by Angiotech pursuant to Section 9.6)

                     and under CombinatoRx's undivided interest in the Angiotech

                     Evaluation Improvements, Research Results, Research

                     Patents, Research Improvements and Joint Patent Rights to

                     Exploit Licensed Compounds and Licensed Products in the

                     Angiotech Field; and

             (d)     a royalty-free, non-exclusive right and license in the

                     Territory, with the right to grant sublicenses pursuant to

                     Section 2.3, under the Licensed Patents, Licensed

                     Information, CombinatoRx Licensed Improvements (to the

                     extent not rejected by Angiotech pursuant to Section 9.6)

                     and

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       19

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                                                                    CONFIDENTIAL

                     under CombinatoRx's undivided interest in the Angiotech

                     Evaluation Improvement, Research Results, Research Patents,

                     Research Improvements and Joint Patent Rights in the

                     CombinatoRx Field solely for purposes of pre-clinical

                     research and development of Licensed Compounds and Licensed

                     Products for Exploitation in the Angiotech Field.

     2.2     LICENSE GRANTS TO COMBINATORX.  Subject to the terms and conditions of this Agreement and all pre-existing agreements, Angiotech hereby grants to

CombinatoRx:

             (a)     a royalty-free, non-exclusive right and license, without

                     the right to grant sublicenses, under the Angiotech

                     Background Technology solely for the purpose of conducting the Research Program during the Research Period;

             (b)     a royalty-free, paid-up, exclusive (even with regard to

                     Angiotech and its Affiliates) right and license in the

                     Territory, with the right to grant sublicenses pursuant to

                     Section 2.3, under Angiotech's undivided interest in the

                     Angiotech Evaluation Improvement, Research Results,

                     Research Patents, Research Improvements and Joint Patent

                     Rights and to Angiotech's interest in the Angiotech

                     Research Project Technology to Exploit Licensed Compounds

                     and Licensed Products in the CombinatoRx Field;

             (c)     a royalty-free, non-exclusive right and license in the

                     Territory, with the right to grant sublicenses pursuant to

                     Section 2.3, under Angiotech's undivided interest in the

                     Angiotech Evaluation Improvement, Research Results,

                     Research Patents, Research Improvements and Joint Patent

                     Rights in the Angiotech Field solely for purposes of

                     pre-clinical research and development of Licensed Compounds and Licensed Products in the CombinatoRx Field; and

             (d)     to the extent not rejected by CombinatoRx pursuant to

                     Section 9.6, a royalty-free, non-exclusive right and

                     license in the Territory, with the right to grant

                     sublicenses pursuant to Section 2.3, under Angiotech

                     Licensed Improvements Controlled by Angiotech to Exploit

                     Licensed Compounds and Licensed Products in the CombinatoRx

                     Field.

     2.3     SUBLICENSES.

             2.3.1   BY ANGIOTECH. Angiotech has the right to grant sublicenses,

through multiple tiers of sublicensees, under the licenses granted in Section

2.1(b), (c) and (d), to its Affiliates and to any other Persons in the Territory or in any country of the Territory. An agreement by Angiotech not to assert any rights granted to it under Section 2.1 shall be considered a sublicense of such right for the purposes of this Agreement, including the definition of Sublicense

Income. Where Angiotech grants a sublicense to a Person that is not an Affiliate of Angiotech, and such Person is not a Distributor, such Person shall be a

"SUBLICENSEE" for purposes of this Agreement. Angiotech shall ensure that all

Persons to which it grants sublicenses will comply with all terms and conditions of this Agreement and be bound by indemnification obligations to CombinatoRx of a scope not less than the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       20

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                                                                    CONFIDENTIAL

indemnification obligations of Angiotech contained herein, and Angiotech shall remain liable for any breach of this Agreement by a Sublicensee. Angiotech shall provide notice of the granting of any sublicense hereunder promptly following the making of such grant. Such notice shall identify the Sublicensee and the territory of the sublicense.

             2.3.2   BY COMBINATORX. CombinatoRx has the right to grant

sublicenses, through multiple tiers of sublicensees, under the licenses granted in Section 2.2(b), (c) and (d), to its Affiliates and to any other Persons in the Territory or in any country of the Territory. An agreement by CombinatoRx not to assert any rights granted to it under Section 2.2 shall be considered a sublicense of such right for the purposes of this Agreement. CombinatoRx shall ensure that all Persons to which it grants sublicenses will comply with all terms and conditions of this Agreement and be bound by indemnification obligations to Angiotech of a scope not less than the indemnification obligations of CombinatoRx contained herein, and CombinatoRx shall remain liable for any breach of this Agreement by a sublicensee. CombinatoRx shall provide notice of the granting of any sublicense hereunder promptly following the making of such grant. Such notice shall identify the sublicensee and the territory of the sublicense.

     2.4     DISTRIBUTORSHIPS. Angiotech has the right, in its sole discretion,

to appoint its Affiliates, and Angiotech and its Affiliates shall have the right, in their sole, respective discretion, to appoint any other Persons, in the Territory or in any country of the Territory, to distribute, market and sell the Licensed Products. Such right includes circumstances where the Person purchases its requirements of Licensed Products from Angiotech or its Affiliates but does not otherwise make any royalty or other payment to Angiotech or its

Affiliates with respect to IP Protection Rights licensed by Angiotech hereunder or otherwise Controlled by Angiotech or its Affiliates. Where Angiotech or its

Affiliates appoints such a Person that is not an Affiliate of Angiotech, that

Person shall be a "DISTRIBUTOR" for purposes of this Agreement.

     2.5     NO CONFLICTS.

             2.5.1   Subject to the terms of this Agreement, within the scope of the Research Project, and to the extent Applicable Law and the terms of this

Agreement permit CombinatoRx to conduct research and development activities with respect to Licensed Compounds or Licensed Products notwithstanding the exclusive license grants to Angiotech under Section 2.1, CombinatoRx agrees that neither it nor its Affiliates will publish or present any material or file any Patent applications in the Angiotech Field with respect to such activities except in accordance with the provisions of this Agreement and with the prior written consent of Angiotech.

             2.5.2   Subject to CombinatoRx's rights and obligations under the

Research Project and the restrictions set forth in Article 6, during the

Research Period and for one (1) year after its expiration or termination, or, if this Agreement is earlier terminated by Angiotech pursuant to Section 15.4, 15.6 or 15.7 for a period of one (1) year after such termination, CombinatoRx covenants that it and its Affiliates shall not:

     (a) license, sublicense or otherwise grant any rights to any Compound to any Person (other than Angiotech), regardless of whether such Compound is discovered by CombinatoRx through its internal research and development programs or in connection with a Person (other than Angiotech), for Exploitation in any or all of the following areas of the Angiotech Field:

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       21

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                                                                    CONFIDENTIAL

         (i)   in combination with, or for release or elution from or delivery through, stents, [**];

         (ii)  in combination with, or for release or elution from or delivery through, minimally invasive therapies such as degradable or non-degradable vascular wraps, [**] or other such Devices, biomaterials or implants for the [**], or for use with certain vascular surgery procedures, including,

     but not limited to, [**], stenosis, restenosis or other similar disease, or in [**];

         (iii) in connection with injectible or implantable materials, or in any injectible or implantable form, for the Treatment of Musculoskeletal

     Conditions, or for the intra-articular Treatment of [**]or related musculoskeletal or [**];

         (iv)  in combination with, or for release or elution from or delivery through, biomaterial treatments, implants or barriers, including, but not limited to, biomaterial treatments, implants or barriers delivered or placed endoscopically or during open surgery for the Treatment of adhesions, scar, encapsulation or local cancerous tumors or tumor cells;

         (v)   in combination with, or for release or elution from or delivery through, Therapeutic Devices used as tissue bulking or filling agents,

     including, but not limited to, [**], aneuyrism fillers, [**]; or

         (vi)  in combination with, or for release or elution from or delivery through, sealing and wound closure or healing devices or biomaterials,

     including devices and biomaterials designed to Treat surgical bleeding,

     [**] or dysfunctional uterine bleeding, or for use in wound closure,

     sealing or healing;

         provided that, notwithstanding the foregoing, CombinatoRx may license,

     sublicense or otherwise grant rights to any Compound to any Person in a manner which is in compliance with paragraphs (b), (c) and (d) of this

     Section, whether such Compound is discovered by CombinatoRx through its internal research and development programs or in connection with a Person if such Person has agreed in writing that neither such Person nor any

     Affiliate, licensee or sublicensee of such Person will Exploit such

     Compound in the areas identified in clauses (i) through (vi) above, and the agreement between CombinatoRx and such Person explicitly names Angiotech as a third party beneficiary of such agreement solely for the purposes of enforcing the restrictions described in this paragraph,

     (b) conduct Combination High Throughput Screens on its own behalf or for any Person other than Angiotech, or grant to any such Person any rights in the

Angiotech Field to the results of any Combination High Throughput Screen or series of Combination High Throughput Screens, that (i) have the same CHTS

Parameters as any Research Project Combination High Throughput Screen(s), or

(ii) are a Similar Screen Set,

     (c) grant, or enter into any agreement or other arrangement with a Person that involves the grant of or agreement to grant in the future, any license or other rights to a Local Therapeutic Company to use any IP Protection Rights

Controlled by CombinatoRx or its

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       22

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                                                                    CONFIDENTIAL

Affiliates as of the Effective Date or during the period specified above

(including, for the avoidance of doubt, any Licensed Patents, Licensed

Information, Research Patents or Research Results) in any field that includes the Angiotech Field or

     (d) in addition to the restrictions set forth in clauses (a) through (c)

above, enter into any agreement with a Person where CombinatoRx grants rights that comprise all or a portion of the Angiotech Field, but, assuming CombinatoRx has complied with clauses (a) through (c) above, CombinatoRx shall not be restricted from granting rights that are materially broader than or different from the Angiotech Field but may include the Angiotech Field if the inclusion of the Angiotech Field in any such agreement is not a significant purpose of such agreement; provided that, in no event will CombinatoRx enter into any agreement for the purpose of evading the restrictions of clauses (a) through (c) above or this clause (d).

     The Parties acknowledge that all restrictions contained in this Section

2.5.2 are reasonable, valid and necessary for the adequate protection of the

Licensed Product business, given the disclosure of confidential information by

Angiotech and that Angiotech would not have entered into this Agreement without the protection afforded it by this Section 2.5.2. Notwithstanding the foregoing,

this Section 2.5.2 shall not apply to the Pre-Existing Agreements to the extent that CombinatoRx's activities are within the scope of and in conformance with the terms of such agreements, as such agreements exist on the Effective Date.

             2.5.3   During the Research Period and for one (1) year after its

expiration or termination, Angiotech shall not contract or collaborate with or engage any Third Party to perform screens for any product consisting of two or more compounds which include existing small molecule pharmaceutical compounds approved for marketing. The Parties acknowledge that all restrictions contained in this Section 2.5.3 are reasonable, valid and necessary for the adequate protection of the CombinatoRx's business, given the disclosure of confidential information by CombinatoRx and that CombinatoRx would not have entered into this

Agreement without the protection afforded it by this Section 2.5.3.

                                    ARTICLE 3

                              THE RESEARCH PROJECT

     3.1     CONDUCT OF RESEARCH PROJECT. During the Research Period and under the direction and supervision of the Research Committee, each Party shall (a)

perform its obligations under the Research Plan in compliance with good scientific manner and in compliance in all material aspects with all Applicable

Law, including, unless otherwise set forth in the Research Plan, good laboratory practices, where applicable, and (b) allocate the time, effort, equipment and skilled personnel reasonably necessary to complete such activities as set forth in the Research Plan. Following the Effective Date, the Parties shall promptly commence the Research Project. The Research Committee shall be entitled to modify the Research Plan from time to time in accordance with Section 4.1.4, and shall re-visit the content and scope of the Research Plan at least once each

Research Year for the purpose of determining and making such changes thereto as it, in its judgment may deem necessary or appropriate.

     3.2     FACILITIES . CombinatoRx shall commit to the Research Project ten

(10) FTEs during each Research Year of the Research Period. In addition,

CombinatoRx shall provide facilities and equipment that are reasonably necessary to carry out the work undertaken by

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       23

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CombinatoRx under the Research Project at CombinatoRx's facilities at 650 Albany

Street, Boston, MA 02118, and/or at such other facilities in the United States which CombinatoRx may come to occupy of an appropriate standard for performing research in accordance with Good Laboratory Practices and otherwise in accordance with the Research Plan. The CombinatoRx Principal Scientist shall be responsible for all Research Project activities undertaken by CombinatoRx and shall supervise the work of all personnel engaged by CombinatoRx in the Research

Project. The CombinatoRx Principal Scientist shall serve as the primary contact for Angiotech on all matters related to the Research Project.

     3.3     COSTS AND EXPENSES. Each Party is responsible for its own costs and expenses for the Research Project, including without limitation all costs and expenses associated with FTEs committed to the Research Project.

     3.4     SUBCONTRACTING. CombinatoRx is solely responsible for successfully completing its activities set forth in the Research Plan. CombinatoRx shall conduct and carry out the activities provided for under the Research Project through its employees at the site identified under Section 3.2.

     3.5     SHARED MATERIALS, INFORMATION TRANSFER AND HIT COMPOUNDS.

             3.5.1   BACKGROUND INFORMATION. CombinatoRx shall from time to

time, and shall cause its Affiliates to, provide to Angiotech copies of any

Licensed Information, Licensed Patents and CombinatoRx Background Technology to

the extent necessary or reasonably useful for Angiotech to exercise its rights under the Research Project. Upon Angiotech's request to CombinatoRx, CombinatoRx shall promptly provide to Angiotech any copies of additional Licensed

Information and CombinatoRx Background Technology and originals of Licensed

Information and CombinatoRx Background Technology in those cases where Angiotech has a need for the same in connection with the filing and prosecution of patents. CombinatoRx's obligations under this Section shall be performed by the

CombinatoRx Project Team.

             3.5.2   SHARED MATERIALS. Each Party shall, and shall cause its

Affiliates to, in accordance with the criteria and mechanisms established by the

Research Committee, disclose and make available to the other Party, in whatever form such Party may reasonably request all Shared Material promptly upon the

Effective Date or upon the earlier of the conception or reduction to practice,

discovery, development or making of such Shared Material; provided, however,

that, notwithstanding the foregoing, Angiotech shall only be required to provide or disclose to CombinatoRx such Shared Materials and other information as it determines, in its sole discretion, is reasonably necessary for CombinatoRx to perform its activities under the Research Project and Angiotech retains the right, in its reasonable discretion, to withdraw any such Shared Material from the Research Project upon written notice to CombinatoRx; provided that,

CombinatoRx shall be excused from any failure to perform its obligations under the Research Plan to the extent that it can reasonably demonstrate that such failure is attributable to Angiotech's withdrawal of, or failure to supply,

Shared Materials.

             3.5.3   RESEARCH RESULTS; HIT COMPOUNDS. During the Research

Project CombinatoRx shall, and shall cause its Affiliates to, in accordance with the criteria and mechanisms established by the Research Committee, disclose and make available to Angiotech, in whatever form Angiotech may reasonably request all Research Results

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       24

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                                                                    CONFIDENTIAL

promptly upon the earlier of the conception or reduction to practice, discovery,

development or making of such Research Results, including without limitation a list of all Compounds screened by CombinatoRx, the results of each assay with respect to each screened Compound, and all Compounds which are Hit Compounds.

     3.6     COOPERATION. Each Party shall cooperate with any and all reasonable requests for assistance from the other Party with respect to the activities under the Research Project, including by making its employees, consultants and other scientific staff available upon reasonable notice during normal business hours at their respective places of employment to consult with such other Party on issues arising in connection with the Research Project.

     3.7     REGULATORY RECORDS. CombinatoRx and Angiotech each shall maintain,

or cause to be maintained, records of its respective activities under the

Research Project in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of its respective activities under the Research Project, and which shall be retained by such Party for at least five (5) years after the termination of the Research Period, or for such longer period as may be required by Applicable Law; provided always that before destroying any such record upon expiration of such period CombinatoRx shall offer Angiotech in writing to transfer such record to Angiotech and shall, should Angiotech declare that it wishes to have such record transferred, transfer it to Angiotech, at Angiotech's cost, without unreasonable delay. Each Party shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records contemplated by this Section 3.7.

                                    ARTICLE 4

                       MANAGEMENT OF THE RESEARCH PROJECT

     4.1     RESEARCH COMMITTEE.

             4.1.1   FORMATION. Within fifteen (15) days after the Effective

Date, the Parties shall form a Research Committee (the "RESEARCH COMMITTEE").

The Research Committee shall consist of six (6) members with the requisite experience and seniority to enable them to make decisions on behalf of the

Parties with respect to the initiation, planning and performance of the activities of the Research Project, with equal numbers appointed by each respective Party, which shall include the CombinatoRx Principal Scientist and the Angiotech Principal Scientist acting as Co-Chairs. Each Party shall have the right to replace its respective Research Committee representatives upon written notice to the other Party, provided that any such substitute representative shall have substantially the equivalent experience and seniority as the representative that such person replaces. Each Party shall be entitled to bring for an agenda item at a meeting of the Research Committee such minimum numbers of nonvoting advisors, consultants and other visitors which such Party considers in good faith necessary or useful to such Party to protect its interest regarding the business to be dealt with under such agenda item. If such visitors are not employees of a Party, their attendance at the Research Committee meeting shall be further conditioned upon agreement with the inviting Party over confidentiality and non-use obligations no less burdensome than those set forth herein.

             4.1.2   RESPONSIBILITIES. The Research Committee shall oversee the initiation, planning and performance of the activities under the Research

Project. In particular, the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       25

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                                                                    CONFIDENTIAL

responsibilities of the Research Committee shall include: (a) establishing reporting criteria and mechanisms for making Research Results available to

Angiotech; (b) establishing criteria and mechanisms for disclosing and making available to the other Party Shared Materials; (c) establishing prioritization criteria for specific components under the Research Project, including setting dates for experimental initiation and completion of each stage of the Research

Project; (d) monitoring and overseeing workflow, including experimental sample transfer, sample analysis and data quality control, data analysis and summarization, software installation (access), training and maintenance; (e)

monitoring of sample throughput, and overall Research Project progress; (f)

monitoring timely execution of the Research Project, including compliance with timelines and deliverable requirements; (g) sharing information regarding Third

Party Agreements of CombinatoRx for potential inclusion of Information from such

Agreement in the Chalice Database as provided in Section 1.23; (h) reviewing and approving any amendments to the Research Plan and (i) determining the Compound

Class for each CombinatoRx Compound (including CombinatoRx Compound selected as

Back-up Compounds) and Hit Compounds using the following parameters: (i)

similarity in terms of chemical structure, (ii) similarity in terms of mechanism of action (relating to both known mechanisms and/or newly discovered mechanisms)

and (iii) such other parameters as the Research Committee shall determine relevant. If the Research Committee is not able to determine the Compound Class for such CombinatoRx Compound or Hit Compound, then the matter shall be settled in accordance with the first sentence of Section 4.1.4. The Research Committee shall determine the Compound Class for a Hit Compound at the next meeting of the

Research Committee following identification of the Hit Compound.

             4.1.3   RESEARCH PLAN. The Parties acknowledge and agree that the

Research Plan shall set forth the goals and objectives of the Research Project and the broad terms of the Parties' respective undertakings to achieve those goals and objectives, and the consideration provided for under Article 8 and elsewhere in this Agreement represents Angiotech's total financial obligation for all services to be rendered and expenses to be incurred by or on behalf of

CombinatoRx as necessary to achieve the goals and objectives of the Research

Project. The Research Committee shall finalize and approve the initial Research

Plan within sixty (60) days of the Effective Date. The Parties further acknowledge and agree that the Research Plan will be amended by the Research

Committee from time to time during the Research Period for each stage of the

Research Project to identify and define the specific undertakings of the Parties required to implement the Research Project and as otherwise required.

             4.1.4   DISPUTES. The Research Committee shall endeavor to reach

consensus on all matters brought before it with each Party having a single vote,

irrespective of the number of representatives actually in attendance at a meeting; provided, however, that in the event the Research Committee is unable to resolve an outstanding matter before it within fifteen (15) days of the time that it first considers such matter, such matter shall be resolved in accordance with Article 16. Notwithstanding the foregoing, Angiotech shall make the final determination as to whether a Compound is a Hit Compound and approval of any amendments to the Research Plan; provided that, no amendment to the Research

Plan shall change the scope of the Research Plan in a manner that would require

CombinatoRx without its express written approval to devote more than the

CombinatoRx Project Team in the performance of all of its obligations under this

Agreement or materially increase the materials and capital equipment required for CombinatoRx to perform its activities under the Research Plan.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       26

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             4.1.5   MEETINGS. The Research Committee shall meet at least once

each Calendar Quarter. Regular quarterly meetings shall be scheduled on a recurring schedule to be established by the Research Committee (e.g. the first

Tuesday of January, April, July and October at 9:30 a.m. at the place of meeting, if held in person), or at such other times mutually agreed to no less than three (3) months in advance, except for the initial meeting of the Research

Committee, which shall be at a mutually agreeable time and place and shall take place no later than sixty (30) days after the Effective Date. In person meetings of the Research Committee will be held at alternating locations of the respective Co-Chair's choosing, or by teleconference or videoconference at the respective Co-Chair's discretion. Subject to Section 4.1.6, a quorum of the

Research Committee exists whenever there is present at a meeting each of the

Co-Chairs or their respective designees. In addition, the Research Committee may act without a formal meeting by a written memorandum signed by the Co-Chairs of the Research Committee. Whenever any action by the Research Committee is required hereunder during a time period in which the Research Committee is not scheduled to meet, either Co-Chair shall have the right to call a special meeting or the Co-Chairs may cause the Research Committee to take the action without a meeting in the applicable time period. Any such additional meetings shall be held at places and on dates selected by mutual agreement of the

Co-Chairs.

             4.1.6   SPECIAL MEETING. Notwithstanding Section 4.1.5, either

Co-Chair may call for a meeting to be held on a business day by notifying the other Party no later than thirty (30) days in advance of a meeting of the

Research Committee of the exact date, time and location for the meeting;

provided, that (a) if such notice has been timely issued and the meeting is held on the date, time and place so indicated, or (b) if the other Party confirms that it has been properly notified about the meeting, then a quorum shall be considered constituted at that meeting unless all members of one Party fail to attend the meeting because of illness, where no substitution could be reasonably arranged, general breakdown in the instrumentalities of communication, travel difficulties beyond the reasonable control of such Party, or any other reasonable reason. For the purpose of agreeing that a Party has been properly notified of the meeting in the case under (b), attendance to a meeting without express objection thereto shall be sufficient.

             4.1.7   EXPENSES. CombinatoRx and Angiotech each shall bear all

expenses of its Research Committee members related to such members'

participation on the Research Committee and attendance at Research Committee meetings.

             4.1.8   MINUTES. The Research Committee shall keep accurate minutes of its deliberations, which minutes shall record all proposed decisions and all actions recommended or taken, Research Project progress reports provided to the

Research Committee pursuant to Section 5.1 and Research Results generated of interest in the Research Project. Furthermore, all Licensed Compounds (including all Hit Compounds) disclosed to Angiotech during the Research Period shall be recorded in the minutes of the Research Committee. Drafts of minutes shall be delivered to the Co-Chairs of the Research Committee within twenty (20) days after the respective meeting. The Parties, on an alternating basis, shall prepare and circulate the draft minutes. Draft minutes shall be edited by the

Co-Chairs and shall be issued in final form only with the approval and agreement of the Co-Chairs.

     4.2     UPON EXPIRATION OR TERMINATION OF THE RESEARCH PERIOD.  Upon

expiration or termination of the Research Period the following shall apply:

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             4.2.1   DISSOLUTION OF THE RESEARCH COMMITTEE. Upon expiration or

termination of the Research Period, the Research Committee shall be dissolved and both Parties shall provide the other with consultation services, including reviewing and contributing to proposed publications concerning the Licensed

Compounds or Licensed Products, in the case of Angiotech, and any products developed by CombinatoRx as a result of the licenses granted to CombinatoRx hereunder, in the case of CombinatoRx, as either Party may reasonably request for further development of Licensed Compounds or Licensed Products, as applicable, including by making such Party's employees, consultants and other scientific staff available upon reasonable notice during normal business hours at their respective places of employment to consult with the other Party on issues arising during product development, or in connection with Exploitation of

Licensed Compounds or Licensed Products. A Party making such request shall reimburse the other Party for reasonable and verifiable out-of-pocket costs incurred in connection with such consultation services.

             4.2.2   TERMINATION OF RIGHTS. All rights granted to Angiotech and

CombinatoRx pursuant to Section 2.1(a) and Section 2.2(a), respectively,

automatically terminate and Angiotech and CombinatoRx shall cease any and all use of the items licensed to it therein for the purposes specified.

             4.2.3   RETURN OF ITEMS. CombinatoRx shall deliver or return, as

applicable, all data, files, records and other materials in its possession or control containing or comprising solely Angiotech Background Technology and

Angiotech's Confidential Information (except one copy of Angiotech's

Confidential Information which may be retained by CombinatoRx in its legal files solely for archival purposes to ensure its continuing compliance with this

Agreement). Angiotech shall deliver or return, as applicable, all data, files,

records and other materials in its possession or control containing or comprising solely CombinatoRx Background Technology and CombinatoRx's

Confidential Information (except one copy of CombinatoRx's Confidential

Information which may be retained by Angiotech in its legal files solely for archival purposes to ensure its continuing compliance with this Agreement),

except to the extent that any of the foregoing relate to Licensed Compounds,

Licensed Products or CombinatoRx Licensed Improvements.

     4.3     TRANSFER UPON TERMINATION OF THE RESEARCH PERIOD. Upon expiration or termination of the Research Period the following shall apply:

             4.3.1   INFORMATION DISCLOSURE. CombinatoRx shall, and shall cause its Affiliates, without additional compensation, to disclose and make available to Angiotech, to the extent not done so already, in whatever form Angiotech may reasonably request, Regulatory Documentation, copies of Licensed Information,

Research Results and any other Information claimed or covered by any Licensed

Patent or Research Patent or otherwise relating, directly or indirectly, to any

Licensed Compound, Licensed Product or CombinatoRx Licensed Improvement, and

thereafter and throughout the term of the Agreement immediately upon the earliest of the development, making, conception or reduction to practice of each such Regulatory Documentation, Licensed Information.

             4.3.2   APPLICATION TO EACH COMPOUND AND COMBINATORX LICENSED

IMPROVEMENT. CombinatoRx's obligation under Section 4.3 in its entirety shall,

in addition to, and without limiting what is stated therein, apply to each separate Licensed Compound or CombinatoRx Licensed Improvement in which situation such obligations shall refer to such

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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Regulatory Documentation, Licensed Information, Research Results and Information

relating directly or indirectly to that particular Licensed Compound or

CombinatoRx Licensed Improvement thereon.

             4.3.3   SEARCH FOR INFORMATION. CombinatoRx warrants that it will

perform a reasonably diligent search within its own internal records for

Licensed Information and Regulatory Documentation relevant to the safety,

efficacy and Exploitation of Licensed Compounds and Licensed Products in

existence as of the termination or expiration of the Research Period and that all such located Licensed Information and Regulatory Documentation will be disclosed to Angiotech upon termination or expiration of the Research Period.

             4.3.4   TRANSFER OF INFORMATION. CombinatoRx, at its sole cost and expense, during the three years following the Effective Date, will provide

Angiotech with all reasonable assistance required in order to transfer the

Licensed Information to Angiotech in a timely manner following termination or expiration of the Research Period. Without prejudice to the generality of the foregoing, if visits of CombinatoRx's representatives to Angiotech's facilities are reasonably requested by Angiotech for purposes of transferring the Licensed

Information to Angiotech or for purposes of Angiotech acquiring expertise on the practical application of the Licensed Information or assisting on issues arising during such Exploitation, CombinatoRx will send appropriate representatives to

Angiotech's facilities, provided that Angiotech shall reimburse CombinatoRx for its reasonable and verifiable out of pocket expenses of travel and accommodations for such representatives. Any such assistance shall be limited to not more than one FTE for five (5) days per year at mutually agreed upon times.

                                    ARTICLE 5

                                     REPORTS

     5.1     REPORTS.

             5.1.1   COMBINATORX REPORTS. No later than five (5) business days

prior to each quarterly Research Committee meeting, CombinatoRx shall provide the Research Committee with a reasonably detailed written report containing specifications and other information on all Research Results generated by

CombinatoRx under the Research Project and all information related to Licensed

Information, Licensed Patents and CombinatoRx Licensed Improvements not

previously reported to the Research Committee, including without limitation,

reasonably detailed information on all assays and other studies performed with respect to Compounds under the Research Plan and the results thereof, the identity of any Hit Compounds and information related thereto, as well as a list of the names and titles of the CombinatoRx employees comprising the CombinatoRx

Project Team and a brief description of the activities of such employees.

CombinatoRx shall also provide in conjunction with such reports as long as there exists a Research Committee, a report detailing the discovery of any new

CombinatoRx Compounds, information and data related thereto and any new information and data related to existing CombinatoRx Compounds insofar as the same may be relevant to potential uses in the Angiotech Field. CombinatoRx's obligations under this Section shall be performed by the CombinatoRx Project

Team. Following the Research Period, no later than March 1st of each year,

CombinatoRx shall provide Angiotech with a summary written report describing any

CombinatoRx Licensed Improvements conceived or discovered during the prior year and accompanied by the data which is

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       29

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                                                                    CONFIDENTIAL

necessary for the preparation and filing of patent applications covering such

CombinatoRx Improvements.

             5.1.2   ANGIOTECH REPORTS. No later than March 1st of each year ,

Angiotech shall provide CombinatoRx with a summary written report containing a description of the activities undertaken by Angiotech with respect to the

Research Plan and with respect to all CombinatoRx Compounds and Licensed

Compounds and describing any Research Improvements, Angiotech Evaluation

Improvements and Angiotech Licensed Improvements conceived or discovered during the prior year and accompanied by the data which is necessary for the preparation and filing of patent applications covering such Research

Improvements, Angiotech Evaluation Improvements and Angiotech Licensed

Improvements, and following selection of a CombinatoRx Compound under this

Agreement, a description of the development and commercialization activities undertaken by Angiotech with respect to all Selected Compounds.

             5.1.3   COORDINATION OF DEVELOPMENT ACTIVITIES. If both Parties are developing a product that contains the same Compound, then the Parties shall establish appropriate communication processes to share information as is reasonably needed for regulatory purposes and key development decisions.

                                    ARTICLE 6

                              COMBINATORX COMPOUNDS

     6.1     CHALICE DATABASE.

             6.1.1   ACCESS TO THE CHALICE DATABASE. Promptly after the

Effective Date and during the Research Period, CombinatoRx shall provide

Angiotech with non-exclusive Access to the Chalice Database to allow Angiotech to review all CombinatoRx Compounds and associated data and information contained therein and shall provide any other assistance related thereto reasonably requested by Angiotech. It is understood that CombinatoRx's activities in providing Angiotech with Access to the Chalice Database is a part of the activities of the CombinatoRx Project Team. During the Research Period,

CombinatoRx shall keep Angiotech reasonably informed of, and shall provide to

Angiotech, updates, modification and/or additions of data and information to the

Chalice Database.

             6.1.2   EXCLUSIVE RIGHTS DURING CHALICE EVALUATION PERIOD. During

the Chalice Evaluation Period, CombinatoRx shall not grant to any Third Party any right or license to a CombinatoRx Compound in the Angiotech Field except pursuant to any Pre-Existing Agreement and shall not permit any Third Party to review the Chalice Database or any data or information contained therein for use within the Angiotech Field.

             6.1.3   EXCLUSIVE RIGHTS FOLLOWING CHALICE EVALUATION PERIOD.

Following the time period specified in Section 6.1.2 and until expiration of the

Research Period, CombinatoRx shall only be permitted to license a CombinatoRx

Compound to a Third Party in the Angiotech Field in the following limited circumstances:

             (a)     The CombinatoRx Compound is licensed by a Third Party

                     collaborator of CombinatoRx under a Pre-Existing Agreement;

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       30

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             (b)     The CombinatoRx Compound is licensed by a Third Party under an agreement entered into by CombinatoRx after the

                     Effective Date in compliance with Section 2.5.2; or

             (c)     The CombinatoRx Compound was a Fast Track Compound which

                     was rejected by Angiotech as described in Section 6.2.2 and is licensed by a Third Party under an agreement entered

                     into by CombinatoRx after the Effective Date in compliance with Section 2.5.2;

         provided, however, that (b)-(c) above shall not apply with respect to a

         Fast Track Compound during its Fast Track Evaluation Period, or with respect to any Compound during the period in which it is a Protected

         Compound or Selected Compound.

     6.2     FAST TRACK COMPOUNDS.

             6.2.1   DESIGNATION OF COMBINATORX COMPOUNDS AS FAST TRACK

COMPOUNDS. Beginning on the Effective Date, CombinatoRx may designate up to five

(5) CombinatoRx Compounds as Fast Track Compounds, and on each anniversary of the Effective Date during the Research Period, CombinatoRx may designate up to three (3) additional CombinatoRx Compounds as Fast Track Compounds. CombinatoRx

may, with Angiotech's consent not to be unreasonably withheld, designate up to two (2) additional CombinatoRx Compounds as Fast Track Compounds during each

12-month period in which CombinatoRx is permitted to designate Fast Track

Compounds commencing on the first anniversary of the Effective Date. CombinatoRx shall provide to Angiotech (a) a written notice listing the Fast Track

Compounds; (b) a detailed written report on all material assays, pre-clinical studies, clinical studies and other studies performed by CombinatoRx with respect to each Fast Track Compound and the results thereof; and (c) either (i)

sufficient quantities of each Fast Track Compound for use by Angiotech to evaluate the Fast Track Compound or (ii) if CombinatoRx does not have such quantities of such Fast Track Compound on hand, CombinatoRx shall identify the source of the active pharmaceutical ingredients for Angiotech to purchase such

Fast Track Compound at its own expense. CombinatoRx shall also provide Angiotech with any new material information or data related to a Fast Track Compound that is created or obtained by CombinatoRx during the relevant Fast Track Evaluation

Period.

             6.2.2   FAST TRACK EVALUATION PERIOD. Angiotech shall have twelve

(12) months following receipt of the complete information and materials described in Section 6.2.1 to evaluate the Fast Track Compounds. Angiotech can request up to an additional six (6) months to evaluate any particular Fast Track

Compound in addition to the 12-month period described in the preceding sentence,

with CombinatoRx's consent to such request not to be unreasonably withheld (such

12-month period, together with any applicable 6-month period, the "FAST TRACK

EVALUATION PERIOD"). At any time prior to the end of the applicable Fast Track

Evaluation Period, Angiotech may designate one or more Fast Track Compounds as

Selected Compounds by written notice to CombinatoRx of such designation. All

Fast Track Compounds not selected by Angiotech are deemed rejected and Angiotech shall have no rights with respect to rejected Fast Track Compounds and shall promptly return to CombinatoRx all Information and materials related to such

Fast Track Compounds that were provided to Angiotech by CombinatoRx (except one copy of which may be retained by Angiotech solely in its legal files for archival purposes to ensure its continuing compliance with this Agreement).

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                                                                    CONFIDENTIAL

             6.2.3   EXCLUSIVE RIGHTS DURING FAST TRACK EVALUATION PERIOD.

During the Fast Track Evaluation Period, CombinatoRx shall not grant to any

Third Party a right or license to a Fast Track Compound in the Angiotech Field.

Following such period, CombinatoRx may grant a right or license to a rejected

Fast Track Compound in the Angiotech Field to a Third Party under an agreement entered into by CombinatoRx after the Effective Date in compliance with Section

2.5.2.

             6.2.4   SUBSEQUENT DESIRE TO SELECT A FAST TRACK COMPOUND. If

Angiotech subsequently determines during the Research Period or Selection Period that it desires to select a previously rejected Fast Track Compound, Angiotech shall submit a written request to CombinatoRx, with consent to such request not to be unreasonably withheld or delayed or conditioned upon further sums.

     6.3     PROTECTED COMPOUNDS.

             6.3.1   DESIGNATION OF COMBINATORX COMPOUNDS AS PROTECTED

COMPOUNDS. No later than ten (10) days following the six (6) month anniversary of the Effective Date and thereafter within ten (10) days following (but not earlier than) the subsequent six (6) month anniversaries of the Effective Date ending on the fifty four (54) month anniversary of the Effective Date, Angiotech may designate CombinatoRx Compounds which are, at the time of such designation

Controlled by CombinatoRx, for protection in the Angiotech Field during the

Research Period and the Selection Period. Notwithstanding the foregoing,

Angiotech shall have up to six (6) months to designate for protection Compounds that become CombinatoRx Compounds prior to the fifth anniversary of the

Effective Date, so that, for such Compounds, Angiotech shall have until the first anniversary described above that is not less than six months from the date such Compound became a CombinatoRx Compound to designate such Compound for protection. Each such compound selected pursuant to this Section 6.3 shall be deemed a "PROTECTED COMPOUND." Angiotech may add or remove Compounds from the list of Protected Compounds on each 6-month anniversary described above at its discretion, but no more than a total of one hundred (100) Compounds may be designated as Protected Compounds at any one time.

             6.3.2   EXCLUSIVE RIGHTS TO PROTECTED COMPOUNDS. Subject to the

rights of Third Parties under Pre-Existing Agreements that may cause a

CombinatoRx Compound to cease to be a CombinatoRx Compound, during the time that a CombinatoRx Compound is designated by Angiotech as a Protected Compound,

CombinatoRx shall not grant to any Third Party a right or license to such

Protected Compound or its uses in the Angiotech Field. For the avoidance of doubt, the rights of CombinatoRx set forth in Section 6.1.3 shall not apply at any time with respect to a Compound which is a Protected Compound.

     6.4     SELECTED COMPOUNDS.

             6.4.1   COMPOUND SELECTION. Angiotech, in its sole discretion, may select up to ten (10) CombinatoRx Compounds, including Protected Compounds and

Fast Track Compounds, to be licensed from CombinatoRx under this Agreement at any time prior to the expiration or termination of the Research Period except with respect to Compounds which become CombinatoRx Compounds within the last six

(6) months of the Research Period which may be selected at any time during the six (6) months following the expiration of the Research Period (the Research

Period as so extended with respect to such CombinatoRx Compounds being referred to herein as the "SELECTION PERIOD"). Notwithstanding the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       32

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foregoing, Angiotech may select up to five (5) additional CombinatoRx Compounds in addition to the ten (10) CombinatoRx Compounds described in the first sentence of this Section upon payment by Angiotech to CombinatoRx of two million dollars ($2,000,000) for each such additional CombinatoRx Compound. For the avoidance of doubt, where a Compound is comprised of two or more Active

Ingredients, such Compounds if selected shall nevertheless be considered to be one Selected Compound. A selection used for a CombinatoRx Compound may not be re-used even if such CombinatoRx Compound is subsequently returned to

CombinatoRx under Article 15 of this Agreement or otherwise. Following the determination of the Compound Class pursuant to Section 6.4.2 for a Compound selected by Angiotech, Angiotech may also select up to two (2) Back-Up Compounds for each CombinatoRx Compound selected for a license pursuant to this Section or

Section 6.2.2. Each such Compound selected pursuant to this Section 6.4,

including the Back-Up Compounds so selected, together with all other Compounds included in the Compound Class related to such Compounds (as determined pursuant to Section 6.4.2 below) shall be deemed a "SELECTED COMPOUND." A Selected

Compound shall not include any other Compounds in the Compound Class (other than the Compound specifically selected by Angiotech) which, at the time of such selection, CombinatoRx has undertaken any IN VIVO pre-clinical or clinical studies or such Compound is novel and has been synthesized for further research or development prior to such selection unless Angiotech makes a separate selection under this Section 6.4.1 regarding such other Compound, and no separate Compound Class will be determined and there will be no Back-Ups for such separately selected Compound. Within thirty (30) days following selection of a particular Compound and determination of the Compound Class for such

Compound by the Research Committee, CombinatoRx shall inform Angiotech as to whether it has conducted or is conducting any activity of the type described in the preceding sentence in respect of any member of such Compound Class. Within sixty (60) days after receipt of the information described in the preceding sentence, Angiotech shall be entitled to decline its previously selected

Compound, which shall not be counted against the permitted number of Selected

Compounds, on the basis of such activity or the scope of Compounds included within the Compound Class, and to select a replacement Selected Compound (and the Back-Up Compounds for such Selected Compound) with such selection to take place within such sixty (60) day period, if at all. Any Compound rejected by

Angiotech pursuant to the preceding two sentences shall no longer be available for selection by Angiotech without the consent of CombinatoRx. If Angiotech does not elect to separately select such Compound, then CombinatoRx shall not grant a license to such Compound in the Angiotech Field to any Third Party during the

Research Period and for one (1) year after its expiration, or, if this Agreement is earlier terminated by Angiotech pursuant to Section 15.4, 15.5 or 15.6 for a period of one (1) year after such termination. Angiotech shall notify

CombinatoRx in writing as to which Selected Compounds it has selected at any time prior to the expiration or termination of the Selection Period.

             6.4.2   DETERMINATION OF COMPOUND CLASS. Within thirty (30) days of the selection of a CombinatoRx Compound as a Selected Compound, the Research

Committee shall meet to determine the Compound Class for such CombinatoRx

Compound as set forth in Section 4.1.2(h).

             6.4.3   MATTERS CONCERNING SELECTED COMPOUNDS. Angiotech shall not initiate human clinical trials for a product incorporating a Compound until such time as the Compound has been designated a Selected Compound. During the

Selection Period, CombinatoRx shall provide Angiotech with any information and data (including without limitation CombinatoRx's activities regarding seeking or maintaining IP Protection Rights

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       33

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                                                                    CONFIDENTIAL

with regard to a CombinatoRx Compound) known to CombinatoRx and reasonably requested by Angiotech in connection with Angiotech's internal Compound selection process. Subject to Section 2.5.2, for any CombinatoRx Compound or

Protected Compound not selected by Angiotech as a Selected Compound at or before the end of the Selection Period, all right, title and interest in and to such

CombinatoRx Compound or Protected Compound shall revert to CombinatoRx, and

Angiotech shall no longer have any right or license to make or use such

CombinatoRx Compound or Protected Compound. CombinatoRx's obligations under this

Section shall be performed by the CombinatoRx Project Team.

                                    ARTICLE 7

                          LICENSED PRODUCT DEVELOPMENT

     7.1     USE OF ALTERNATE COMPOUNDS. In the event that either Party (the

"FOLLOWING PARTY") intends to develop a product during the Term containing a

Selected Compound that is the same Compound(s) (the "DEVELOPED COMPOUND")

contained in a product that is, at the time, in IN VIVO or clinical development by the other Party (the "DEVELOPING PARTY"), then the Following Party shall use reasonable efforts under the specific situation, including appropriate pre clinical tests if time permits, to determine if another Compound in the same

Compound Class as the Developed Compound is Equivalent (as defined below) to the

Developed Compound. If an Equivalent Compound is found, then the Following Party shall use the Equivalent Compound instead of the Developed Compound in its product to be developed. For purposes of this Section, an "Equivalent" Compound is a Compound that may be reasonably substituted for the Developed Compound in the Following Party's product, taking into account (i) the anticipated effectiveness of the Equivalent Compound as compared to the Developed Compound for the anticipated indication, (ii) the competitive position of the Equivalent

Compound to the Developed Compound in the relevant market, (iii) the relative strength of the intellectual property around the Equivalent Compound as compared to the Developed Compound, (iv) the formulation characteristics and components and delivery profile of the Equivalent Compound as compared to the Developed

Compound, and (v) such other factors as the Following Party deems relevant, in its sole discretion, which factors shall be disclosed to the Developing Party.

     7.2     DILIGENCE OBLIGATIONS. There shall be no diligence obligations regarding the development and commercialization of Licensed Products that do not contain Selected Compounds. Angiotech (itself or through its Affiliates or a

Sublicensee) shall use Commercially Reasonable Efforts to develop, and if appropriate Regulatory Approvals are obtained, commercialize Selected Compounds and Licensed Products containing Selected Compounds (together, "SELECTED

COMPOUND LICENSED PRODUCTS") in all Major Markets in the Angiotech Field.

             7.2.1   SPECIFIC OBLIGATIONS FOR ALL SELECTED COMPOUNDS. In

addition to the obligations set forth in Section 7.2, Angiotech (itself or through its Affiliates or a Sublicensee) shall meet the following obligations

(each such deadline, a "DILIGENCE DATE"):

             (a)     Within twenty four (24) months after the date of selection of the first CombinatoRx Compound pursuant to Section 6.4.1

                     (the "First Selected Compound"), initiate the first human

                     clinical trial for a Selected Compound Licensed Product;

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             (b)     Within thirty six (36) months after the date of selection

                     of the second CombinatoRx Compound pursuant to Section

                     6.4.1, initiate the second human clinical trial for a

                     second Selected Compound Licensed Product;

             (c)     Within sixty (60) months after the selection of the First

                     Selected Compound pursuant to Section 6.4.1, initiate the

                     first Pivotal Trial for a Selected Compound Licensed

                     Product;

             (d)     Within two (2) years after the expiration of the Research

                     Period initiate the first human trial for a Selected

                     Compound Licensed Product for which human trials had not

                     been previously initiated; provided that, Angiotech has

                     selected more than two CombinatoRx Compounds pursuant to

                     Section 6.4.1; and

             (e)     Within four (4) years after the expiration of the Research

                     Period, initiate the first human trial for a Selected

                     Compound Licensed Product for which human trials had not

                     been previously initiated; provided that, Angiotech has

                     selected at least four CombinatoRx Compounds pursuant to

                     Section 6.4.1.

             7.2.2   SPECIFIC OBLIGATIONS FOR FAST TRACK COMPOUNDS. In addition to the obligations set forth in Section 7.2, Angiotech (itself or through its

Affiliates or a Sublicensee) shall actively develop all Licensed Products that contain Fast Track Compounds ("FAST TRACK LICENSED PRODUCTS"), which shall include active pre-clinical testing, clinical development, working to obtain

Regulatory Approval and commercialization of such Licensed Products; provided that, Angiotech shall be excused from its obligations under this Section for any period of up to twenty four (24) months with respect to any Fast Track Licensed

Product for which Angiotech has initiated a human clinical trial. The obligations under this Section shall be deemed to be satisfied with respect to any particular Fast Track Licensed Product if Angiotech is spending at least One

Million Dollars ($1,000,000) per twelve month period on development or commercialization efforts for each such Fast Track Licensed Product (except for twelve month periods in which Angiotech is excused from its obligations under the preceding sentence).. Notwithstanding the foregoing, if Angiotech is not actively developing or commercializing a particular Fast Track Licensed Product or spending the amount per Fast Track Licensed Product as required by this

Section, then Angiotech shall be deemed to have satisfied its obligations under this Section by paying to CombinatoRx, not later than January 31st of each year during the Term of this Agreement, Two Million Dollars ($2,000,000) per Fast

Track Licensed Product.

             7.2.3   EXTENSION OF DILIGENCE DATES. In the event that Angiotech

desires an extension to any of the Diligence Dates set forth in Section 7.2.1,

Angiotech shall notify CombinatoRx at least thirty (30) days prior to the next unmet Diligence Date. Promptly thereafter, the Chief Executive Officers of both

Angiotech and CombinatoRx shall meet and confer regarding such extension,

Angiotech's product development efforts and the reasons for Angiotech's request for the extension, with CombinatoRx's consent to such extension not to be unreasonably withheld or delayed.

             7.2.4   EXCUSE OF DILIGENCE OBLIGATIONS. Any failure by Angiotech

in the performance of Angiotech's diligence obligations under Section 7.2 shall be excused to the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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extent that and only for so long as such failure is the caused by a failure of

CombinatoRx and its Affiliates in the performance of their respective obligations hereunder, including their obligations in performing under the

Research Plan, providing Angiotech Access to the Chalice Database as described in Section 6.1.1 and fulfillment of information disclosure requirements contained herein.

     7.3     BREACH OF DILIGENCE OBLIGATIONS.

             7.3.1   NOTIFICATION AND MEETING. If at any time CombinatoRx has a reasonable basis to believe that Angiotech is in breach of its material obligations under Section 7.2, then CombinatoRx shall so notify Angiotech in writing, specifying the basis for its belief, and the Parties shall meet within thirty (30) days after such written notice to discuss in good faith for a period of not more than twenty-one (21) days CombinatoRx's concerns and Angiotech's development and commercialization plans with respect to the Licensed Compound and Licensed Product.

             7.3.2   RIGHT OF TERMINATION. If, after such good faith discussions described in Section 7.3.1, (a) Angiotech is in breach of its obligations under

Section 7.2, and (b) Angiotech has not rectified such breach within one hundred eighty (180) days of meeting with CombinatoRx pursuant to Section 7.3.1 (or, if such failure cannot be rectified within such one hundred eighty 180-day period,

if Angiotech does not commence reasonable actions to rectify such breach within such period and thereafter diligently pursues such actions), CombinatoRx may exercise its right of termination provided under Section 15.5.

     7.4     SERVICES IN RELATION TO THE LICENSED COMPOUNDS. CombinatoRx shall provide Angiotech with consultation services, including reviewing and contributing to proposed publications concerning the Licensed Compounds, as

Angiotech may reasonably request, including by making CombinatoRx's employees,

consultants and other scientific staff available to consult with Angiotech on issues arising during the pre-clinical or clinical development of the Licensed

Compounds and/or Licensed Products, or in connection with Exploitation of the

Licensed Compounds and/or the Licensed Products. For this purpose Angiotech may use during the Research Period the FTEs that CombinatoRx is required to commit to the Research Project in accordance with Section 3.2 and thus no additional funding shall be provided by Angiotech to CombinatoRx to obtain the consultation services provided for in this Section 7.3; unless the delivery of such services rises to a level that makes it impracticable for CombinatoRx to fulfill its responsibilities under the Research Plan. After termination or expiration of the

Research Period, Angiotech shall reimburse CombinatoRx for reasonable and verifiable out-of-pocket costs incurred in connection with such consultation services.

     7.5     REGULATORY FILINGS. In order to facilitate the development of

Licensed Products by Angiotech and the development of products pursuant to the grant of rights to CombinatoRx, each Party hereby grants to the other the right to cross-reference to Regulatory Documentation and Regulatory Approvals

controlled by such Party that are related to the Manufacture, use and/or sale of

Licensed Products.

     7.6     TRADEMARKS. During the Term, Angiotech shall have the right to market and advertise Licensed Products under their respective names, trademarks,

trade names, labels, or other designations, provided, however, that all packaging of Licensed Products shall be marked (and Angiotech and its Affiliates and Sublicensees shall have the right to mark

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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Licensed Products) with a trademark representing the CombinatoRx name (in a form to be provided by CombinatoRx, and with placement and size to be reasonably mutually agreed to by the Parties). All respective names, trademarks, trade names, labels, or other designations used shall be, and shall remain, the property of their respective owners.

                                    ARTICLE 8

                                  CONSIDERATION

     8.1     TOTAL OBLIGATION. The amount payable by Angiotech to CombinatoRx pursuant to this Article 8 represent all of Angiotech's financial obligations to

CombinatoRx hereunder and CombinatoRx shall not be entitled to any additional compensation or remuneration from Angiotech under this Agreement, except to the extent otherwise expressly set forth in this Agreement. In consideration of the licenses and other rights granted by CombinatoRx to Angiotech herein and subject to the terms and conditions of this Agreement, Angiotech shall make the following non-refundable payments to CombinatoRx:

             8.1.1   LICENSE EXECUTION FEE; EQUITY INVESTMENT. Angiotech shall

pay to CombinatoRx Twenty-Seven Million Dollars ($27,000,000) within five (5)

days after the Effective Date. In addition to the fee described in the preceding sentence, Angiotech and CombinatoRx have, as of the date hereof, entered into a

Series E Convertible Preferred Stock Purchase Agreement pursuant to which

Angiotech will purchase from CombinatoRx an aggregate of 1,363,636 shares of

CombinatoRx Series E Preferred Stock for a total purchase price of Fifteen

Million Dollars ($15,000,000).

             8.1.2   EXTENSION OF RESEARCH PERIOD. Angiotech may extend the

Research Period past the thirty (30) month anniversary of the Effective Date by notifying CombinatoRx of its desire to do so, which notice must be received by

CombinatoRx not later than the twenty four (24) month anniversary of the

Effective Date and which must be accompanied by a payment to CombinatoRx of

Seven Million Dollars ($7,000,000), in which case, the Research Period shall be extended until the end of the fifth Research Year.

             8.1.3   DEVELOPMENT MILESTONES.  Angiotech shall pay to

CombinatoRx a total of Thirty Million Dollars ($30,000,000) on a Compound by

Compound basis, as follows:

             (a)     Five Million Dollars ($5,000,000) upon the first completion for each Licensed Product containing such Compound of a

                     Pivotal Trial that is designed to test efficacy of the

                     Licensed Product, where the results of such study

                     demonstrate a statistically significant efficacy in the

                     primary endpoint, but not later than the filing of the

                     first application for Regulatory Approval for such Licensed

                     Product;

             (b)     Ten Million Dollars ($10,000,000) following the date of

                     first approval by the Regulatory Authority in the United

                     States of an application for Regulatory Approval for a

                     Licensed Product containing such Compound;

             (c)     Seven Million Five Hundred Thousand Dollars ($7,500,000)

                     following the earlier of (i) the date of first

                     reimbursement approval by the Regulatory Authority or any

                     Person with jurisdiction over such decisions in the United

                     Kingdom, Germany and France, for a Licensed

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                     Product containing each such Compound or (ii) the

                     achievement of Ten Million Dollars ($10,000,000) in Revenue in the European Union for such Licensed Product; and

             (d)     Seven Million Five Hundred Thousand Dollars ($7,500,000)

                     following the date of first approval by the Regulatory

                     Authority in Japan of an application for Regulatory

                     Approval for a Licensed Product containing such Compound.

             Within forty-five (45) days of achievement of each respective milestone by Angiotech or its Affiliate or Sublicensee as described in this Section 8.1.3, Angiotech shall make the corresponding payment to CombinatoRx.

             For the avoidance of doubt, the milestone payments set forth in this Section shall only be paid upon the first achievement of each such milestone for multiple Licensed Products based on the same

             Compound, and no additional milestone payments shall be due based on the achievement of the same milestones for additional Licensed

             Products containing the same Compound as a Licensed Product for which such milestones have already been paid..

             Notwithstanding the foregoing, (i) in the event that Angiotech commences development of a Licensed Product that contains a

             Licensed Compound that is in the same Compound Class as a Licensed

             Compound contained in a Licensed Product for which not all milestones above have been paid (a "FAILED LICENSED PRODUCT") or commences development of a Licensed Product that contains a Back-Up

             Compound that is a back-up to a Licensed Compound contained in a

             Failed Licensed Product, then Angiotech shall only owe payments related to such subsequent Licensed Product that had not been paid for the Failed Licensed Product, (ii) in the event that Angiotech develops a Licensed Product of which all Compounds included in such

             Licensed Product are from the same Compound Class as the Compounds included in a Licensed Product for which Angiotech had previously paid any milestones under this Section, and the Licensed Product being developed by Angiotech is being developed using substantially the same type of device, type of formulation or mode of

             administration and is being developed for the same Condition as the prior Licensed Product (E.G., where the previous Licensed Compound and the subsequent Licensed Compound are both eluted from a stent to Treat restenosis), then no new milestones shall be owed to

             CombinatoRx based on the development of such Licensed Product, but

             Angiotech shall be obligated to pay any milestones with respect to such new Licensed Product that were not paid with respect to such prior Licensed Product, and (iii) Angiotech shall pay to

             CombinatoRx fifty percent (50%) of the milestone payments set forth above with respect to the achievement of such milestones with a

             Derivative Licensed Product.

     8.2     ROYALTIES. In addition to the payments under Section 8.1, and subject to Section 8.2.3, Angiotech shall pay CombinatoRx, with respect to each

Licensed Product, the following royalties on the Cumulative Revenue of Licensed

Products in the Territory (provided that calculations for the Product Kits are to be made in accordance with the formula set forth in Section 8.3):

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             8.2.1   ROYALTY WHEN PATENT COVERAGE EXISTS. In countries where

Patent Coverage exists with respect to the Licensed Product sold in such country, on a Compound by Compound basis:

             (a)     five percent (5%) of Revenue for that portion of Cumulative

                     Revenue attributable to a given Licensed Product in the

                     Territory that is less than One Hundred Fifty Million

                     Dollars ($150,000,000);

             (e)     seven percent (7%) of Revenue for that portion of

                     Cumulative Revenue attributable to such Licensed Product in the Territory that is equal to or exceeds One Hundred Fifty

                     Million Dollars ($150,000,000) but is less than Five

                     Hundred Million Dollars ($500,000,000); and

             (f)     ten percent (10%) of Revenue for that portion of Cumulative

                     Revenue attributable to such Licensed Product in the

                     Territory that is equal to or exceeds Five Hundred Million

                     Dollars ($500,000,000).

             Revenue for which a royalty is payable under Section 8.2.2 shall not be included in the Cumulative Revenue for the applicable

             Licensed Product.

             8.2.2   ROYALTY WHEN NO PATENT COVERAGE EXISTS. In countries where no Patent Coverage exists with respect to the Licensed Product sold in such country in the Territory, three (3) percent of all Revenue.

             8.2.3   OFFSET OF RESEARCH AND DEVELOPMENT COSTS. Revenue received by Angiotech or its Affiliates that is attributable to Sublicensee license fees,

milestone payments and/or license maintenance fees related to a Licensed

Compound and/or Licensed Product shall be reduced by the amount of research and development expenses incurred by Angiotech that is attributable to the applicable Licensed Compound and/or Licensed Product. Research and development expenses shall be calculated using Angiotech's internal systems used to track research and development expenses consistent with generally acceptable accounting principles and subject to CombinatoRx's right to audit such expenses under Section 8.10.

     8.3     PRODUCT KITS. With respect to Product Kits, the Net Sales component used for the calculation of Revenue for purposes of determining royalties under

Section 8.2 shall be determined by the gross invoiced amount on sales of Product

Kits by Angiotech and its Affiliate to Third Parties, less the deductions described in Section 1.81(a)-(f), and multiplied by a proration factor that is determined as follows;

             (a)     If all components of the Product Kit were sold separately

                     during the same or immediately preceding Calendar Quarter,

                     the proration factor for each different Product Kit shall

                     be determined by the formula [A / (A+B)], where A is the

                     sum of the average sale prices of each of the Licensed

                     Product components in that Product Kit during such period

                     when sold separately from the other essential functional

                     components in that Product Kit, and B is the sum of the

                     average sale prices of each of the other essential

                     functional components in that Product Kit during such

                     period when sold separately from the Licensed Product

                     components; or

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             (b)     If such average sale price cannot be determined in

                     accordance with Section 8.3(a) for the Licensed Product

                     components of a Product Kit, and for each of the other

                     essential functional component(s) of such a Product Kit,

                     then the proration factor shall be determined by the

                     formula [C/(C+D)], where C is the fair market value of the

                     Licensed Product and D is the fair market value of all

                     other essential functional component(s) included in the

                     Product Kit. Prior to the First Commercial Sale of a

                     Product Kit, Angiotech shall in good faith make a

                     determination of the respective fair market values of the

                     Licensed Product and the other essential functional

                     component(s) included in the Product Kit, and shall notify

                     CombinatoRx of such determination and provide CombinatoRx

                     with data to support such determination. CombinatoRx shall have the right to review and approve such calculation, such approval not to be unreasonably withheld or delayed. If

                     CombinatoRx does not agree with such determination,

                     CombinatoRx shall inform Angiotech within thirty (30) days of receiving Angiotech's determination and data, and the

                     Parties shall meet promptly to discuss the basis of the

                     calculations; if CombinatoRx and Angiotech are still unable to agree in good faith as to such respective fair market

                     values, then the Parties shall attempt to resolve the

                     dispute in accordance with the provisions of Article 16.

     8.4     REDUCTION OF ROYALTY.

             8.4.1   GENERIC COMPETITION WHEN PATENT COVERAGE EXISTS. Generic

competition with respect to a Licensed Product exists in a country in the

Territory when products (a) have the same Active Ingredients as the Licensed

Compound included in such Licensed Product in jurisdictions where no Regulatory

Approval is required, or (b) receive Regulatory Approval (treating such definition, for this purpose, as if it applied to such other products) through an Abbreviated New Drug Application process, 510(k) process, or similar process in which approval is obtained by a demonstration of equivalence to a previously approved product (each such product, a "GENERIC COMPETING PRODUCT"), and the following two conditions are met:

             (a)     One of the following applies: (i) the Generic Competing

                     Product has been found by a court of competent jurisdiction not to infringe a claim of a Licensed Patent and/or

                     Research Patent; (ii) the Parties have mutually agreed that it is in their best interests to not initiate litigation

                     against the Third Party manufacturing, marketing or selling the Generic Competing Product; or (iii) the Generic

                     Competing Product is the subject of a compulsory license

                     that a court or a governmental agency of competent

                     jurisdiction has required CombinatoRx, Angiotech or an

                     Angiotech Affiliate or Sublicensee to grant to a Third

                     Party permitting such Third Party to make and sell the

                     Licensed Product in a country in the Territory; and

             (b)     Revenue attributable to such Licensed Product in such

                     country drops in excess of thirty-three percent (33%) in a given Calendar Quarter compared to the Revenue attributable to such Licensed Product for the Baseline Calendar Quarter for such country.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             8.4.2   WHEN PATENT COVERAGE EXISTS BASED IN ISSUED VALID CLAIMS.

Should the situation contemplated in Section 8.4.1 occur in a country where the royalty rate for the applicable Licensed Product in such county is that set forth in Section 8.2.1 and the Patent Coverage for such Licensed Product is based on issued Valid Claims, then for purposes of calculating the royalties of such Licensed Product under Section 8.2 the Revenue and Cumulative Revenue attributable to such Licensed Product in such country for each such quarter that condition 8.4.1(b) applies shall be deemed Revenue with respect to a Licensed

Product where no Patent Coverage exists and Angiotech shall pay the royalty rate specified in Section 8.2.2

             8.4.3   WHEN PATENT COVERAGE EXISTS BASED IN PENDING VALID CLAIMS.

Should a Third Party commence marketing a product in a country containing a

Compound that is covered by a pending Valid Claim which provides Patent Coverage for a Licensed Product and the Patent Coverage for such Licensed Product is based only on pending Valid Claims in such country, then for the purposes of calculating the royalties of such Licensed Product under Section 8.2, one hundred percent (100%) of the Revenue and Cumulative Revenue attributable to such Licensed Product in such country shall be disregarded and no royalty shall be paid with respect to such Revenue.

             8.4.4   WHEN NO PATENT COVERAGE EXISTS. Should the situation

contemplated in Section 8.4.1 occur in a country where the royalty rate for the applicable Licensed Product in such country is that set forth in section 8.2.2,

then for the purposes of calculating the royalties of such Licensed Product under Section 8.2, one hundred percent (100%) of the Revenue and Cumulative

Revenue attributable to such Licensed Product in such country shall be disregarded and no royalty shall be paid with respect to such Revenue.

             8.4.5   SEPARATE CALCULATION. The calculation of the royalty

reduction under Section 8.4 shall be conducted separately for each Licensed

Product. Multiple products are deemed to be one and the same Licensed Product if such products are based upon the same Licensed Compound.

     8.5     ROYALTY STACKING. In the event that after the Effective Date (a) a

Licensed Product is deemed by a court of competent jurisdiction to infringe a valid claim of a patent owned or controlled by a Third Party in any given country of the Territory, or (b) Angiotech, its Affiliates or Sublicensees

determine, following consultation with counsel, that it is necessary to pay royalties or other fees to any Third Party to obtain a license to practice any

Third Party's rights in order to market or develop a Licensed Product in any given country, in both cases with respect to rights that relate directly to the composition, its formulation, or method of use thereof licensed by Angiotech from CombinatoRx, then in such event, Angiotech and its Affiliates may deduct such royalties and other fees due to such Third Parties (or such amounts expended in settlement of such claim, or for securing such rights) from the royalties otherwise due to CombinatoRx under this Agreement.

     8.6     MINIMUM ROYALTY. Any reductions set forth in Sections 8.4 and 8.5 shall be applied to the royalty rate payable to CombinatoRx under Section 8.2 in the order in which the event triggering such reduction occurs. Notwithstanding the foregoing, in no event shall the royalty rate payable to CombinatoRx under

Section 8.2 be reduced by more than fifty percent (50%) in any Calendar Quarter as a result of the cumulative reductions set forth in Sections 8.4 and 8.5,

provided, however, that in the event of a royalty reduction under Section 8.4.2,

the royalty rate payable to CombinatoRx under Section 8.2 may be reduced by

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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up to one-hundred percent (100%). Amounts not exhausted in any Calendar Quarter may be carried into future Calendar Quarters.

     8.7     ROYALTY TERM. Angiotech's obligation to pay royalties shall commence, on a country-by-country basis, with respect to each separate Licensed

Product, on the date of First Commercial Sale of such Licensed Product in such country. The obligation shall expire, on a country-by-country basis, with respect to each separate Licensed Product, on the later to occur of (a) the tenth (10th) anniversary of the First Commercial Sale of such Licensed Product,

and (b) the expiration date in such country of the last to expire of all Valid

Claims providing Patent Coverage for the use or sale or Manufacturing (if in the case of Manufacturing such Valid Claims provide market exclusivity of such

Licensed Product in such country). At the end of the period for which any royalties are due with respect to a Licensed Product in a given country of the

Territory pursuant to this Agreement, Angiotech shall have a fully paid,

exclusive, royalty free license, with the right to sublicense, under the

Licensed Patents Licensed Information, CombinatoRx Licensed Improvements and

CombinatoRx's undivided interest in the Research Results, Research Patents and

Research Improvements with respect to such Licensed Product in such country of the Territory in the in the Angiotech Field, with respect to Licensed Products that contain Selected Compounds, and in the Angiotech Reserch Field, with respect to Licensed Products that contain Hit Compounds.

     8.8     SALES SUBJECT TO ROYALTIES. Sales between Angiotech, its Affiliates and Sublicensees shall not be considered Net Sales. Royalties shall be calculated on Angiotech's and its Affiliates' sale of the Licensed Products to a

Third Party (including Distributors). Royalties shall be payable only once for any given batch of the Licensed Products. For purposes of determining Net Sales,

the Licensed Product shall be deemed to be sold when invoiced and a "sale" shall not include, and no royalties shall be payable on, transfers by Angiotech, its

Affiliates or Sublicensees of free samples of Licensed Products or clinical trial materials containing Licensed Compound, or transfers of Licensed Products to patients on a compassionate use basis or other transfers or dispositions for charitable, promotional, pre-clinical, clinical, manufacturing, testing or qualification, regulatory or governmental purposes, or any other use other than as therapeutic pharmaceutical product in humans where Angiotech receives no compensation or identifiable benefit therefrom.

     8.9     ROYALTY PAYMENTS. The royalties shall be calculated quarterly as of the last day of March, June, September and December respectively, for the

Calendar Quarter ending on that date. Angiotech shall pay the royalties in conjunction with the delivery of a written report to CombinatoRx within ninety

(90) days after the end of each Calendar Quarter that shows, with respect to each country and each Licensed Product, the sales volume, Net Sales of the

Licensed Products and Revenue received by Angiotech during such Calendar

Quarter.

     8.10    RECORDS RETENTION; AUDIT.

             8.10.1  Until the third (3) anniversary of the Calendar Year in which Revenue is received or generated by Angiotech, Angiotech shall keep or require to be kept by its Sublicensees and Affiliates accurate records or books of account in accordance with applicable generally accepted accounting principles showing the information that is necessary for the accurate determination of the royalties due hereunder with respect to such Revenue.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             8.10.2  Upon the written request of CombinatoRx, Angiotech shall permit and shall require its Sublicensees and Affiliates to permit a certified public accountant or a person possessing similar professional status and associated with an independent accounting firm acceptable to the Parties to inspect during regular business hours and no more than once a year and no more than once with respect to any such year and going back no more than three (3)

years preceding the current year, all or any part of the records and books of

Angiotech or its Sublicensees and Affiliates, as applicable, as are necessary to check the accuracy of the royalties paid. The accounting firm shall enter into appropriate obligations with Angiotech or its Sublicensees or Affiliates to treat all information it receives during its inspection in confidence. The accounting firm shall disclose to CombinatoRx and Angiotech only whether the royalty reports are correct and details concerning any discrepancies, but no other information shall be disclosed to CombinatoRx. The charges of the accounting firm shall be paid by CombinatoRx, except that if the royalties have been understated by more than ten percent (10%), the charges shall be paid by

Angiotech. Angiotech shall promptly pay any shortages in royalty payments regardless of amount. Any failure by CombinatoRx to exercise its right under this Section 8.10.2 with respect to a Calendar Year within the time period for which records must be maintained shall constitute a waiver by CombinatoRx of its right to later object to any payments made by Angiotech under this Agreement during such Calendar Year.

     8.11    MODE OF PAYMENT. All payments set forth in this Article 8 shall be remitted by wire transfer to the following bank account of CombinatoRx or such other account as CombinatoRx may designate in writing to Angiotech:

Account Name: CombinatoRx, Inc.

Account No: 009429399019

ABA Routing No: 026009593

Swift No: BOFAUS3N

Bank of America

100 Federal Street

Boston, MA 02110

     8.12    CURRENCY. All payments required under this Agreement shall be made in Dollars. For the purpose of computing the Net Sales of Licensed Products sold in a currency other than Dollars, such currency shall be converted from local currency to Dollars by Angiotech in accordance with the rates of exchange for the relevant month for converting such other currency into Dollars used by

Angiotech's internal accounting systems on a consistent company-wide basis,

which are independently audited on an annual basis.

     8.13    INTEREST ON LATE PAYMENTS. Any amount not paid timely under this

Agreement shall bear interest from its due date through the date of effective receipt of payment at the rate equal to the lesser of the maximum rate allowable under applicable law or three percent (3%) over LIBOR on the date such payment was due or the prime rate reported by the Bank of America.

     8.14    TAXES.

             8.14.1  GENERAL. The royalties, milestones and other amounts payable by Angiotech to CombinatoRx pursuant to this Agreement ("PAYMENTS")

shall not be reduced

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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on account of any taxes unless required by Applicable Law. CombinatoRx alone shall be responsible for paying any and all taxes (other than withholding taxes or deduction of tax at source required by Applicable Law to be paid by

Angiotech) levied on it by account of its receipt of any Payments it receives under this Agreement. Angiotech shall deduct or withhold from the Payments any taxes that it is required by Applicable Law to deduct or withhold.

Notwithstanding the foregoing, if CombinatoRx is entitled under any applicable tax treaty to a reduction of the rate of, or the elimination of, applicable withholding tax, it may deliver to Angiotech or the appropriate governmental authority (with the assistance of Angiotech to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding tax or to relieve

Angiotech of its obligation to withhold tax, and Angiotech shall apply the reduced rate of withholding tax, or dispense with withholding tax, as the case may be, provided that Angiotech has received evidence, in a form satisfactory to

Angiotech, of CombinatoRx's delivery of all applicable forms (and, if necessary,

its receipt of appropriate governmental authorization) at least fifteen (15)

days prior to the time that the Payments are due. If, in accordance with the foregoing, Angiotech withholds any amount, it shall pay to CombinatoRx the balance when due, make timely payment to the proper taxing authority of the withheld amount, and send to CombinatoRx proof of such payment within thirty

(30) days following that payment. For the purposes of this Agreement, the stated

amount of the Payments payable by Angiotech shall include any sales tax that

CombinatoRx may be required to collect.

             8.14.2  INDIRECT TAXES. Notwithstanding anything contained in

Section 8.14.1, this Section 8.14.2 shall apply with respect to Indirect Taxes.

Each of the Parties shall be responsible for the payment of Indirect Taxes assessed against it by law.

                                    ARTICLE 9

                       OWNERSHIP OF INTELLECTUAL PROPERTY

     9.1     OWNERSHIP OF RESEARCH RESULTS, RESEARCH PATENTS AND ANGIOTECH

EVALUATION IMPROVEMENT.

             9.1.1   IN GENERAL. The Parties shall each own an equal, undivided interest in any and all Angiotech Evaluation Improvements, Research Results,

Research Patents and Research Improvements.

             9.1.2   SOLE OWNERSHIP. Notwithstanding Section 9.1.1, the Parties

may agree from time to time that one Party should solely own all interest in certain Angiotech Evaluation Improvement, Research Results, Research Patents

and/or Research Improvements, provided that no such agreement will have any effect on Angiotech's obligations under Articles 7 and 8 or any effect on the

Parties obligations under Articles 2, 12 and 13 with respect to such Angiotech

Evaluation Improvements, Research Results, Research Patents and/or Research

Improvements.

     9.2     OWNERSHIP OF ANGIOTECH RESEARCH PROJECT TECHNOLOGY AND ANGIOTECH

BACKGROUND TECHNOLOGY.  Angiotech shall exclusively own all Angiotech Research

Project Technology and Angiotech Background Technology.

     9.3     OWNERSHIP OF COMBINATORX BACKGROUND TECHNOLOGY.  CombinatoRx shall exclusively own all CombinatoRx Background Technology.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       44

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                                                                    CONFIDENTIAL

     9.4     ANGIOTECH LICENSED IMPROVEMENTS. Angiotech shall own any and all

Angiotech Licensed Improvements.

     9.5     COMBINATORX LICENSED IMPROVEMENTS. CombinatoRx shall own any and all CombinatoRx Licensed Improvements.

     9.6     OBLIGATIONS WITH RESPECT TO IMPROVEMENTS. Each Party shall pursuant to Article 5 notify the other Party of any Angiotech Licensed Improvements,

CombinatoRx Licensed Improvements, Angiotech Evaluation Improvements and

Research Improvements (as applicable) that are Controlled by the disclosing

Party or its Affiliates at any time during the Term and, if requested by such other Party, provide such other Party with all relevant Information and materials with respect to such Improvements. The written notice given by the

Party Controlling an Improvement shall include a high-level description of the

Improvement and any financial and other obligations under any license from a

Third Party applicable to such Improvement. Notwithstanding the foregoing,

neither Party shall be obligated to disclose or grant rights to the other Party to an Improvement which is acquired or in-licensed by a Party without the exercise of rights granted to such Party under this Agreement. All such obligations (e.g., royalty, performance, minimum sales) shall be binding upon the other Party as mutually agreed by the Parties in good faith; provided,

however that the other Party may, at any time, reject an Improvement on written notice to the Party Controlling the Improvement, in which event, any license granted to the rejecting Party to such Improvement shall cease to apply to such

Improvement and the rejecting Party shall have no right or license to the

Improvement.

     9.7     OWNERSHIP OF JOINT PATENT RIGHTS. The Parties shall initially each own an equal, undivided interest in any and all Joint Patent Rights. In addition, subject to the license grants under Section 2.1(c) and 2.2(b), each

Party hereby grants to the other Party the unconditional right to Exploit the

Joint Patent Rights anywhere in the world or to grant a license under such Joint

Patent Rights to any Third Party anywhere in the world without accounting to the other Party.

     9.8     Assignment of Intellectual Property. Each Party shall, and does hereby, assign, and shall cause its Affiliates and its and their employees and agents, as applicable to so assign, to such other Party, without additional compensation, such right, title and interest in and to any applicable intellectual property as is necessary to fully effect the intended ownership provided for in this Article 9. Assignment and transfer of all such intellectual property contemplated by this Article 9 shall occur instantly and automatically upon the development, making, conception or reduction to practice of such intellectual property, as the case may be, and shall not require any further deeds or documents to be exchanged between the Parties.

                                   ARTICLE 10

                       CONFIDENTIALITY AND NON-DISCLOSURE

     10.1    GENERAL OBLIGATIONS.

             10.1.1  In this Agreement, "CONFIDENTIAL INFORMATION" shall,

subject to Section 10.3, mean any and all data, results, know-how, plans,

business information and other

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       45

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                                                                    CONFIDENTIAL

Information, whether oral or in writing or in any other form, disclosed before,

on or after the Effective Date by one Party to the other Party, including the terms of this Agreement. For the avoidance of doubt, the Angiotech Background

Technology and reports delivered by Angiotech to CombinatoRx hereunder are hereby deemed to constitute Confidential Information of Angiotech, CombinatoRx

Background Technology and reports delivered by CombinatoRx to Angiotech hereunder are hereby deemed to constitute Confidential Information of

CombinatoRx and Research Results and Research Improvements are hereby deemed to constitute Confidential Information of both Parties. At all times during the term of this Agreement and for a period of ten (10) years following termination or expiration hereof, each Party (the "RECEIVING PARTY") shall, and shall cause its officers, directors, employees, agents and Affiliates and shall require its

Sublicensees to, keep confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information provided to it by the other Party (the "DISCLOSING PARTY"), except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of this Agreement.

     10.2    PERMITTED DISCLOSURES.

             10.2.1  Each Party may disclose Confidential Information to the extent that such disclosure is:

             (a)     made in response to a valid order of a court of competent

                     jurisdiction or other competent authority; provided,

                     however, that the Receiving Party has first given notice to the Disclosing Party and given the Disclosing Party a

                     reasonable opportunity to quash any such order or obtain a protective order requiring that the Confidential

                     Information and documents that are the subject of such

                     order be held in confidence by such court or authority or,

                     if disclosed, be used only for the purpose for which the

                     order was issued; and provided further that if such order

                     is not quashed or a protective order is not obtained, the

                     Confidential Information disclosed in response to such

                     court or governmental order shall be limited to that

                     information that is legally required to be disclosed in

                     response to such court or governmental order;

             (b)     made by the Receiving Party to a Regulatory Authority as

                     may be necessary or useful in connection with any filing,

                     application or request for a Regulatory Approval; provided,

                     however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent

                     such protection is available;

             (c)     made by the Receiving Party to a patent authority as may be necessary or useful for purposes of obtaining or enforcing a Patent (consistent with the terms and conditions of

                     Articles 13 and 14); provided, however, that reasonable

                     measures shall be taken to assure confidential treatment of such information, to the extent such protection is

                     available;

             (d)     otherwise required by law; provided, however, that the

                     Receiving Party shall (i) provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure to the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       46

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                                                                    CONFIDENTIAL

                     extent practicable, (ii) if requested by the Disclosing

                     Party, seek confidential treatment with respect to any such disclosure to the extent reasonably available, and

                     (iii) use good faith efforts to incorporate the comments of the Disclosing Party in any such disclosure or request for confidential treatment;

             (e)     made by Angiotech or its Affiliates, Distributors or

                     Sublicensees to Third Parties as may be necessary or useful in connection with the Exploitation of the Licensed

                     Compounds, the Licensed Products or Improvements in the

                     Angiotech Field as contemplated by this Agreement,

                     including subcontracting or sublicensing transactions in

                     connection therewith or made by CombinatoRx or its

                     Affiliates, Distributors or Sublicensees outside of the

                     Angiotech Field; or

             (f)     made by CombinatoRx or its Affiliates to Third Parties

                     under obligations of confidentiality as may be necessary or useful in connection with commercial activities of

                     CombinatoRx.

             10.2.2  Notwithstanding Section 10.2.1, in the event that either

Party is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body to disclose this Agreement, in whole or in part, the Parties shall reasonably agree on a redacted version of this

Agreement as necessary to protect the Confidential Information of the Parties prior to making such disclosure.

     10.3    EXCLUSIONS.

             10.3.1  Notwithstanding the foregoing, Confidential Information shall not include any information that:

             (a)     is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the

                     Receiving Party;

             (b)     can be demonstrated by documentation or other competent

                     proof to have been in the Receiving Party's or its

                     Affiliates' possession prior to disclosure by the

                     Disclosing Party;

             (c)     is subsequently received by the Receiving Party or its

                     Affiliates without any obligations from a Third Party who

                     is not bound by any obligation of confidentiality with

                     respect to said information;

             (d)     is generally made available to Third Parties by the

                     Disclosing Party without restriction on disclosure; or

             (e)     is independently developed by or for the Receiving Party or its Affiliates without reference to the Disclosing Party's

                     Confidential Information.

             10.3.2  Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the

Receiving Party merely because the Confidential Information is embraced by more general information in the public

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       47

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                                                                    CONFIDENTIAL

domain or in the possession of the Receiving Party. Further, any combination of

Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such

Confidential Information are in the public domain or in the possession of the

Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

     10.4    PUBLICATIONS AND PRESENTATIONS. The Parties acknowledge that scientific publications must be strictly monitored to prevent any adverse effect from premature publication of Research Results. Accordingly, CombinatoRx shall not publish, present or otherwise disclose any material related to the

Exploitation of the Licensed Compounds, the Licensed Products or Improvements in

the Angiotech Field without the prior written consent of Angiotech.

     10.5    PRESS RELEASE. The Parties shall agree upon the content of a press release promptly upon execution and delivery of this Agreement, the release of which the Parties will coordinate in order to accomplish the same promptly upon execution and delivery of this Agreement. Except to the extent already disclosed in a press release or other public communication or as permitted by this

Agreement, no public announcement concerning this Agreement, its subject matter or the transactions described herein shall be made, either directly or indirectly, by CombinatoRx or Angiotech or their respective Affiliates, except as may be legally required by applicable laws, regulations, judicial order, or required by stock exchange or quotation system rule without first obtaining the approval of the other Party and agreement upon the nature, text, and timing of such announcement, which approval and agreement shall not be unreasonably withheld or delayed. The Party desiring to make any such voluntary public announcement shall provide the other Party with a written copy of the proposed announcement in reasonably sufficient time prior to public release to allow such other Party to comment upon such announcement, prior to public release. In the case of press releases or other public communications required to be made by

Applicable Law or by stock exchange or quotation system rule, to be made, the

Party making such press release or public announcement shall provide to the other Party a copy of the proposed press release or public announcement in written or electronic form upon such advance notice as is practicable under the circumstances for the purpose of allowing the notified Party to review and comment upon such press release or public announcement. Under such circumstances, the releasing Party shall not be obligated to delay making any such press release or public communication beyond the time when the same is required to be made in order to facilitate review and comment by the receiving

Party.

     10.6    USE OF NAME.

             10.6.1  Neither Party shall mention or otherwise use the name,

insignia, symbol, trademark, trade name or logotype of the other Party or its

Affiliates in any publication, press release, promotional material or other form of publicity without the prior written consent of the other Party (which shall not be unreasonably withheld or delayed), except for those uses for which consent has previously been obtained. The restrictions imposed by this Section

10.6 shall not prohibit either Party from making any disclosure identifying the other Party that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, provided that any such disclosure shall be governed by this Article 10. Further, the restrictions imposed on each Party under this Section 10.6 are not intended, and shall not be construed, to prohibit a Party

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       48

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                                                                    CONFIDENTIAL

from identifying the other Party in its internal business communications,

provided that any Confidential Information in such communications remains subject to this Article 10.

             10.6.2  Notwithstanding the foregoing, Angiotech and its Affiliates and Sublicensees shall have the right to use the name of CombinatoRx and its

Affiliates to the extent necessary or useful in connection with the Exploitation of the Licensed Compounds, Licensed Products and Improvements as contemplated by this Agreement, including subcontracting and sublicensing transactions in connection therewith.

                                   ARTICLE 11

                    REPRESENTATIONS, WARRANTIES AND COVENANTS

     11.1    REPRESENTATIONS AND WARRANTIES BY COMBINATORX. CombinatoRx

represents, warrants to Angiotech as follows, with the representations and warranties set forth in Sections 11.1.1 through 11.1.4 to be made as of the

Effective Date and the representations and warranties set forth in Section

11.1.5 through 11.1.11 to be deemed made as of the date that the CombinatoRx

Compounds to which the particular Licensed Patents and Licensed Information referred to in such Sections become Selected Compounds pursuant to the terms hereof and shall be modified by any disclosure schedule delivered by CombinatoRx to Angiotech:

             11.1.1  CombinatoRx is duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder

             11.1.2  This Agreement has been duly executed and delivered by

CombinatoRx and constitutes the valid and binding obligation of CombinatoRx,

enforceable against CombinatoRx in accordance with its terms, subject to bankruptcy, insolvency or similar laws of general application affecting the rights of creditors, and subject to equitable principles limiting rights to specific performance or other equitable remedies. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of CombinatoRx, its officers and directors on behalf of CombinatoRx and no other corporate proceedings on the part of CombinatoRx are necessary to authorize such execution, delivery and performance.

             11.1.3  Execution of this Agreement and consummation of the transactions contemplated hereby and thereby will not: (i) result in the violation of or conflict with any of the terms and provisions of the articles of incorporation or by-laws of CombinatoRx; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration or loss of material benefits) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement,

permit, license, lease, purchase order, sales order, arrangement or other commitment or obligation to which CombinatoRx is a Party; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to CombinatoRx, except such violations, breaches or defaults with respect to clauses (ii) and (iii) above which would not have a material adverse effect,

either alone or in the aggregate.

             11.1.4  CombinatoRx has not been debarred and is not subject to debarment pursuant to Section 306 of the United States Federal Food, Drug, and

Cosmetic Act.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       49

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                                                                    CONFIDENTIAL

             11.1.5  CombinatoRx, is the sole and exclusive owner of the entire right, title and interest in the Licensed Patents and to its Knowledge the

Licensed Information, and is entitled to grant the licenses herein. CombinatoRx has not placed, and to its Knowledge there does not exist, upon the Licensed

Patents and Licensed Information any encumbrance or lien in the Angiotech Field other than pursuant to the terms of any Pre-Existing Agreement. No claim has been made to CombinatoRx of ownership by any Third Party of any right or interest in or to the Licensed Patents and/or Licensed Information. The granting of the licenses to Angiotech hereunder does not violate any right known to

CombinatoRx of any Third Party and, and to its Knowledge, CombinatoRx has

obtained all necessary consents from Third Parties in order to allow it to enter into its obligations under this Agreement.

             11.1.6  The Licensed Patents have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment. In respect of the pending United States patent applications included in the Licensed Patents, CombinatoRx has presented all relevant prior art of which it and the inventors are aware to the United States

Patent and Trademark Office.

             11.1.7  To the Knowledge of CombinatoRx and its Affiliates, the

Licensed Patents and the Licensed Information existing as of the Effective Date are subsisting and are not invalid or unenforceable, in whole or in part.

             11.1.8  To the Knowledge of CombinatoRx and its Affiliates, the

disclosing, copying, making, assigning, licensing or the Exploitation pursuant to this Agreement of the Licensed Patents or Licensed Information hereunder will not infringe or conflict with any Patent or other IP Protection Right of any

Person. To the Knowledge of CombinatoRx and its Affiliates, the conception,

development and reduction to practice of the Licensed Patents and Licensed

Information existing as of the Effective Date have not constituted or involved the misappropriation of trade secrets or other rights or property of any Person.

             11.1.9  As of the Effective Date, to the Knowledge of CombinatoRx

and its Affiliates, there is no actual infringement or threatened infringement of the Licensed Patents by any Person. Furthermore, there is no claim,

litigation, action, suit, proceeding investigation, arbitration proceedings or other proceedings pending or, to the Knowledge of CombinatoRx and its

Affiliates, threatened affecting, in whole or in part, the Licensed Patents or

Licensed Information at law, in equity or otherwise, in, before, or by, any court, arbitration tribunal, or governmental authority, and there is not currently outstanding any unsatisfied judgment or outstanding order, injunction,

decree, stipulation or award (whether rendered by a court, an administrative agency or by an arbitrator) domestic or foreign, or arbitrator relating, in whole or in part, against any of the Licensed Patents or the Licensed

Information.

             11.1.10 To the Knowledge of CombinatoRx and its Affiliates, the

Licensed Information has been kept confidential or has been disclosed to Third

Parties only under terms of confidentiality. To the Knowledge of CombinatoRx and its Affiliates no breach of such confidentiality has been committed by any Third

Party. For the avoidance of doubt, the chemical structures under the Licensed

Patents have not, other than to the extent they have been part of a patent application that is in the public domain, been disclosed to any Third Party.

             11.1.11 CombinatoRx shall obtain from each of its Affiliates,

licensors (if applicable), employees and agents rights to any and all

Information that relate to the

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       50


                                                                    CONFIDENTIAL

Licensed Compounds or Licensed Products, such that Angiotech shall, by virtue of this Agreement, receive from CombinatoRx, without payments beyond those required by Article 7, the licenses and other rights granted to Angiotech hereunder.

     11.2    REPRESENTATIONS AND WARRANTIES BY ANGIOTECH.  Angiotech represents,

warrants to CombinatoRx as of the Effective Date as follows:

             11.2.1  Angiotech is duly organized, validly existing and in good standing under the laws of the province of British Columbia with full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

             11.2.2  This Agreement has been duly executed and delivered by

Angiotech and constitutes the valid and binding obligation of Angiotech,

enforceable against Angiotech in accordance with its terms, subject to bankruptcy, insolvency or similar laws of general application affecting the rights of creditors, and subject to equitable principles limiting rights to specific performance or other equitable remedies. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Angiotech, its officers and directors on behalf of Angiotech and no other corporate proceedings on the part of Angiotech are necessary to authorize such execution, delivery and performance.

             11.2.3  Execution of this Agreement and consummation of the transactions contemplated hereby and thereby will not: (i) result in the violation of or conflict with any of the terms and provisions of the articles of incorporation or by-laws of Angiotech; (ii) result in a violation or breach of,

or constitute (with or without due notice or lapse of time or both) a default

(or give rise to any right of termination, modification, cancellation or acceleration or loss of material benefits) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement,

permit, license, lease, purchase order, sales order, arrangement or other commitment or obligation to which Angiotech is a Party; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Angiotech, except such violations, breaches or defaults with respect to clauses (ii) and (iii) above which would not have a material adverse effect,

either alone or in the aggregate.

             11.2.4  Angiotech has not been debarred and is not subject to debarment pursuant to Section 306 of the United States Federal Food, Drug, and

Cosmetic Act.

     11.3    COVENANTS BY COMBINATORX. CombinatoRx hereby covenants to Angiotech that (i) it will not enter into any agreement, whether written or oral,

inconsistent with the rights and licenses granted hereunder, and (ii) to its

Knowledge it will not use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to

Section 306 of the United States Federal Food, Drug, and Cosmetic Act, or who is

the subject of a conviction described in such section. CombinatoRx agrees to inform Angiotech in writing promptly if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in

Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of CombinatoRx's or its

Affiliates' Knowledge, is threatened, relating to the debarment or conviction of

CombinatoRx or any Person performing services hereunder.

     11.4    COVENANTS BY ANGIOTECH. Angiotech hereby covenants to CombinatoRx that to its Knowledge it will not use in any capacity, in connection with the services to be

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       51


                                                                    CONFIDENTIAL

performed under this Agreement, any Person who has been debarred pursuant to

Section 306 of the United States Federal Food, Drug, and Cosmetic Act, or who is

the subject of a conviction described in such section. Angiotech agrees to inform CombinatoRx in writing promptly if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in

Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to Angiotech's or its Affiliates'

Knowledge, is threatened, relating to the debarment or conviction of Angiotech or any Person performing services hereunder.

                                   ARTICLE 12

                                    INDEMNITY

     12.1    INDEMNIFICATION OF COMBINATORX. In addition to any other remedy available to CombinatoRx, Angiotech shall indemnify, defend and hold harmless

CombinatoRx, its Affiliates and its and their respective former and current directors, officers and employees in full and on demand, from and against any and all Losses to the extent resulting from or arising out of or in connection with any claims made or suits brought by a Third Party (collectively, "THIRD

PARTY CLAIMS") against CombinatoRx, its Affiliates or its or their respective former and current directors, officers or employees that arise out of or result from:

             (a)     negligence or willful misconduct by Angiotech or its

                     Affiliates concerning their participation in the Research

                     Project;

             (b)     the breach by Angiotech or its Affiliates of any of their

                     material obligations, covenants, representations or

                     warranties set forth in this Agreement;

             (c)     the Exploitation of a Licensed Compound or Licensed Product

                     by Angiotech or its Affiliates, or any actual or alleged

                     violation of Applicable Law resulting therefrom (with the

                     exception of Losses based on infringement or

                     misappropriation of intellectual property rights other than

                     Angiotech Licensed Improvements and Research Improvements);

                     or

             (d)     the use, storage or handling by any Third Party of a

                     Licensed Compound or a Licensed Product, the direct or

                     indirect source of which is Angiotech or its Affiliates;

     provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the breach of this Agreement or the negligence or willful misconduct of CombinatoRx or its Affiliates and their current or former employees, officers and directors.

     12.2    INDEMNIFICATION OF ANGIOTECH. In addition to any other remedy available to Angiotech, CombinatoRx shall indemnify, defend and hold harmless

Angiotech, its Affiliates, and Sublicensees and its and their respective former and current directors, officers and employees in full and on demand, from and against any and all Losses to the extent resulting from or arising out of or in connection with any Third Party Claims against Angiotech, its Affiliates or its or their respective former or current directors, officers or employees that arise out of or result from:

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       52

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                                                                    CONFIDENTIAL

             (a)     negligence or willful misconduct by CombinatoRx or its

                     Affiliates concerning their participation in the Research

                     Project or in performing consulting services or conducting studies under this Agreement;

             (b)     the breach by CombinatoRx of any of its material

                     obligations, covenants, representations or warranties set

                     forth in this Agreement;

             (c)     the Exploitation of a Licensed Compound or Licensed Product

                     by CombinatoRx or its Affiliates, or any actual or alleged violation of Applicable Law resulting therefrom (with the

                     exception of Losses based on infringement or

                     misappropriation of intellectual property rights); or

             (d)     the use, storage or handling by any Third Party of a

                     Licensed Compound or a Licensed Product, the direct or

                     indirect source of which is CombinatoRx or its Affiliates;

     provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the breach of this Agreement or the negligence or willful misconduct of Angiotech or its Affiliates and their current or former employees, officers and directors.

     12.3    NOTICE OF CLAIM. An Indemnified Party shall give the Indemnifying

Party prompt written notice of any Loss or discovery of fact upon which such

Indemnified Party intends to base a request for indemnification under Section

12.1 or 12.2 (an "INDEMNIFICATION CLAIM NOTICE"). In no event shall the

Indemnifying Party be liable for any Loss that results from any delay in providing the Indemnification Claim Notice. Each Indemnification Claim Notice

shall contain a description of the claim and the nature and amount of the Loss claimed (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the Indemnifying Party copies of all papers and official documents received in respect of any such

Loss. For the avoidance of doubt, all indemnification claims in respect of a

Party, its Affiliates or their respective current or former directors, officers,

employees and agents (each, an "INDEMNITEE") shall be made solely by such Party to this Agreement.

     12.4    INDEMNIFICATION PROCEDURES.  The obligations of an Indemnifying

Party under this Article 11 shall be governed by and contingent upon the following:

             12.4.1  ASSUMPTION OF DEFENSE. At its option, the Indemnifying

Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within fourteen (14) days after the Indemnifying

Party's receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the Indemnifying Party shall not be construed as an acknowledgement that the Indemnifying Party is liable to indemnify any

Indemnitee in respect of the Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against any Indemnified

Party's claim for indemnification.

             12.4.2  CONTROL OF DEFENSE. Upon the assumption of the defense of a

Third Party Claim by the Indemnifying Party:

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             (a)     the Indemnifying Party may appoint as lead counsel in the

                     defense of the Third Party Claim any legal counsel selected by the Indemnifying Party, which shall be reasonably

                     acceptable to the Indemnified Party, and

             (b)     the Indemnifying Party shall not be liable to the

                     Indemnified Party for any legal expenses subsequently

                     incurred by such Indemnified Party or any Indemnitee in

                     connection with the analysis, defense or settlement of the

                     Third Party Claim, except as expressly provided in Section

                     12.4.3. In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify,

                     defend or hold harmless an Indemnitee from and against the

                     Third Party Claim, the Indemnified Party shall reimburse

                     the Indemnifying Party for any and all costs and expenses

                     (including lawyers' fees and costs of suit) and any Loss

                     incurred by the Indemnifying Party in its defense of the

                     Third Party Claim with respect to such Indemnified Party or

                     Indemnitee.

             12.4.3  RIGHT TO PARTICIPATE IN DEFENSE. Without limiting Section

12.4, any Indemnitee shall be entitled to participate in, but not control, the defense of a Third Party Claim and to retain counsel of its choice for such purpose; provided, however, that such retention shall be at the Indemnitee's own expense unless, (a) the Indemnifying Party has failed to assume the defense and retain counsel in accordance with Section 12.4.1 (in which case the Indemnified

Party shall control the defense), or (b) the interests of the Indemnitee and the

Indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under

Applicable Law, ethical rules or equitable principles.

             12.4.4  SETTLEMENT. With respect to Losses in connection with Third

Party Claims, where the Indemnifying Party has assumed the defense of a Third

Party Claim in accordance with Section 12.4.1, (i) the Indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Losses, provided that it obtains the prior written consent of the Indemnified Party which consent shall not be unreasonably withheld or delayed and (ii) no Indemnified Party or Indemnitee shall admit any liability with respect to, or settle, compromise or discharge,

any Third Party Claim without the prior written consent of the Indemnifying

Party, which consent shall not be unreasonably withheld or delayed.

             12.4.5  COOPERATION. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall, and shall cause each other Indemnitee to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours by the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim, and making the Indemnified

Party, the Indemnitees and its and their employees and agents available on a mutually convenient basis to provide additional information and explanation of any records or information provided, and the Indemnifying Party shall reimburse the Indemnified Party for all of its related reasonable out-of-pocket expenses.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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             12.4.6  EXPENSES. Except as expressly provided above, the

reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any claim shall be reimbursed on a Calendar Quarter basis by the Indemnifying Party, without prejudice to the Indemnifying Party's right to contest the Indemnified Party's right to indemnification and subject to refund in the event the Indemnifying

Party is ultimately held not to be obligated to indemnify the Indemnified Party.

     12.5    LIMITATION OF LIABILITY. Neither Party shall be liable to the other for consequential, indirect or punitive damages. The foregoing limitation is not intended to limit a Party's obligations under Section 12.1 or Section 12.2. For the avoidance of doubt, no Party can recover from the other Party more than once for a single cause of action under an indemnity granted by an indemnifying Party pursuant to this Agreement. The foregoing sentence shall not be construed to preclude recovery in respect of multiple claims arising from a single event or series of events. Neither Party shall have liability with respect to any breach of any of such Party's representations and warranties under this Agreement for any individual item where the Loss relating thereto is less than ten-thousand

Dollars ($10,000) but when a Loss exceeds such amount then the liable Party shall be liable for the entire amount of the Losses. The foregoing shall not be construed to limit liability pursuant to Section 12.1 or Section 12.2. Each

Party shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy a breach that gives rise to the Loss. EXCEPT

AS EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY HEREBY EXPRESSLY DISCLAIMS

ANY AND ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND FURTHER DISCLAIMS ANY

EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR

PURPOSE OF ANY ITEM LICENSED TO THE OTHER PARTY PURSUANT TO THIS AGREEMENT.

                                   ARTICLE 13

                     MAINTENANCE AND PROSECUTION OF PATENTS

     13.1    ANGIOTECH BACKGROUND TECHNOLOGY AND ANGIOTECH RESEARCH PROJECT

TECHNOLOGY. Angiotech will be solely responsible for, and shall bear all expenses incurred in, preparing, filing, prosecuting and maintaining all Patents covering Angiotech Background Technology and Angiotech Research Project

Technology, without obligation to inform or consult with CombinatoRx.

     13.2    COMBINATORX BACKGROUND TECHNOLOGY. CombinatoRx will be solely responsible for, and shall bear all expenses incurred in, preparing, filing,

prosecuting and maintaining all Patents covering CombinatoRx Background

Technology, without obligation to inform or consult with Angiotech.

     13.3    ANGIOTECH PATENTS.

             13.3.1  Angiotech will be responsible for, and shall bear all expenses incurred in, preparing, filing, prosecuting and maintaining (including,

for the avoidance of doubt, interference and opposition proceedings) all

Research Patents and Patents covering Angiotech Licensed Improvements, or

Research Improvements (the "Angiotech Patents"); provided, however, CombinatoRx shall reimburse to Angiotech an amount equal to fifty percent (50%) of all such reasonable expenses upon presentation of written receipts therefore.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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Angiotech shall inform Angiotech promptly upon becoming aware of any extraordinary costs to be spent in patent prosecution or patent maintenance in any country, including but not limited to costs in appeal proceedings,

opposition proceedings, costs for the filing of divisional applications, claim fees, and the like. Notwithstanding the foregoing, CombinatoRx may, at any time,

notify Angiotech that it no longer desires to reimburse Angiotech for expenses incurred in connection with the prosecution or maintenance of an Angiotech

Patent, in which event CombinatoRx shall be relieved of such reimbursement obligation and all licenses to CombinatoRx with respect to such Angiotech Patent shall immediately terminate and, if such Angiotech Patent is jointly owned,

CombinatoRx shall promptly assign all of its interest in such Angiotech Patent to Angiotech.

             13.3.2  CombinatoRx undertakes at the reasonable request and the expense (subject to the expense sharing provisions set forth above) of Angiotech or its Affiliates to sign, or have signed, any and all documents necessary in connection with the filing, prosecution, maintenance, extension and enforcement of the Angiotech Patents and to take such other necessary actions as Angiotech or its Affiliates may reasonably request from CombinatoRx in connection with the

Angiotech Patents.

             13.3.3  Angiotech shall keep CombinatoRx apprised of any activities related to the Angiotech Patents by using reasonable efforts to provide

CombinatoRx: (i) with a draft of new applications and foreign filing texts at least ten (10) business days before the intended filing; (ii) promptly with copies of all official actions, amendments and responses, which affect the scope of any claims; and (iii) with foreseen amendments and responses to official actions which affect the scope of any claim at least five (5) business days before the action due date. Angiotech shall reasonably consider CombinatoRx's or its Affiliates' comments with respect to such activities but shall otherwise have sole discretion with respect to the preparation, filing, prosecution and maintenance of the Angiotech Patents. Notwithstanding the foregoing, the prosecuting Party shall accept the suggestions of the other Party except to the extent such suggestions are in direct conflict with the prosecuting Party's strategy.

             13.3.4  On each six-month anniversary of the Effective Date,

Angiotech shall update CombinatoRx on the status of all Angiotech Patent filings, including information on the country particulars (filing date, filing number) of each Patent, each foreign filing equivalent, and the corresponding

Patent status (pending, granted, opposed, under appeal, intentionally abandoned,

and the like). Additionally, Angiotech shall notify CombinatoRx of any new

Angiotech Patent applications filed in any country promptly after such Patent application is filed.

             13.3.5  In the event that Angiotech desires to finally abandon any application or patent within the Angiotech Patents, it shall notify promptly

CombinatoRx (and in any event not less than sixty (60) calendar days prior to the deadline for taking appropriate action with respect to application or patent). CombinatoRx shall then have the right to continue the prosecution of any such application or patent and to maintain the same, all at CombinatoRx's sole expense. Angiotech agrees to cooperate in such activities, but shall have no obligation to incur any expense in connection therewith. If CombinatoRx exercised such right to continue the prosecution of any such application or patent relinquished by Angiotech, Angiotech hereby assigns and transfers all legal rights and title of such application or patent to CombinatoRx and agrees to execute and deliver to CombinatoRx such other documents and instruments,

provide such materials and information and take such other actions as

CombinatoRx may reasonably request to assign to CombinatoRx such application or patent.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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If claims ultimately issue on a relinquished application or patent in a jurisdiction other than the United States, Europe and Japan, CombinatoRx shall notify Angiotech of such issuance and provide a copy of the issued patent, and

Angiotech shall have thirty (30) days from receipt of such notice to elect to receive an exclusive license in the Angiotech Field of the same scope as

Sections 2.1(c) and (d) under such issued patents. If Angiotech elects to receive a license pursuant to the preceding sentence, then Angiotech shall pay to CombinatoRx an amount equal to its share of the expenses in connection with the prosecution of such application or patent that Angiotech would have paid under this Agreement had it not relinquished such patent application.

     13.4    COMBINATORX PATENTS

             13.4.1  CombinatoRx will be responsible for, and shall bear all expenses incurred in, preparing, filing, prosecuting and maintaining (including,

for the avoidance of doubt, interference and opposition proceedings) all

Licensed Patents and Patents covering CombinatoRx Licensed Improvements and

Angiotech Evaluation Improvements (the "CombinatoRx Patents"); provided,

however, Angiotech shall reimburse to CombinatoRx an amount equal to fifteen percent (15%) of all such reasonable expenses upon presentation of written receipts therefor. CombinatoRx shall inform Angiotech promptly upon becoming aware of any extraordinary costs to be spent in patent prosecution or patent maintenance in any country, including but not limited to costs in appeal proceedings, opposition proceedings, costs for the filing of divisional applications, claim fees, and the like. Notwithstanding the foregoing, Angiotech may, at any time, notify CombinatoRx that it no longer desires to reimburse

CombinatoRx for expenses incurred in connection with the prosecution or maintenance of a CombinatoRx Patent, in which event Angiotech shall be relieved of such reimbursement obligation and all licenses to Angiotech with respect to such CombinatoRx Patent shall immediately terminate and, if such CombinatoRx

Patent is jointly owned, Angiotech shall promptly assign all of its interest in such CombinatoRx Patent to CombinatoRx.

             13.4.2  Angiotech and its Affiliates undertake at the reasonable request and expense (subject to the expense sharing provisions set forth above)

of CombinatoRx to sign, or have signed, any and all documents necessary in connection with the filing, prosecution, maintenance, extension and enforcement of the CombinatoRx Patents and to take such other necessary actions as

CombinatoRx may reasonably request from Angiotech or its Affiliates in connection with the CombinatoRx Patents.

             13.4.3  CombinatoRx shall keep Angiotech apprised of any activities related to the CombinatoRx Patent Rights by using best efforts to provide

Angiotech: (i) with a draft of new applications and foreign filing texts at least ten (10) business days before the intended filing; (ii) promptly with copies of all official actions, amendments and responses, which affect the scope of any claims; (iii) with foreseen amendments and responses to official actions which affect the scope of any claim at least five (5) business days before the action due date. CombinatoRx shall reasonably consider Angiotech's or its

Affiliates' comments with respect to such activities but shall otherwise have sole discretion with respect to the preparation, filing, prosecution and maintenance of the CombinatoRx Patents. Notwithstanding the foregoing, the prosecuting Party shall accept the suggestions of the other Party except to the extent such suggestions are in direct conflict with the prosecuting Party's strategy.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                                                                    CONFIDENTIAL

             13.4.4  On each six-month anniversary of the Effective Date,

CombinatoRx shall update Angiotech on the status of all CombinatoRx Patent filings under its control, including information on the country particulars

(filing date, filing number) of each Patent, each foreign filing equivalent, and the corresponding Patent status (pending, granted, opposed, under appeal,

intentionally abandoned, etc.). Additionally, CombinatoRx shall notify Angiotech of any new CombinatoRx Patent applications filed in any country promptly after such Patent application is filed.

             13.4.5  In the event that CombinatoRx desires to finally abandon any application or patent within the CombinatoRx Patents, it shall notify promptly Angiotech (and in any event not less than sixty (60) calendar days prior to the deadline for taking appropriate action with respect to application or patent). Angiotech shall then have the right to continue the prosecution of any such application or patent and to maintain the same, all at Angiotech's sole expense. CombinatoRx agrees to cooperate in such activities, but shall have no obligation to incur any expense in connection therewith. If Angiotech exercised such right to continue the prosecution of any such application or patent relinquished by CombinatoRx, CombinatoRx hereby assigns and transfers all legal rights and title of such application or patent to Angiotech and agrees to execute and deliver to Angiotech such other documents and instruments, provide such materials and information and take such other actions as Angiotech may reasonably request to assign to Angiotech such application or patent. If claims ultimately issue on a relinquished application or patent in a jurisdiction other than the United States, Europe and Japan, Angiotech shall notify CombinatoRx of such issuance and provide a copy of the issued patent, and CombinatoRx shall have thirty (30) days from receipt of such notice to elect to receive an exclusive license in the CombinatoRx Field of the same scope as Sections 2.2(c)

and (d) under such issued patents. If CombinatoRx elects to receive a license pursuant to the preceding sentence, then CombinatoRx shall pay to Angiotech an amount equal to its share of the expenses in connection with the prosecution of such application or patent that CombinatoRx would have paid under this Agreement had it not relinquished such patent application.

     13.5    JOINT PATENT RIGHTS

             13.5.1  CombinatoRx will be responsible for, and shall bear all expenses incurred in, preparing, filing, prosecuting and maintaining (including,

for the avoidance of doubt, interference and opposition proceedings) all Joint

Patent Rights; provided, however, Angiotech shall reimburse to CombinatoRx an amount equal to fifty percent (50%) of all such reasonable costs expenses upon presentation of written receipts therefor. CombinatoRx shall inform Angiotech promptly upon becoming aware of any extraordinary costs to be spent in patent prosecution or patent maintenance in any country, including but not limited to costs in appeal proceedings, opposition proceedings, costs for the filing of divisional applications, claim fees, and the like. Notwithstanding the foregoing, either Party may, at any time, notify the other Party that it no longer desires to reimburse the other Party for expenses incurred in connection with the prosecution or maintenance of a Joint Patent Right, in which event the

Party no longer reimbursing the other Party shall be relieved of such reimbursement obligation and all rights granted to such Party with respect to such Joint Patent Right under Section 9.7 shall immediately terminate, and the

Party no longer reimbursing the other Party shall promptly assign all of its interest in such Joint Patent Right to the other Party.

             13.5.2  Angiotech and its Affiliates undertake at the reasonable request and expense (subject to the expense sharing provisions set forth above)

of CombinatoRx to sign,

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                                                                    CONFIDENTIAL

or have signed, any and all documents necessary in connection with the filing,

prosecution, maintenance, extension and enforcement of the CombinatoRx Patents and to take such other necessary actions as CombinatoRx may reasonably request from Angiotech or its Affiliates in connection with the CombinatoRx Patents.

             13.5.3  If one Party believes that a Joint Patent Right should be filed, prosecuted and/or maintained, in respect of a jointly owned invention, it shall inform the other Party of its belief and the Parties will negotiate in good faith to find a mutually acceptable course of action. If the Parties decide to proceed with a filing, CombinatoRx shall keep Angiotech apprised of any activities related to the Joint Patent Rights by providing Angiotech: (i) with a draft of new applications and foreign filing texts at least ten (10) business days before the intended filing; (ii) promptly with copies of all official actions, amendments and responses, which affect the scope of any claims; (iii)

with foreseen amendments and responses to official actions which affect the scope of any claim at least five (5) business days before the action due date.

CombinatoRx shall reasonably consider Angiotech's or its Affiliates' comments with respect to such activities. Notwithstanding the foregoing, the prosecuting

Party shall accept the suggestions of the other Party except to the extent such suggestions are in direct conflict with the prosecuting Party's strategy.

             13.5.4  On each six-month anniversary of the Effective Date,

CombinatoRx shall update Angiotech on the status of all Joint Patent Right filings, including information on the country particulars (filing date, filing number) of each Joint Patent Right, each foreign filing equivalent, and the corresponding Joint Patent Right status (pending, granted, opposed, under appeal, intentionally abandoned, etc.). Additionally, CombinatoRx shall notify

Angiotech of any new Joint Patent Right applications filed in any country promptly after such Patent application is filed.

             13.5.5  In the event that CombinatoRx desires to finally abandon any application or patent within the Joint Patent Rights, it shall notify promptly Angiotech (and in any event not less than sixty (60) calendar days prior to the deadline for taking appropriate action with respect to application or patent). Angiotech shall then have the right to continue the prosecution of any such abandoned application or patent and to maintain the same, all at

Angiotech's sole expense. CombinatoRx agrees to cooperate in such activities,

but shall have no obligation to incur any expense in connection therewith. If

Angiotech exercised such right to continue the prosecution of any such application or patent abandoned by CombinatoRx, CombinatoRx hereby assigns and transfers all legal rights and title of such abandoned application or patent to

Angiotech and agrees to execute and deliver to Angiotech such other documents and instruments, provide such materials and information and take such other actions as Angiotech may reasonably request to assign to Angiotech such abandoned application or patent. If claims ultimately issue on a relinquished application or patent in a jurisdiction other than the United States, Europe and

Japan, CombinatoRx shall notify Angiotech of such issuance and provide a copy of the issued patent, and Angiotech shall have thirty (30) days from receipt of such notice to elect to receive an exclusive license in the Angiotech Field of the same scope as Sections 2.2(c) and (d) under such issued patents. If

Angiotech elects to receive a license pursuant to the preceding sentence, then

Angiotech shall pay to CombinatoRx an amount equal to its share of the expenses in connection with the prosecution of such application or patent that Angiotech would have paid under this Agreement had it not relinquished such patent application.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                                   ARTICLE 14

                       ENFORCEMENT AND DEFENSE OF PATENTS

     14.1    DECLARATORY JUDGMENT ACTION. In the event of an assertion of invalidity or unenforceability of the CombinatoRx Patents, Angiotech Patents, or

Joint Patent Rights, the Party receiving notice of such assertion shall promptly advise the other Party in writing of such assetion and of all relevant facts and circumstances known to such Party pertaining to the such assertion. Angiotech and CombinatoRx shall thereafter consult and cooperate fully to determine a course of action, with the Party controlling prosecution pursuant to Article 13 controlling the defense of such assertion; provided, however, in the event that the Party so designated is not actively Exploiting any Licensed Compound covered by the family of Patents containing the claims asserted to be invalid or unenforceable, the right to defend such assertion shall shift to the other Party if it is actively Exploiting such a Licensed Compound.

     14.2    INFRINGEMENT

             14.2.1  If either Party becomes aware of any activity that such

Party believes represents an infringement of the claims of the CombinatoRx

Patents, Angiotech Patents, or Joint Patent Rights, the Party obtaining such knowledge shall promptly advise the other in writing of the potential infringement and of all relevant facts and circumstances known to such Party pertaining to the potential infringement. Angiotech and CombinatoRx shall thereafter consult and cooperate fully to determine a course of action,

including but not limited to, the commencement of legal action to terminate any infringement of the CombinatoRx Patents, Angiotech Patents, or Joint Patent

Rights, with the Party controlling prosecution pursuant to Article 13 controlling the pursuit of an infringer; provided, however, in the event that the Party so designated is not actively Exploiting any Licensed Compound covered by the family of Patents containing the infringed claims, the right to pursue such infringer shall shift to the other Party if it is actively Exploiting such a Licensed Compound.

             14.2.2  The Party possessing the right to initiate and prosecute such legal proceedings related to infringement shall have the right to initiate and prosecute such legal proceedings each at its own expense and in its own name, and to control the defense of any declaratory judgment action relating to its Intellectual Property; provided that no settlement shall be entered into by such Party without the written consent of the other Party if such settlement would materially affect the other Party's interests. Each Party shall reasonably cooperate with the other Party in such effort, including being joined as a party to an action related to jointly owned Patents if necessary, with the reasonable out of pocket expenses of such joining Party to be paid by the other Party.

             14.2.3  In addition, each Party shall have the right to join in any action against infringement brought in accordance with this Article 14 if necessary in order to assert the damages incurred by such Party as a result of the alleged infringement; provided that: (i) the foregoing shall not limit or restrict in any way the rights of the Party controlling such action as determined in accordance with this Article 14 from exercising such control in its discretion; (ii) in the event one Party joins the other Party in the defense of an infringement action, such Party may elect to participate in up to fifty percent (50%) of the total out-of-pocket cost and expense of such action and consequently share to the same proportion in any award. In the event that

CombinatoRx decides not to join Angiotech by way of participating in paying for out-of-pocket costs and expenses, any recovery by Angiotech (after reimbursement of its out-of-pocket costs and expenses), which is intended as a

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                                                                    CONFIDENTIAL

reimbursement for sales lost as a result of such infringement shall be treated as Net Sales for purposes of this Agreement.

             14.2.4  The costs and expenses (including attorneys' fees) of any action against an infringement brought in accordance with this Section shall be borne by the Party controlling the infringement action, unless stated otherwise in this Article 14.

     14.3    UPDATING Each Party shall keep the other reasonably informed of developments in any action or proceeding relating to the potential infringement of the claims of a Patent relating to the Licensed Compounds or Licensed

Products including, to the extent permissible by law, the state of any settlement negotiations and the terms of any offer related thereto.

     14.4    DEFENSE AND SETTLEMENT OF THIRD PARTY CLAIMS

             14.4.1  If a Third Party asserts that IP Right owned by it is infringed by the importation, manufacture, use or sale of any Licensed Compound or Licensed Product by Angiotec, or if either Party learns of a claim or assertion that the development, manufacture, use, marketing, promotion,

importation, exportation, offer for sale, sale or distribution of the Licensed

Compounds or the Licensed Products infringes or otherwise violates the intellectual property rights of any Third Party, then such Party will promptly notify the other Party in writing. Angiotech will have the sole right, but not the obligation, to control such defense at its own expense. If Angiotech does not assume control of such defense, then CombinatoRx shall have the right to control such defense at its own expense. In any event, the Party not controlling such defense will have the right to be represented in any such action at its own expense. The Party controlling such defense shall keep the other Party advised of the status of such action and shall consider recommendations made by the other Party in respect thereto. The Party not controlling such defense will assist and cooperate in any such infringement litigation at the defending

Party's reasonable request. If the Party controlling such defense is not the

Party against whom such action was originally brought, then the Party controlling such defense will not agree to the settlement of any such action without the prior written consent of the other Party.

             14.4.2  If Angiotech conducts the defense, Angiotech will use

Commercially Reasonable Efforts to determine how and whether to defend against such charge of infringement.

             14.4.3  During the period in which such litigation is pending and following the resolution thereof, Angiotech shall bear all other costs incurred in connection therewith (including litigation costs, attorneys fees, costs of settlement) including damage awards and any other payment resulting therefrom in the event Angiotech is barred as a result of such litigation from further sales in the country concerned.

             14.4.4  Such application and deduction shall not apply to

infringement caused by Angiotech' or its Affiliates' use of their respective name, trade name, logo or the Angiotech Patents or Angiotech Know-How.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

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                                   ARTICLE 15

                              TERM AND TERMINATION

     15.1    TERM. This Agreement shall become effective on the Effective Date and shall continue in full force and effect, unless earlier terminated in accordance with this Article 15, during the Research Period and thereafter for as long as Angiotech is pursuing pre-clinical research or other activities or clinical development of one or more Licensed Compounds or commercializing

Licensed Products for which royalties are owed to CombinatoRx pursuant to

Article 8 (the "TERM").

     15.2    RESEARCH PERIOD. The "RESEARCH PERIOD" shall commence on the

Effective Date and, unless this Agreement is terminated pursuant to Sections

15.3, 15.4, 15.5 or 15.6 or the Research Project is terminated by Angiotech pursuant to Section 15.4 or 15.6 or 15.7continue until the later of (a) the expiration of the thirty (30) month anniversary of the Effective Date, unless extended to the expiration of the fifth Research Year pursuant to Section 8.1.2,

and (b) such later date as mutually agreed to by the Parties in writing.

     15.3    TERMINATION BY ANGIOTECH. Angiotech has the right, in its sole discretion, after the first anniversary of the Effective Date, to terminate this

Agreement in its entirety or with respect to one or more countries in the

Territory upon forty-five (45) days' prior written notice; provided, however,

that during the Research Period such termination shall not take effect until six

(6) months after the date of such notice or upon the date when the Research

Period expires (provided always that such termination does never take effect prior to the expiration of the forty-five day notice period), whichever is the earlier. In the event that Angiotech discretionarily terminates this Agreement pursuant to this Section 15.3 before the end of the Research Period, no refund of amounts paid hereunder shall be due to Angiotech.

     15.4    TERMINATION FOR MATERIAL BREACH. In the event that either Party

(the "BREACHING PARTY") materially defaults in the performance of any of its material obligations under this Agreement other than the obligations set forth in Section 7.2 hereof, in addition to any other right and remedy the other Party

(the "COMPLAINING PARTY") may have, the Complaining Party may terminate this

Agreement in its entirety or the Research Period by ninety (90) days prior written notice in the event of a breach relating to matters other than payment of amounts due hereunder or twenty (20) days prior written notice in the event of a breach relating to payment matters (the "NOTICE PERIOD") to the Breaching

Party, specifying the breach and its claim of right to terminate, provided always that the termination shall not become effective at the end of the Notice

Period if the Breaching Party cures the breach complained about during the

Notice Period (or, if such default cannot be cured within such ninety (90) day period, if the Breaching Party commences actions to cure such default within the

Notice Period and thereafter diligently continues such actions). If either Party initiates a dispute resolution procedure as permitted under this Agreement within thirty (30) days following the end of the Notice Period to resolve the dispute for which termination is being sought and is diligently pursuing such procedure, including any litigation following therefrom, the termination shall become effective only if and when allowed through such dispute resolution procedure finally resolved. This Section 15.4 defines exclusively the Parties'

right to terminate in case of any material breach of contract other than a breach of Section 7.2 hereof.

     15.5    TERMINATION FOR MATERIAL BREACH OF DILIGENCE OBLIGATIONS. In the

event that Angiotech materially defaults in the performance of any of its obligations under Section

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       62

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                                                                    CONFIDENTIAL

7.2 hereof, CombinatoRx may, immediately upon notice to Angiotech, terminate this Agreement following the 180-day period described in Section 7.3.2 in the manner described in this Section if Angiotech has not cured such breach or taken steps to rectify such breach as required by Section 7.3.2 within such 180-day period. CombinatoRx shall have the right to terminate this Agreement with respect to any Selected Compound Licensed Product, as determined by CombinatoRx in its sole discretion for each uncured event of a breach of Section 7.2.1;

provided that, CombinatoRx may not terminate this Agreement with respect to any

Selected Compound Licensed Product for which any Compound in the Compound Class for such Licensed Product has been, at the time, administered to humans in a clinical trial), and CombinatoRx shall have the right to terminate this

Agreement only with respect to the particular Fast Track Licensed Compound for which Angiotech has breached its obligation in the event of a breach of Section

7.2.2. If Angiotech initiates a dispute resolution procedure as permitted under this Agreement within thirty (30) days following the delivery of the termination notice by CombinatoRx as described in this Section to resolve the dispute for which termination is being sought and is diligently pursuing such procedure,

including any litigation following therefrom, the termination shall become effective only if and when allowed through such dispute resolution procedure finally resolved. This Section 15.5 defines exclusively CombinatoRx's right to terminate in case of any material breach of the provisions of Section 7.2 hereof. For the avoidance of doubt, in no event shall CombinatoRx have the right to terminate this Agreement with respect to any Hit Compound as a result of a breach by Angiotech of the provisions of Section 7.2.

     15.6    TERMINATION UPON INSOLVENCY. Either Party may terminate this

Agreement and Angiotech may terminate only the Research Project, thereby ending the Research Period, if, at any time, the other Party shall file in any court or agency pursuant to any statute or regulation of any state, country or jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets, or if the other Party proposes a written agreement of composition or extension of its debts, or if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other Party shall propose or be a party to any dissolution or liquidation, or if the other Party shall make an assignment for the benefit of its creditors. In case Angiotech elects to terminate the Research Project only

Angiotech shall be under no obligation to provide CombinatoRx with any further compensation pursuant to Article 8.

     15.7    TERMINATION UPON COMBINATORX CHANGE OF CONTROL. Upon a Change of

Control (for purposes of this Section 15.7 only, the percentage set forth in the definition of Change of Control shall be 50% instead of 20%) of CombinatoRx at any time during the Research Period, by which CombinatoRx becomes controlled by a Local Therapeutic Company, Angiotech shall have the right with immediate effect, by delivering written notice of termination to CombinatoRx at any time within six (6) months after the date of such Change of Control, to (a) terminate this Agreement in its entirety; or (b) terminate only the Research Project thereby ending the Research Period. In the event Angiotech exercises the option under (b), (y) Section 8.1.3 shall immediately cease to be in effect, and (z)

CombinatoRx or its successor shall promptly provide Angiotech with all Research

Results generated by it under the Research Project and not previously provided to Angiotech and shall promptly return to Angiotech all Angiotech Information and all other Confidential Information of Angiotech, including any and all copies thereof, and those portions of any documents, memoranda, notes, studies,

analyses or other material prepared by or on behalf of

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       63

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                                                                    CONFIDENTIAL

CombinatoRx that incorporate or are derived from such Confidential Information.

For the avoidance of doubt, in the event of such termination, CombinatoRx shall have no further rights to use any Angiotech Information or other Confidential

Information of Angiotech for any purpose. The Agreement shall remain valid and in full force and effect in all other respects.

     15.8    RIGHTS UPON CHANGE OF CONTROL OF ANGIOTECH

             (a)     In the event of a Change of Control with respect to

                     Angiotech prior to the expiration of this Agreement or any modification or extension of this Agreement, except with

                     the prior written consent of CombinatoRx, Angiotech shall,

                     subject to Section 15.8.1(b), pay to CombinatoRx the amount of Two Hundred Million Dollars ($200,000,000) (the

                     "CombinatoRx Protection Payment"), which payment shall be

                     made within 90 days of the later of (i) the date of such

                     Change of Control of Angiotech or (ii) the date upon which

                     CombinatoRx first becomes aware of such Change of Control.

             (b)     Notwithstanding Section 15.8.1(a), the CombinatoRx

                     Protection Payment shall only be required to be made by

                     Angiotech to CombinatoRx upon a determination by the

                     Angiotech Board of Directors (which determination shall be made (i) at the Board of Directors' sole discretion and

                     (ii) prior to consummation of the Change of Control, as

                     applicable) that the Financial Protection Payment is

                     appropriate in the circumstances of such Change of Control.

     15.9    CONSEQUENCES OF TERMINATION.

             15.9.1  RETURN OF MATERIAL; TERMINATION OF RIGHTS.

             (a)     In the event of termination of this Agreement in its

                     entirety by Angiotech pursuant to Section 15.3, or by

                     CombinatoRx pursuant to Section 15.4 or Section 15.5: (i)

                     all rights and licenses granted to Angiotech under this

                     Agreement shall terminate, (ii) all rights and licenses

                     granted to CombinatoRx pursuant to clauses (b), (c) and (d)

                     of Section 2.2 shall survive, and (iii) each Party shall

                     return all data, files, records and other materials in its possession or control containing or comprising the other

                     Party's Information, or other Confidential Information to

                     which such first Party does not retain rights hereunder

                     (except one copy of which may be retained by the returning

                     Party solely for archival purposes).

             (b)     In the event of termination of this Agreement with respect to one or more Fast Track Licensed Products by CombinatoRx pursuant to Section 15.5: (i) all rights and licenses

                     granted to Angiotech under this Agreement with respect to

                     such Fast Track Licensed Product shall terminate, and (ii)

                     all rights and licenses granted to CombinatoRx pursuant to clauses (b), (c) and (d) of Section 2.2 shall survive such termination, and (iii) Angiotech shall return all data,

                     files, records and other materials in its possession or

                     control containing or comprising

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       64

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                                                                    CONFIDENTIAL

                     CombinatoRx's Information or other Confidential Information with respect to such Fast Track Licensed Product (except

                     one copy of which may be retained by Angiotech solely for

                     archival purposes). For the avoidance of doubt, Angiotech

                     shall have the right to retain all such Information,

                     including Confidential Information, that is necessary or

                     useful for Angiotech to Exploit Licensed Products and

                     Improvements for remaining Licensed Products.

             (c)     In the event of termination of this Agreement with respect to one or more countries by Angiotech pursuant to Section

                     15.3: (i) all rights and licenses granted to Angiotech

                     under this Agreement shall terminate with respect to such

                     country or countries, and (ii) all rights and licenses

                     granted to CombinatoRx pursuant to clauses (b), (c) and (d)

                     of Section 2.2 shall survive such termination, and (iii)

                     each Party shall return all data, files, records and other materials in its possession or control containing or

                     comprising the other Party's Information or other

                     Confidential Information with respect to such country or

                     countries to which such first Party does not retain rights hereunder (except one copy of which may be retained by the returning Party solely for archival purposes). For the

                     avoidance of doubt, Angiotech shall have the right to

                     retain all such Information, including Confidential

                     Information, that is necessary or useful for Angiotech to

                     Exploit Licensed Products and Improvements in the remaining countries in the Territory.

             (d)     In the event of termination of this Agreement in its

                     entirety by Angiotech pursuant to Section 15.4, 15.6 or

                     15.7, (i) CombinatoRx shall deliver or otherwise return to

                     Angiotech all data, files, records and other materials in

                     its possession or control relating to the Licensed

                     Compounds and Licensed Product or containing or comprising

                     Angiotech's Information or other Confidential Information

                     (except one copy of which may be retained by CombinatoRx

                     solely in its legal files for archival purposes to ensure

                     its continuing compliance with this Agreement), and, if

                     this Agreement is terminated by Angiotech pursuant to

                     Section 15.4 prior to the first anniversary of the

                     Effective Date, then CombinatoRx shall assign to Angiotech all of its right, title and interest in and to the Research

                     Results; (ii) all licenses and other rights granted by each

                     Party to the other Party under this Agreement shall

                     terminate; and (iii) all licenses and other rights granted by CombinatoRx to Angiotech under this Agreement shall

                     continue in perpetuity and all applicable obligations of

                     Angiotech under Article 8 shall continue in accordance with their terms, except that, in the event of a termination of this Agreement pursuant to Section 15.4, Angiotech shall be entitled to reduce each milestone and royalty payment that would otherwise be due under Article 8 by thirty percent

                     (30%) until such cumulative reductions equal the total

                     amount of Losses incurred by Angiotech resulting from such breach by CombinatoRx. The provisions of this Section shall be Angiotech's sole and exclusive remedy in the event of a material breach of this Agreement by CombinatoRx; provided,

                     however, that, if, by the fifth anniversary

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       65

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                                                                    CONFIDENTIAL

                     following termination of this Agreement by Angiotech

                     pursuant to Section 15.4, Angiotech has not recovered the

                     full amount of Losses resulting from CombinatoRx's breach

                     through such reductions as permitted by this Section, then

                     Angiotech shall be entitled to any other right or remedy

                     availabile to it with respect to such portion of Losses

                     that have not be so recovered.

             15.9.2  WORK-IN-PROGRESS. Upon termination of this Agreement in its entirety or with respect to one or more countries, Angiotech is entitled during the following one hundred and eighty (180) days, to finish any work-in-progress and to sell any inventory of the Licensed Product that remains on hand as of the date of the termination, so long as Angiotech pays CombinatoRx the royalties applicable to said subsequent sales in accordance with the terms and conditions set forth in Section 8.2.

             15.9.3  REMEDIES. Early termination of this Agreement, other than pursuant to Section 15.5, or the Research Project by a Party shall in no way affect or limit such Party's right to claim against the other Party for any damages arising out of the breach of this Agreement.

     15.10   ACCRUED RIGHTS; SURVIVING OBLIGATIONS. The termination of this

Agreement shall not relieve the Parties from performing any obligations accrued prior to the date this Agreement terminates. All provisions of this Agreement which by their terms are intended to survive shall survive as the context requires.

                                   ARTICLE 16

                               DISPUTE RESOLUTION

     16.1    NEGOTIATION OF PARTIES. In the event of any dispute, claim or controversy arising out of, relating to or in any way connected to the interpretation of any provision of this Agreement, the performance of either

Party under this Agreement or any other matter under this Agreement, including any action in tort, contract or otherwise, at equity or law (a "DISPUTE"),

either Party may at any time provide the other Party written notice specifying the terms of such Dispute in reasonable detail. As soon as practicable after receipt of such notice, the Chief Executive Officers of both Angiotech and

CombinatoRx ("HEADS") shall meet at a mutually agreed upon time and location for the purpose of resolving such Dispute. The Heads shall engage in good faith discussions and/or negotiations for a period of up to thirty (30) days to resolve the Dispute or negotiate an interpretation or revision of the applicable portion of this Agreement which is mutually agreeable to both Parties, without the necessity of formal procedures relating thereto. During the course of such discussion and/or negotiation, the Parties shall reasonably cooperate and provide information that is not materially confidential in order so that each of the Heads may be fully informed with respect to the issues in the Dispute.

     16.2    ARBITRATION. In the event any Dispute is not resolved by the Heads pursuant to Section 16.1, then the Parties shall resolve such Dispute by final and binding arbitration. Whenever a Party decides to institute arbitration proceedings, it shall give written notice to that effect to the other Party.

Arbitration shall be held in the metropolitan area of Seattle, Washington, USA,

according to the then-current commercial arbitration rules of the American

Arbitration Association ("AAA"), except to the extent such rules are inconsistent with this Article 16. The arbitration will be conducted by a panel of three (3) arbitrators

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       66

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appointed in accordance with AAA rules; provided that each Party shall within thirty (30) days after the institution of the arbitration proceedings appoint one arbitrator each, and such arbitrators shall select, if available, a third arbitrator within thirty (30) days thereafter. If the two first arbitrators are unable to select a third arbitrator within such period, the third arbitrator shall be appointed in accordance with AAA rules. Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of relevant scientific, financial, medical and industry knowledge. All arbitrators eligible to conduct the arbitration must agree to render their opinion(s) within thirty (30) days of the final arbitration hearing. No arbitrator (nor the panel of arbitrators) shall have the power to award punitive damages under this Agreement regardless of whether any such damages are contained in a Proposal, and such award is expressly prohibited. The proceedings and decisions of the arbitrators shall be confidential, final and binding on all of the Parties. Judgment on the award so rendered may be entered in a court having jurisdiction thereof. The Parties shall share equally the costs of arbitration. Nothing in this Section 16.2 will preclude either Party from seeking equitable relief in accordance with Section

17.1 or interim or provisional relief from a court of competent jurisdiction,

including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a Dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Notwithstanding the foregoing, the

Parties are not required to resolve Disputes related to ownership, filing,

prosecution, maintenance, defense or enforcement of Patents pursuant to this

Section 16.2.

                                   ARTICLE 17

                                  MISCELLANEOUS

     17.1    REMEDIES. The Parties acknowledge and agree that, in the event of a breach or a threatened breach by either Party of this Agreement for which it will have no adequate remedy at law, the other Party may suffer irreparable damage and, accordingly, shall be entitled to seek injunctive and other equitable remedies to prevent or restrain such breach or threatened breach, in addition to any other remedy they might have at law or at equity. CombinatoRx acknowledges and agrees that the restrictions set forth in Section 2.5 and

Article 9 of this Agreement are reasonable and necessary to protect the legitimate interests of Angiotech and that Angiotech would not have entered into this Agreement in the absence of such restrictions, and that any breach or threatened breach of any provision of Section 2.5 and Article 9 will result in irreparable injury to Angiotech for which there will be no adequate remedy at law. In the event of a breach or threatened breach of any provision of Section

2.5 and Article 9, Angiotech shall be authorized and entitled to obtain from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings,

profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which Angiotech may be entitled in law or equity. CombinatoRx agrees to waive any requirement that Angiotech (a) post a bond or other security as a condition for obtaining any such relief, and (b) show irreparable harm, balancing of harms,

consideration of the public interest or inadequacy of monetary damages as a remedy.

     17.2    GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of New York in force therein without regard to its conflict of law rules or principles.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       67

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     17.3    TRADEMARKS. Angiotech shall have the sole right to select

Trademarks for the marketing and sale of the Licensed Products in the Territory.

Angiotech shall own such Trademarks and all rights and goodwill with respect thereto. CombinatoRx shall not, and shall cause its Affiliates to not, use any trademark that is the same as or confusingly similar to, misleading or deceptive with respect to or that dilutes the Trademarks.

     17.4    AMENDMENT AND WAIVER. This Agreement may not be modified or amended except in a writing signed by both Parties. No provision of or right under this

Agreement shall be deemed to have been waived by any act or acquiescence on the part of any Party, its agents or employees, but only by an instrument in writing signed by an authorized officer of such Party. No waiver by either Party of any breach of this Agreement by the other Party shall be effective as to any other breach, whether of the same or any other term or condition and whether occurring before or after the date of such waiver.

     17.5    INDEPENDENT CONTRACTORS. Each Party represents that it is acting on its own behalf as an independent contractor and is not acting as an agent for or on behalf of the other Party, its Affiliates or any other Third Party (with respect to this Agreement). This Agreement and the relations hereby established by and between Angiotech and CombinatoRx do not constitute a partnership, joint venture, agency or contract of employment between them.

     17.6    ASSIGNMENT. Neither Party may assign its rights or, except as provided in Sections 2.3 or 2.4, delegate its obligations under this Agreement,

whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, which consent shall not be unreasonably withheld, except that Angiotech shall always have the right, without such consent to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates or Sublicensees, and may assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates. Either Party may assign any or all of its rights and delegate any or all of its obligations hereunder, subject to Section

15.6 in the case of an assignment by CombinatoRx, to any successor in interest

(whether by merger, acquisition, asset purchase or otherwise) to all or substantially all of the business to which this Agreement relates provided that the assigning Party shall provide written notice to the other within thirty (30)

days after such assignment or delegation; provided, however, in the event that any such transaction results in a Change of Control of CombinatoRx, Angiotech shall be entitled to request (at any time during the one hundred eighty (180)

day period following completion of the subject transaction) further written assurances from the resulting entity re-affirming the commitment of the resulting entity to comply with the terms and conditions of this Agreement, and such further written assurances shall be delivered within ninety (90) days of request by Angiotech.

     17.7    SUCCESSORS AND ASSIGNS.  This Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns.

     17.8    NOTICES. All communications hereunder shall be in writing and shall be sent (a) by prepaid registered or certified mail, return receipt requested,

(b) by overnight express delivery service by a nationally recognized courier, or

(c) via confirmed facsimile or telecopy, followed within five (5) days by a copy mailed in the preceding manner, addressed to the other party at the address shown below or at such other address for which such party gives notice hereunder. Such notice will be deemed to have been given when delivered or, if delivery is not accomplished by some fault of the addressee, when tendered.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                       68

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                                                                    CONFIDENTIAL

         If to CombinatoRx:    CombinatoRx, Incorporated

                               650 Albany Street

                               Boston, MA 02118

                               Attention: Vice President Commercial Operations

             With a copy to:   Ropes & Gray LLP

                               One International Place

                               Boston, MA 02110

                               Attention: Marc A. Rubenstein, Esq.

         If to Angiotech:      Angiotech Pharmaceuticals, Inc.

                               1618 Station Street

                               Vancouver, BC, Canada V6A 1B6

                               Attention: Vice President Business Development

             With a copy to:   Angiotech Pharmaceuticals, Inc.

                               1618 Station Street

                               Vancouver, BC, Canada V6A 1B6

                               Attention: General Counsel

     17.9    SEVERABILITY. In the event any provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect,

such invalidity, illegality or unenforceability shall not affect any other term or provision hereof. The Parties agree that they will negotiate in good faith or will permit a court or arbitrator to replace any provision hereof so held invalid, illegal or unenforceable with a valid provision which is as similar as possible in substance to the invalid, illegal or unenforceable provision.

     17.10   CAPTIONS. Captions of the Sections and subsections of this

Agreement are for reference purposes only and do not constitute terms or conditions of this Agreement and shall not limit or affect the terms and conditions hereof,

     17.11   WORD MEANINGS. Words such as HEREIN, HEREINAFTER, HEREOF and

HEREUNDER refer to this Agreement as a whole and not merely to a Section or paragraph in which such words appear, unless the context otherwise requires. The singular shall include the plural, and each masculine, feminine and neuter reference shall include and refer also to the others, unless the context otherwise requires.

     17.12   ENTIRE AGREEMENT. This Agreement and the Warrant Agreement contain the entire understanding of the Parties with respect to the transactions and matters contemplated hereby, including without limitation any licensing of the

Licensed Technology, supersedes all prior agreements and understandings relating to the subject matter hereof, and no representations, inducements, promises or agreements relating to the subject matter hereof, whether oral or otherwise,

between the Parties not contained herein or incorporated herein by reference shall be of any force or affect.

     17.13   RULES OF CONSTRUCTION. The Parties agree that they have

participated equally in the formation of this Agreement and that the language and terms of this Agreement shall not be presumptively construed against any of them.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

                                                                    CONFIDENTIAL

     17.14   COUNTERPARTS. This Agreement may be executed in multiple

counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures of the Parties will have the same effect as original signatures. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

     17.15   COMPLIANCE. The Parties shall comply fully with all applicable laws and regulations in connection with their respective activities under this

Agreement.

     17.16   FORCE MAJEURE. Neither party shall be held responsible for any delay or failure in performance (with the exception of the payment of money)

hereunder to the extent caused by strikes, embargoes, laws, regulations and governmental requirements, civil or military authorities, acts of God,

earthquake, or by the public enemy or other causes reasonably beyond such party's control and without such party's fault or negligence; provided that the affected party notifies the unaffected party as soon as reasonably possible, and resumes performance hereunder as soon as reasonably possible following cessation of such force majeure event. Notwithstanding the foregoing, if a force majeure event declared by CombinatoRx persists for a continuous period of nine (9)

months (and CombinatoRx does not resume performance in accordance with this

Agreement prior to such time despite such persistence), Angiotech shall have the right to terminate this Agreement without further cost or liability.

     17.17   RIGHTS IN BANKRUPTCY. All rights and licenses granted by Angiotech to CombinatoRx under or pursuant to this Agreement, including amendments hereto,

are, for all purposes of Section 365(n) of Title 11 of the U.S. Code ("TITLE

11"), licenses of rights to "intellectual property" as defined in Title 11. In the event of the commencement of a bankruptcy or insolvency proceeding by or against Angiotech, CombinatoRx shall be entitled to a complete duplicate of (and complete access to) any such intellectual property and embodiments thereof. If not already in CombinatoRx' possession, CombinatoRx shall have the right to immediate delivery of such intellectual property and embodiments upon written request.

     17.18   FURTHER ASSURANCES. Each Party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this

Agreement.

The symbol ‘**’ is used throughout this exhibit to indicate that a portion of the exhibit has been omitted as confidential.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective

Date.

ANGIOTECH PHARMACEUTICALS, INC.

COMBINATORX, INCORPORATED

/s/ K. Thomas Bailey

/s/ Alexis Borisy

Signature

Signature

Name:   K. Thomas Bailey

Name:   Alexis Borisy

Title:  Vice President, Business Development

Title:  President and Chief Executive Officer

BOSTON 1483166v7

Exhibit 3

COMBINATORX, INCORPORATED

-------------------------------------------------------------------------------

SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

-------------------------------------------------------------------------------

DATED AS OF OCTOBER 3, 2005


EXHIBITS

Exhibit A:        Fifth Amended and Restated Certificate of Incorporation

Exhibit B:        Legal Opinion of Ropes & Gray LLP


                            COMBINATORX, INCORPORATED

             SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

     This Series E Convertible Preferred Stock Purchase Agreement (the

"Agreement") is made as of the 3rd day of October, 2005 by and among

CombinatoRx, Incorporated, a Delaware corporation (the "Company"), and Angiotech

Pharmaceuticals, Inc., a corporation organized under the laws of British

Columbia, Canada (the "Investor"). In consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

1. AUTHORIZATION; PURCHASE AND SALE OF SHARES

     1.1 AUTHORIZATION OF STOCK. The Company has, or before the Closing Date (as defined below) will have, duly authorized the issuance, pursuant to the terms of this Agreement of up to 1,363,636 shares of Series E Convertible Preferred

Stock, $0.001 par value per share (the "Series E Preferred Stock"), having the rights, privileges, preferences and restrictions set forth in the Fifth Amended and Restated Certificate of Incorporation attached hereto as EXHIBIT A (the

"Amendment"). The 1,363,636 shares of Series E Preferred Stock to be issued to the Investor are sometimes referred to herein as the "Shares." The Company has,

or before the Closing, will have, adopted and filed the Amendment with the

Secretary of State of the State of Delaware.

     1.2 PURCHASE PRICE AND CLOSING. At the Closing (as defined below) and subject to the terms and conditions of this Agreement, the Company will issue and sell to the Investor the Shares and the Investor will purchase the Shares for the aggregate cash purchase price of Fifteen Million Dollars ($15,000,000)

(the "Purchase Price"). Subject to the terms and conditions of this Agreement,

the closing of the purchase and sale of the Shares to be acquired by the

Investor from the Company under this Agreement (the "Closing") shall take place at the offices of Ropes & Gray LLP, One International Place, Boston, MA 02110,

at 10:00 a.m. local time on October 5, 2005 assuming that all of the conditions set forth in Section 4 have been satisfied or duly waived or at such other time and place as the parties hereto may mutually agree (the "Closing

Date"). At the Closing, the Company shall deliver to the Investor duly executed certificates representing the Shares and the Investor shall deliver payment of the Purchase Price therefor to the Company by check or wire transfer in immediately available funds.

     1.3 CLOSING DELIVERABLES. Subject to the terms and conditions of this

Agreement, at the Closing:

          (A) the Company shall deliver to the Investor certificates, as of the most recent practicable dates, (i) as to the corporate good standing of the

     Company issued by the Secretary of State of the State of Delaware and (ii)

     as to the due qualification of the Company as a foreign corporation issued by the Secretary of State of The Commonwealth of Massachusetts and any

     other states where a failure to be so qualified would result in a Company

     Material Adverse Effect (as defined below);

          (B) the Company shall deliver to the Investor the Certificate of

     Incorporation of the Company, as amended and in effect as of the Closing

     Date, certified by the Secretary of State of the State of Delaware;


          (C) the Company shall deliver to the Investor a Certificate of the

     Secretary of the Company attesting as to (i) the By-laws of the Company;

     (ii) the Certificate of Incorporation of the Company; (iii) the signatures and titles of the officers of the Company executing this Agreement or any of the other agreements to be executed and delivered by the Company at the

     Closing; and (iv) resolutions of the Board of Directors and stockholders of the Company, authorizing and approving all matters in connection with this

     Agreement and the transactions contemplated hereby; and

          (D) Ropes & Gray LLP, counsel for the Company, shall deliver to the

     Investor an opinion, dated the Closing Date, in substantially the form attached hereto as EXHIBIT B.

     2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that as of the Closing Date, except as set forth on the Schedule of Exceptions attached to this Agreement and updated prior to the Closing (the "Schedule of Exceptions"), which Schedule of

Exceptions shall correspond to the numbered and lettered sections and subsections of this Section 2 and shall only qualify those representations or warranties contained in the sections and subsections of this Section 2:

     2.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a

corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of the Company's subsidiaries is duly organized and validly existing under the laws of its state or jurisdiction of formation. The Company and each of its subsidiaries has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted by it. The Company is duly qualified to transact business and is in good standing in the State of Delaware and The Commonwealth of Massachusetts.

The Company is duly qualified to transact business and is in good standing, and each of the Company's subsidiaries is duly qualified to transact business, in any and all other jurisdictions which it is required to be so qualified except where the failure to so qualify would not have a material adverse effect on its business, prospects, condition (financial or otherwise), assets or properties of the Company and its subsidiaries taken together (a "Company Material Adverse

Effect"). The Company has furnished to the Investor complete and accurate copies of its Certificate of Incorporation and By-Laws, each as amended to date and presently in effect. The Company has at all times complied with all provisions of its Certificate of Incorporation and By-laws and is not in default under, or in violation of any such provision.

     2.2 CAPITALIZATION AND VOTING RIGHTS.

          (A) Immediately prior to the Closing, the authorized capital of the

     Company consists of:

               (x) 22,703,152 shares of Preferred Stock (the "Preferred Stock"),

          of which 503,400 shares have been designated Series A Preferred Stock,

          $0.001 par value per share, (the "Series A Preferred Stock"), all of which are issued and outstanding, 3,364,250 shares have been designated Series B Preferred Stock, $0.001 par value per share, (the

          "Series B Preferred Stock") all of which are issued and outstanding,

          10,795,666 shares have been designated Series C Preferred Stock,

          $0.001 par value per share (the "Series C Preferred


          Stock") 10,746,666 of which are issued and outstanding, 8,483,320 shares have been designated Series D Preferred Stock, $0.001 par value per share (the "Series D Preferred Stock"), 8,292,699 of which are issued and outstanding and 1,363,636 shares have been designated as

          Series E Preferred Stock, none of which are issued and outstanding.

          The number of shares of Common Stock issuable upon conversion of the outstanding shares of Series A Preferred Stock, Series B Preferred

          Stock, Series C Preferred Stock and Series D Preferred Stock is

          13,366,644, of which 346,738 shares are reserved for issuance upon conversion of the Series A Preferred Stock, 2,140,269 shares are reserved for issuance upon conversion of the Series B Preferred Stock,

          6,140,954 shares are reserved for issuance upon conversion of the

          Series C Preferred Stock and 4,738,683 shares are reserved for issuance upon conversion of the Series D Preferred Stock. Pursuant to the Swap Up Agreement among CombinatoRx (Singapore) Pte Ltd ("CRx

          SG"), BioMedical Sciences Investment Fund Pte Ltd ("BMSIF") and the

          Company dated August 30, 2005, assuming a conversion on or prior to

          December 31, 2009 and each note subject to conversion is funded on its targeted milestone date (as set forth in Schedule 3 of the

          Subscription and Shareholders Agreement among CRx SG, BMSIF and the

          Company dated August 19, 2005), BMSIF may acquire up to 2,465,000 shares of Series E Preferred Stock. The consummation of the transactions contemplated hereby will not result in a "Deemed

          Liquidation Event" or similar transaction under the Company's

          Certificate of Incorporation. The rights, privileges and preferences of the Preferred Stock are as stated in the Amendment. The Schedule of

          Exceptions includes a complete and accurate list of all of the holders of Preferred Stock of the Company, showing the number of shares of

          Preferred Stock, the series of such Preferred Stock held by each holder of Preferred Stock and the number of shares of Common Stock into which such Preferred Stock are convertible, both immediately prior to and immediately after the Closing.

               (y) 30,373,908 shares of common stock, $0.001 par value per share, ("Common Stock"), of which 1,006,180 shares are issued and outstanding. The Schedule of Exceptions includes a complete and accurate list of all of the holders of Common Stock of the Company,

          showing the number of shares of Common Stock held by each stockholder and all Common Stock which is subject to restrictions on transfer or that are otherwise subject to a repurchase or redemption right

          (including any vesting schedule for such Common Stock and the repurchase price payable by the Company).

          (B) The Schedule of Exceptions includes a complete and accurate list,

     as of the date of this Agreement and the Closing Date of: (i) all stock option plans and other stock or equity-related plans of the Company (the

     "Company Stock Plans"), indicating for each Company Stock Plan the number of shares of Common Stock issued to date under such Plan, the number of shares subject to outstanding options under such Plan (such stock issued to date and shares subject to outstanding options, the "Company Stock

     Options") and the number of shares reserved for future issuance under such

     Plan and (ii) all holders of convertible notes, warrants or other rights

     (other than Company Stock Options and convertible preferred stock) to purchase or acquire shares of capital stock of the Company ("Company

     Warrants"), indicating with respect to each Company Warrant the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant and the exercise price thereof. Each Company Stock

     Plan and all Company Warrants are filed as exhibits to the Company's

     Registration Statement on Form S-1 (Registration No. 333-121173), as

     amended up to and including Amendment 6 thereto


     (the "IPO Registration Statement"). All of the shares of capital stock of the Company subject to Company Stock Options and Company Warrants will be,

     upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable. The consummation of the transactions contemplated hereby will not result in any acceleration of, vesting or lapse of any repurchase option of any Company Stock Options held by any of Alexis Borisy, Jan Lessem, R. Eric McAllister, Robert

     Forrester or Curtis Keith.

          (C) Except as described in the IPO Registration Statement, (i) no subscription, warrant, option, convertible security or other right

     (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant,

     option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

          (D) The issued and outstanding shares of Common Stock, Series A

     Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and

     Series D Preferred Stock are all duly and validly authorized and issued,

     fully paid and nonassessable, and all issued and outstanding shares of

     Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C

     Preferred Stock and Series D Preferred Stock were offered, issued and sold by the Company in accordance with, and pursuant to valid exemptions from,

     the registration or qualification provisions of the Securities Act of 1933,

     as amended (the "Act"), and any other relevant federal and state securities laws.

     2.3 SUBSIDIARIES. All subsidiaries of the Company are identified in Exhibit

21.1 to the IPO Registration Statement.

     2.4 AUTHORIZATION. All necessary corporate action on the part of the

Company, its officers, directors and stockholders necessary for the due and valid authorization, execution and delivery by the Company of this Agreement,

the performance of all obligations of the Company hereunder and the authorization, issuance (or reservation for issuance), sale and delivery of the

Shares being sold hereunder, and the shares of Common Stock issuable upon conversion of the Series E Preferred Stock, has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except (a)

as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (c) to the extent the indemnification provisions contained herein may be limited by applicable federal or state securities laws. The execution and delivery of this

Agreement, the consummation of the transactions contemplated hereby and the compliance with their respective provisions by the Company will not (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Company, (b) require on the part of the Company any filing with, or any permit, order, authorization, consent or approval of, any court, arbitrational tribunal, administrative


agency or commission or other governmental or regulatory authority or agency

(each of the foregoing is hereafter referred to as a "Governmental Entity"), (c)

conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate,

modify or cancel, or require any notice, consent or waiver under, any contract,

lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest (as defined below) or other arrangement to which the Company is a party or by which the Company is bound or to which its assets are subject, (d) result in the imposition of any Security Interest upon any assets of the Company or (e)

violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets. For purposes of this Agreement, "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law).

     2.5 VALID ISSUANCE OF PREFERRED AND COMMON STOCK. The issuance, sale and delivery of the Shares in accordance with this Agreement and the issuance and delivery of the Common Stock issuable upon conversion of the Shares, have been,

or will be prior to the Closing, duly authorized by all necessary corporate action on the part of the Company, and all such shares have been duly reserved for issuance as applicable. The Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws. The Common Stock issuable upon conversion of the Shares has been duly and validly reserved for issuance and,

upon issuance in accordance with the terms of the Amendment, will be duly and validly issued, fully paid, and nonassessable and will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws. The sale and issuance of the Shares and the subsequent conversion of the Shares into Common Stock, as applicable, are not and will not be subject to any preemptive rights that have not been properly waived or complied with.

     2.6 GOVERNMENTAL CONSENTS. No consent, approval, order or authorization of,

or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Entity on the part of the Company is required in connection with the execution and delivery of this Agreement, the offer, issuance and delivery of the Shares (excepting such filings as shall have been made prior to and shall be effective on and as of the Closing and such filings required to be made after the Closing under applicable federal and state securities laws, all of which filings are set forth on the Schedule of

Exceptions) or the consummation of the transactions contemplated by this

Agreement.

     2.7 OFFERING. Subject to the truth and accuracy of the Investor's representations set forth in Section 3 of this Agreement, the offer, sale,

issuance and delivery of the Shares as contemplated by this Agreement will be in compliance with applicable federal and state securities laws and the Shares are exempt from the registration requirements of the Act and applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption. The Common Stock issuable upon conversion of the Series E Preferred

Stock when issued will be issued in compliance with applicable federal and state securities laws and such shares of Common Stock


will be exempt from the registration requirements of the Act and applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

     2.8 LITIGATION. There is no action, suit, proceeding, governmental inquiry or investigation pending or, to the Company's knowledge, any such action, suit,

proceeding, inquiry or investigation currently threatened against the Company or any basis therefore, that questions the validity of this Agreement, or the right of the Company to enter into, such agreements, or to consummate the transactions contemplated hereby or thereby, or that is required to be disclosed in the IPO

Registration Statement that is not so disclosed. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit,

proceeding or investigation by the Company currently pending or that the Company intends to initiate.

     2.9 PROPRIETARY INFORMATION AND INVENTION ASSIGNMENT AGREEMENTS. Each

employee, officer, consultant and advisor (other than external legal counsel and accountants) of the Company has executed a proprietary information, invention assignment and non-competition agreement substantially in the form customarily used by the Company, a copy of which has been provided to the Investor prior to the Closing (a "Proprietary Agreement"). No employee, officer, consultant or advisor of the Company has taken any exception to his or her Proprietary

Agreement with the Company with respect to any Proprietary Right (as defined below) used by the Company in the conduct of its business as it is currently conducted and as proposed to be conducted. The Company, after reasonable investigation, is not aware that any of the Company's employees, officers,

consultants or advisors is in violation thereof and the Company will use its best efforts to prevent any such violation. In addition, the Company will cause each employee, officer, consultant and advisor of the Company hired or engaged at any time after the date hereof to sign a Proprietary Agreement.

     2.10 PROPRIETARY RIGHTS.

          (A) The Schedule of Exceptions sets forth a true, correct and complete list of all patents, patent applications, trademarks, trademark applications, mask work registrations or applications therefore, service marks, service mark applications, trade names, copyright registration or any applications therefor, domain name registration or application therefor, copyrights, information, proprietary rights and processes

     (collectively, "Proprietary Rights") owned by the Company or licensed to the Company pursuant to an enforceable license. Any Proprietary Rights not owned by the Company used by the Company is being used pursuant to a valid and enforceable license. The Schedule of Exceptions sets forth a true,

     correct and complete list of all agreements pursuant to which the Company licenses, distributes and grants any and all other rights with respect to any Proprietary Right to any third party, and except as set forth therein,

     no other person or entity has any rights to any Proprietary Rights and except as further set forth therein, the Company has not agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Proprietary Rights. The Company owns, free and clear of any lien, encumbrance or other restriction, or licenses (pursuant to a valid and enforceable license) all of the Intellectual Property Rights

     (as defined below) necessary to conduct its business as it is currently conducted and as proposed to be conducted without any conflict with, or infringement of, the rights of others. There are no outstanding options,

     licenses,


     or agreements of any kind relating to the foregoing, nor is the

     Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property Rights and processes of any other person or entity. The Company has not violated, infringed, or, by conducting its business as proposed to be conducted, would violate or infringe any of the Intellectual Property Rights of any other person or entity. The Company has the exclusive right to file, prosecute and maintain all applications and registrations with respect to its Proprietary Rights

     (other than those subject to a license from a third party which is included in the Schedule of Exceptions). There is neither pending nor, to the best of the Company's knowledge, any basis for or any threatened claim, action or litigation against the Company asserting the invalidity, misuse,

     unenforceability or the lack of ownership of any Proprietary Right or

     Intellectual Property Rights of the Company or the invalidity, misuse or unenforceability of any license pursuant to which the Company uses the

     Proprietary Rights or Intellectual Property Rights of another person or entity, nor is the Company aware of any basis therefor and the Company has not received any notice of infringement upon or conflict with any asserted right of others. To the best of the Company's knowledge, no person or entity is infringing or violating any of the Company's Proprietary Rights or Intellectual Property Rights or breaching any agreement pursuant to which the Company granted a license with respect to the Proprietary Rights or Intellectual Property. The Company has taken all reasonably necessary and desirable actions to maintain and protect each Proprietary Right and

     Intellectual Property Right that it owns or uses. There is not pending or threatened any loss or expiration of any Proprietary Right or Intellectual

     Property Right owned or used by the Company.

          (B) The Company has taken in the past and will take in the future reasonable security measures to protect the secrecy, confidentiality and value of all of its Proprietary Rights and Intellectual Property Rights.

     The Company is not aware that any of its employees, consultants or advisors is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment,

     decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the

     Company or that would conflict with the Company's business as proposed to be conducted. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company's business as it is currently conducted, nor the conduct of the Company's business as proposed to be conducted, will, to the

     Company's knowledge, conflict with or result in a breach of the terms,

     conditions or provisions of, or constitute a default under, any contract,

     covenant or instrument under which any employee, consultant or advisor is now obligated. The Company does not believe it is or will be necessary to utilize any inventions of any of its employees, consultants or advisors (or people it currently intends to hire) made prior to their relationship with the Company other than Proprietary Rights or Intellectual Property Rights which have been duly transferred to the Company and which transfers have vested legal right, title and interest to such Proprietary Rights or

     Intellectual Property Rights in the Company.

          (C) All of the patentable and copyrightable materials incorporated in or bundled with any product created and manufactured by the Company have been created by employees of the Company within the scope of their employment by the Company and are owned by, and are the exclusive property of, the Company or by independent contractors of the Company who have executed agreements expressly assigning all right, title and interest in such patentable or copyrightable materials to the Company. No portion of such patentable or copyrightable materials was jointly developed with any third party.


          (D) All of the Company's products distributed for use are free from significant defects or errors and conform in all material respects to the written documentation and specifications therefor.

          (E) "Intellectual Property" shall mean all: (i) patents, patent applications, patent disclosures and all related continuation,

     continuation-in-part, divisional, reissue, reexamination, utility model,

     certificate of invention and design patents, patent applications,

     registrations and applications for registrations; (ii) trademarks, service marks, trade dress, Internet domain names, logos, trade names and corporate names and registrations and applications for registration thereof; (iii)

     copyrights and registrations and applications for registration thereof;

     (iv) mask works and registrations and applications for registration thereof; (v) computer software, data and documentation; (vi) inventions,

     trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how,

     manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; (vii) other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and (viii) copies and tangible embodiments thereof.

     2.11 COMPLIANCE WITH OTHER INSTRUMENTS. The Company is not in material violation or default of any provision of the Certificate of Incorporation or its

Bylaws, or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to the Company.

     2.12 AGREEMENTS; ACTION.

          (A) Except for agreements explicitly contemplated hereby, and as set forth on the Schedule of Exceptions or in the IPO Registration Statement,

     there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, affiliates or any affiliate thereof.

          (B) All agreements to which the Company is a party and which are required to be filed as an exhibit to the IPO Registration Statement have been so filed. To the Company's knowledge, all of such agreements and contracts are valid, binding and in full force and effect. Neither the

     Company, nor, to the best of the Company's knowledge, any other party thereto, is in default of any of its obligations under any of such agreements or contracts filed as an exhibit to the IPO Registration

     Statement.

          (C) The Company has not (i) declared or paid any dividends or authorized or made any distribution upon or with respect to any class or series of its capital stock (other than a stock dividend declared on

     September 17, 2001 of forty-nine (49) shares for each share then outstanding on all classes and series of the Company's capital stock), (ii)

     declared or authorized any stock split with respect to any class or series of its capital stock (other than a four-for-seven reverse split of the

     Common Stock effected on February 11, 2005), (iii) incurred any indebtedness for money borrowed or any other liabilities individually in excess of $25,000 or, in the case of indebtedness and/or liabilities individually less than $25,000, in excess of $50,000 in


     the aggregate that is not disclosed in the IPO Registration Statement, (iv)

     made any loans or advances to any person, other than ordinary advances for travel expenses, or (v) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

          (D) For the purposes of subsections (b) and (c) above, all indebtedness, liabilities, agreements, understandings, instruments,

     contracts and proposed transactions involving the same person or entity

     (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

          (E) The Company has not engaged in the past six (6) months in any discussion (i) with any representative of any corporation or other entity regarding the consolidation or merger of the Company with or into any such corporation or other entity, (ii) with any corporation, partnership,

     association or other entity or any individual regarding the sale,

     conveyance or disposition of all or substantially all of the assets of the

     Company or a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of,

     or (iii) regarding any other form of acquisition, liquidation, dissolution or winding up of the Company.

     2.13 RELATED-PARTY TRANSACTIONS. No employee, officer, or director of the

Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them. To the best of the Company's knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except that employees, officers, or directors of the Company and members of their immediate families may be passive investors in publicly traded companies that may compete with the Company. Except as set forth on the Schedule of Exceptions,

no member of the immediate family of any officer or director of the Company is directly or indirectly interested in any material contract with the Company.

     2.14 PERMITS. The Schedule of Exceptions lists all franchises, permits,

licenses, registrations, certificates, orders, approvals held by the Company

(the "Permits"). Such Permits are the only Permits necessary for the Company to conduct its business as now being conducted by it, the lack of which could have a Company Material Adverse Effect, and the Company believes it can obtain,

without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. The Company is not in default under any of such Permits.

     2.15 ENVIRONMENTAL AND SAFETY LAWS.

          (A) The Company, to its knowledge after due inquiry, has complied with all applicable Environmental Laws (as defined below) and occupational health and safety laws. There is no pending or, to the best of the

     Company's knowledge, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation,

     inquiry or information request by any Governmental Entity, relating to any

     Environmental Law or


     occupational health and safety law involving the Company. For purposes of this Agreement, "Environmental Law" shall mean any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including any statute,

     regulation, administrative decision or order pertaining to (i) treatment,

     storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air,

     water and noise pollution; (iii) groundwater and soil contamination; (iv)

     the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste,

     including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life,

     marine life and wetlands, including all endangered and threatened species;

     (vi) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacturing, processing, using, distributing,

     treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the federal Comprehensive Environmental Response,

     Compensation and Liability Act of 1980, as amended ("CERCLA").

          (B) The Company has no liabilities or obligations arising from the release of any Materials of Environmental Concern (as defined below) into the environment. For purposes of this Agreement, "Materials of

     Environmental Concern" shall mean any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA),

     solid wastes and hazardous wastes (as such terms are defined under the

     Resource Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products or any other material subject to regulation under any Environmental Law.

          (C) The Company is not a party to or bound by any court order,

     administrative order, consent order or other agreement between the Company and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

          (D) The Company is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

          (E) Set forth in the Schedule of Exceptions is a list of all documents

     (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company (whether conducted by or on behalf of the Company or a third party, and whether done at the initiative of the Company or directed by a Governmental Entity or other third party)

     which the Company has possession of or access to. A complete and accurate copy of each such document has been provided to the Investor.

     2.16 MANUFACTURING AND MARKETING RIGHTS. The Company has not granted rights to manufacture, produce assemble, license, market or sell its products to any other person and is not bound by any agreement that affects the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products currently being sold. Any materials used by the

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Company (or approved by the Company for another party's use) to market any products currently sold or licensed by the Company do not infringe or violate any rights, including Intellectual Property Rights of any other party.

     2.17 DISCLOSURE. Neither this Agreement (nor any Exhibit hereto) nor any other statements or certificates made or delivered in connection herewith or therewith, when read individually or together, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein not misleading.

     2.18 REGISTRATION RIGHTS. Except as provided in the Second Amended and

Restated Investors' Rights Agreement, dated as of February 18, 2004, by and between the Company and the investors named therein, as amended, and the

Registration Rights Agreement dated as of August 30, 2005 by and among the

Company and BioMedical Sciences Investment Fund Pte Ltd., the Company has not

granted or agreed to grant any registration rights, including but not limited to piggyback rights, to any person or entity.

     2.19 TITLE TO PROPERTY AND ASSETS. The Company owns all its property and assets, including but not limited to all properties and assets reflected in the most recent balance sheet of the Company included in the IPO Registration

Statement, free and clear of all mortgages, liens, loans and encumbrances,

except such encumbrances and liens that arise in the ordinary course of business. With respect to the property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances.

     2.20 MINUTE BOOKS. The minute books of the Company provided to the Investor contain an accurate summary of all matters that have been voted upon by the directors and stockholders since the time of incorporation. The stock ledger of the Company provided to the Investor is complete and accurate and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company as of the Closing Date.

     2.21 LABOR AGREEMENTS AND ACTIONS. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the best of the Company's knowledge, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the

Company pending, or to the best of the Company's knowledge, threatened, that could have an adverse effect on the assets, properties, financial condition,

operating results, or business of the Company (as such business is presently conducted and as it is proposed to be conducted), nor is the Company aware of any labor organization activity involving its employees. The Company is not aware that any officer, employee, consultant or advisor intends to terminate his or her relationship with the Company, nor does the Company have a present intention to terminate the relationship of any of the foregoing. Except as set forth on the Schedule of Exceptions, the employment of each officer, employee,

consultant or advisor of the Company is terminable at the will of the Company and no severance or other similar payment would be required in connection with any termination of such relationship. To the best of the Company's knowledge,

the Company has complied with all applicable state and federal equal employment opportunity and other laws related to employment.

                                       11

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     2.22 FINANCIAL STATEMENTS. The Financial Statements contained in the IPO

Registration Statement (the "Financial Statements") are in accordance with the books and records of the Company, present fairly the financial condition and results of operations of the Company, at the dates and for the periods indicated, and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied, except that the unaudited

Financial Statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein and are subject to normal year-end audit adjustments which in the aggregate will not be material.

     2.23 ABSENCE OF CHANGES. Except as contemplated by this Agreement or as described in the IPO Registration Statement, since June 30, 2005 (the "Balance

Sheet Date"): (a) the Company has not entered into any transaction which was not in the ordinary course of business, (b) there has been no material adverse change in the condition (financial or otherwise) of the business, prospects,

property, assets or liabilities of the Company, (c) there has been no material damage to, destruction of or loss of physical property (whether or not covered by insurance) adversely affecting the assets, financial condition, operating results, business, prospects or operations of the Company, (d) the Company has not declared or paid any dividend or made any distribution on its stock, or redeemed, purchased or otherwise acquired any of its stock, (e) the Company has not changed any compensation arrangement or agreement with any of its key employees or executive officers, or changed the rate of pay of its employees as a group, (f) the Company has not received notice that there has been a cancellation of an order for the Company's products or a loss of a customer of the Company, the cancellation or loss of which would result in a Company

Material Adverse Effect, (g) the Company has not changed or amended any contract filed as an exhibit to the IPO Registration Statement, (h) there has been no resignation or termination of employment of any key officer or key employee of the Company and the Company does not know of any impending resignation or termination of employment of any such officer or employee that if consummated would result in a Company Material Adverse Effect, (i) there has been no labor dispute involving the Company or its employees and none is pending or, to the best of the Company's knowledge, threatened, (j) there has been no change,

except in the ordinary course of business, in the material contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise, (k) there have been no loans made by the Company to any of its employees, officers or directors other than travel advances and other advances made in the ordinary course of business, (l) there has been no waiver by the

Company of a valuable right or of a debt owing to it, and (m) there has not been any satisfaction or discharge of any lien, claims or encumbrance or any payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company.

     2.24 LIABILITIES. The Company has no liabilities or obligations, absolute or contingent (whether known or unknown and whether absolute or contingent) not disclosed in the Financial Statements or the IPO Registration Statement, except current liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date, the aggregate of which does not exceed $50,000.

     2.25 TAXES. The Company has filed all tax returns and reports that are required to have been filed with appropriate federal, state, county and local governmental agencies or instrumentalities, except where the failure to do so would not have a Company Material Adverse

                                       12

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Effect. The Company has paid or established reserves (which are reflected in the

Financial Statements) for all material income, franchise and other taxes,

assessments, governmental charges, penalties, interest and fines due and payable by them on or before the Closing. The Company has not elected pursuant to the

Internal Revenue Code of 1986, as amended (the "Code"), to be treated as an S

Corporation or a collapsible corporation pursuant to Section 341(f) or Section

1362(a) of the Code, nor has it made any other elections pursuant to the Code

(other than elections which relate solely to methods of accounting, depreciation or amortization) which would have a Company Material Adverse Effect. There is no pending dispute with any taxing authority relating to any of such returns and the Company has no knowledge of any proposed liability for any tax to be imposed upon the properties or assets of the Company for which there is not an adequate reserve reflected in the Financial Statements or, which if adversely determined against the Company, would have a Company Material Adverse Effect. The Company has never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. The Company has withheld or collected from each payment made to each of its employees, the amount of all taxes (including, but not limited to, federal income taxes, Federal Insurance

Contribution Act taxes and Federal Unemployment Tax Act taxes) required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories. The Company has filed or has obtained presently effective extensions with respect to all federal, state,

county, local and foreign tax returns which are required to be filed by it, such returns are complete and accurate and all taxes shown thereon to be due have been timely paid with exceptions not material to the Company. Federal income tax returns of the Company have not been audited by the Internal Revenue Service.

     2.26 INSURANCE. The Company has valid general commercial, fire, workers compensation, public liability, theft insurance policies and insurance policies with respect to its property and business of the kinds and in the amounts customary for companies similarly situated to the Company. The Company shall maintain in effect, a directors' and officers' insurance policy with coverage satisfactory to the member of the Company's board of directors representing the

Series D Preferred Stock who is elected pursuant to the Voting Agreement.

     2.27 COMPLIANCE. The Company has, in all material respects, complied with all laws, regulations and orders applicable to its present and proposed business and has all material permits and licenses required thereby. There is no term or provision of any mortgage, indenture, contract, agreement or instrument to which the Company is a party or by which it is bound, or, to the best of the Company's knowledge, of any provision of any state or federal judgment, decree, order,

statute, rule or regulation applicable to or binding upon the Company, which materially adversely affects or, so far as the Company may now foresee, in the future is reasonably likely to result in or have a Company Material Adverse

Effect. To the best of the Company's knowledge, after reasonable inquiry, no employee of the Company is in violation of any term of any contract or covenant

(either with the Company or with another entity) relating to employment,

patents, assignment of inventions, proprietary information disclosure,

non-competition or non-solicitation.

     2.28 ERISA. The Company does not have or otherwise contribute to or participate in any employee benefit plan subject to the Employee Retirement

Income Security Act of 1974, as amended.

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     2.29 REAL PROPERTY HOLDING CORPORATION. The Company is not a real property holding corporation within the meaning of Code Section 897(c)(2) and any regulations promulgated thereunder.

     2.30 REGULATORY MATTERS. All preclinical and clinical studies undertaken by or on behalf of the Company have been and are being conducted by the Company, or to the Company's knowledge by third parties, in compliance in all material respects with all applicable federal, state or foreign laws, rules, orders or regulations. No filing or submission to the United States Food and Drug

Administration (the "FDA") or any other federal, state or foreign regulatory body contains any material omission or material false information. The studies,

tests and preclinical or clinical trials, if any, conducted by or on behalf of the Company that are described in the IPO Registration Statement were and, if still pending, are being, conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable,

accepted professional scientific standards; the descriptions of the results of such studies, tests and trials contained in the IPO Registration Statement are accurate in all material respects; and the Company has not received any notices or correspondence from the FDA or any foreign, state or local governmental body exercising comparable authority requiring the termination, suspension or material modification of any studies, tests, or preclinical or clinical trials conducted by or on behalf of the Company.

     2.31 DISCLAIMER OF ADDITIONAL REPRESENTATIONS AND WARRANTIES. Except as

expressly set forth in this Section 2 of this Agreement but without limiting the representations and warranties herein (including, without limitation, those contained in Section 2.17), the Company does not make any representation or warranty, express or implied, at law or in equity, in respect of the Company or any of its assets, liabilities, operations or prospects.

     2.32 KNOWLEDGE. The term "knowledge," as used in this Agreement, shall mean the actual knowledge of the persons listed as executive officers of the Company in the IPO Registration Statement after reasonable investigation with regard to the matter relating thereto.

3. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR.

     3.1 AUTHORIZATION. The Investor hereby represents and warrants, as of the

Closing, to the Company that the Investor has full power and authority to enter into this Agreement, and this Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (c) to the extent the indemnification provisions contained herein may be limited by applicable federal or state securities laws.

     3.2 PURCHASE ENTIRELY FOR OWN ACCOUNT. The Investor hereby represents and warrants, as of the Closing, to the Company that this Agreement is made with the

Investor in reliance upon the Investor's representation to the Company, which by the Investor's execution of this Agreement the Investor hereby confirms, that the Shares to be received by the Investor and the Common Stock issuable upon conversion thereof, as applicable, (collectively, the "Securities") will be acquired for investment for the Investor's own account, not as a nominee or

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agent, and not with a view to the resale or distribution of any part thereof,

and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this

Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell,

transfer or grant participations to such person or to any third person, with respect to any of the Securities.

     3.3 INVESTMENT EXPERIENCE. The Investor hereby represents and warrants, as of the Closing, to the Company that the Investor is an investor in securities of companies in the development stage and acknowledges that it is able to bear the economic risk of full loss of the value of the Shares, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. The Investor also represents it has not been organized for the purpose of acquiring the Shares.

     3.4 ACCREDITED INVESTOR. The Investor hereby represents and warrants, as of the Closing, to the Company that the Investor is an "accredited investor" within the meaning of Securities and Exchange Commission ("SEC") Rule 501 of Regulation

D, as presently in effect.

     3.5 LEGENDS. It is understood that the certificates evidencing the Shares may bear one or all of the following legends:

          (A) "These securities have not been registered under the Securities

     Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."

          (B) Any legend required by law or applicable securities laws,

     including, without limitation, any legend required by the General

     Corporation Law of the State of Delaware.

     3.6 NON-U.S. INVESTOR. The Investor hereby represents and warrants, as of the Closing, to the Company that the Investor is not a "U.S. Person" within the meaning of SEC Rule 902(k) of Regulation S ("U.S. Person") and is not acquiring the Shares for the account or benefit of any U.S. Person who purchased securities in a transaction that did not require registration under the Act.

     3.7 FOREIGN INVESTOR LEGENDS. It is understood that the certificates evidencing the Shares issued to the Investor may bear the following legends:

          (A) "These securities may not be sold, offered for sale, pledged,

     hypothecated or otherwise transferred except in accordance with the provisions of Regulation S under the Securities Act of 1933, as amended,

     pursuant to registration under the Securities Act of 1933, as amended, or pursuant to an available exemption from registration. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act of 1933, as amended."

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4. CONDITIONS OF INVESTOR'S OBLIGATIONS AT CLOSING. The obligations of the

Investor to purchase the Shares are subject to the fulfillment or waiver on or before the Closing of each of the following conditions:

     4.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in Section 2 shall be true, correct and complete on and as of the Closing.

     4.2 PERFORMANCE. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

     4.3 COMPLIANCE CERTIFICATE. The President of the Company shall deliver to the Investor at the Closing a certificate stating that the conditions specified in Sections 4.1 and 4.2 have been fulfilled. The Company shall deliver to the

Investor copies of the following:

          (A) The Certificate of Incorporation of the Company, as in effect as of the Closing, certified by the Secretary of State of the State of

     Delaware;

          (B) Certificates, as of the most recent practicable dates prior to the

     Closing, as to the corporate good standing of the Company issued by the

     Secretary of State of the State of Delaware and the Secretary of State of

     the Commonwealth of Massachusetts;

          (C) By-laws of the Company, as amended to date, certified by the

     Secretary of the Company as of the Closing Date; and

          (D) Resolutions of the Board of Directors and stockholders of the

     Company, authorizing and approving all matters in connection with this

     Agreement and the transactions contemplated hereby, certified by the

     Secretary of the Company as of the Closing Date.

     4.4 QUALIFICATIONS. All authorizations, consents, approvals, and permits,

if any, of any governmental authority or regulatory body of the United States,

of any state or of any other person or entity that are required in connection with the execution and delivery of this Agreement, and the performance of the

Company's obligations hereunder and the issuance and sale of the Shares pursuant to this Agreement and the shares of Common Stock upon conversion of the Shares shall be duly obtained and effective.

     4.5 OPINION OF COUNSEL. The Investor shall have received an opinion from the Company's legal counsel, dated the date of the Closing, in the form attached hereto as EXHIBIT B.

     4.6 PROCEEDINGS SATISFACTORY. All proceedings taken in connection with the issuance and sale of the Shares and all documents and papers relating thereto shall be satisfactory in form and substance to Investor. The Investor shall have received copies of such documents and papers as the Investor may reasonably request in connection with this Agreement.

5. CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the

Company to the Investor under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by the Investor:

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     5.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor contained in Section 3 shall be true, correct and complete on and as of the Closing.

     5.2 PAYMENT OF PURCHASE PRICE. The Investor shall have delivered the

Purchase Price specified in Section 1.2 by check or wire transfer.

6. REGISTRATION RIGHTS.

     6.1 DEMAND RIGHTS. The Company shall, as promptly as possible upon request by the Investor on the first day after (the "Eligible Filing Date") the period ending (i) nine months after the closing of the Company's initial public offering of its Common Stock under the Act (the "IPO"), if the Company has closed the IPO on or before March 31, 2006, or (ii) six months after the closing of the IPO, if the Company has closed the IPO after March 31, 2006:

          (A) prepare and file with the SEC a registration statement on Form S-3

     (the "Registration Statement"), to enable, subject to the limitations of

     Section 7.3, the resale of the shares of Common Stock issuable upon conversion of the Shares (the "Registrable Shares") held by the Investor from time to time and use commercially reasonable efforts to cause such

     Registration Statement to be declared effective as promptly as possible after filing, but in any event, within ninety (90) days following the such filing or, in the event of a review of the Registration Statement by the

     SEC, within one hundred twenty (120) days following such filing (such date as is applicable the "Required Registration Date"), and to remain continuously effective until the earlier of (1) the second anniversary of the effective date of the Registration Statement (subject to Section

     6.5(h)), (2) the date on which all Registrable Shares have been sold thereunder or (3) the date on which all of the Registrable Shares can be sold by the Investor pursuant to Rule 144(k) promulgated under the Act (the

     "REGISTRATION PERIOD"). In the event the Registration Statement cannot be kept effective for such period, the Company shall use best efforts to prepare and file with the SEC and have declared effective as promptly as possible another registration statement on the same terms as the initial

     Registration Statement and such registration statement shall be considered the Registration Statement for the purposes hereof. In the event that the

     Company does not meet the requirements for the use of Form S-3, the Company shall use such other form as is available for such a registration, and shall convert such other form to Form S-3, or file a replacement registration statement on Form S-3, as promptly as practicable after the first date on which it meets such requirements;

          (B) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus included in the Registration Statement (the

     "PROSPECTUS", as amended or supplemented by any prospectus supplement and by all other amendments thereto and all material incorporated by reference in such Prospectus) used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Act with respect to the disposition of all securities covered by such Registration Statement at all times until the end of the Registration

     Period;

          (C) furnish to the Investor with respect to the Registrable Shares registered under the Registration Statement such reasonable number of copies of such Registration Statement and any Prospectus in conformity with the requirements of the Act, each amendment

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     and supplement thereto and any documents incorporated by reference therein and such other documents as the Investor may reasonably request in order to facilitate the public sale or other disposition of all or any of the

     Registrable Shares (and the Company hereby consents to the Investor's use of the Prospectus in such sale or other disposition);

          (D) use its commercially reasonable efforts to register or qualify the

     Registrable Shares under such other securities or blue sky laws is such jurisdictions as are specified in writing by the Investor; use its commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the Registration

     Period and take any other action that may be reasonably necessary to enable the Investor to consummate the disposition in such jurisdiction of the

     Registrable Shares; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

          (E) take all such action as is required of it to cause the Registrable

     Shares to be listed on the national securities exchange or automated quotation system on which the Common Stock is then traded;

          (F) promptly notify the Investor in writing (i) when the Registration

     Statement, a Prospectus or any supplement or amendment to either of them has been filed and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has been declared effective and (ii) of the issuance by any state securities or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Shares under state securities or

     "blue sky" laws or the initiation of any proceedings for that purpose;

          (G) promptly notify the Investor in writing of the existence of any fact or the happening of any event, during the Registration Period (but not as to the substance of any such fact or event), that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make the statements therein not misleading (PROVIDED, HOWEVER, that no notice by the

     Company shall be required pursuant to this subsection (g) in the event that the Company either contemporaneously files a prospectus supplement to update the Prospectus or a Form 8-K or other appropriate Securities

     Exchange Act of 1934 (the "Exchange Act") report that is incorporated by reference into the Registration Statement, which, in either case, contains the requisite information with respect to such material event that results in such Registration Statement no longer containing any such untrue or misleading statements). Any such notification shall be subject to the obligations set forth in Sections 6.5(b) and 6.5(c);

          (H) furnish to the Investor upon written request, from the date of this Agreement until the end of the Registration Period, one copy of its periodic reports filed with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder;

          (I) cooperate with the Investor to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under any Registration Statement, and enable such securities to be in

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     such denominations and registered in such names as the Investor may request and keep available and make available to the Company's transfer agent prior to the effectiveness of such registration statement a supply of such certificates;

          (J) provide a transfer agent and registrar for all Registrable Shares registered hereunder and provide a CUSIP number for the Registrable Shares included in any Registration Statement not later than the effective date of such Registration Statement;

          (K) cooperate with the Investor and its counsel in connection with any filings required to be made with the National Association of Securities

     Dealers, Inc.;

          (L) promptly file all documents required to be filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act;

          (M) following the effectiveness of such Registration Statement, notify the Investor promptly of any request by the SEC for the amending or supplementing of such Registration Statement or Prospectus or for additional information;

          (N) prepare and file with the SEC promptly any amendments or supplements to such Registration Statement or Prospectus which, in the reasonable opinion of counsel for the Company, is required in connection with the distribution of the Registrable Shares;

          (O) if the Investor intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the

     Company as a part of its request made pursuant to this Section, and the underwriter will be selected by the Investor and shall be subject to the approval of the Company, which approval shall be in the reasonable discretion of the Company, and the Company shall enter into and perform its obligations under an underwriting agreement, in usual and customary form,

     with the managing underwriter of such offering. The Investor shall also enter into and perform its obligations under such an agreement;

          (P) obtain a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters and obtain a customary opinion of legal counsel for the Company, as the Investor may reasonably request;

          (Q) Make available for inspection by the Investor, any managing underwriter participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the Investor , all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's officers, directors, employees and independent accounts to supply all information reasonably requested by the Investor,

     underwriter, attorney, accountant or agent in connection with such registration statement;

          (R) advise the Investor, promptly after the Company shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any

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     stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and

          (S) bear all expenses in connection with the procedures described in paragraphs (a) through (r) of this Section 6.1 and the registration of the

     Registrable Shares pursuant to the Registration Statement other than fees and expenses, if any, of legal counsel or other advisers to the Investor or underwriting discounts, brokerage fees and commissions incurred by the

     Investor, if any.

     6.2 PIGGYBACK OFFERINGS.

          (A) In the event that the Company shall seek to undertake an offering of registered shares of Common Stock of the Company (whether for the account of the Company or the account of any securityholder of the Company other than an offering pursuant to the Registration Rights Agreement dated as of August 30, 2005 by and among the Company and BMSIF) after the

     Eligible Filing Date and on or before the third anniversary of the Eligible

     Filing Date, except in the case of an offering registered on Form S-4 or

     S-8 (or any successor form) for the registration of securities to be offered in a transaction of the type referred to in Rule 145 promulgated under the Act or to be offered to employees of and/or consultants to the

     Company or subsidiaries thereof, the Company shall first give written notice thereof (the "Company Notice") to the Investor, which Company Notice shall be given not less than fifteen (15) Business Days prior to the anticipated initiation of the registration statement related to such offering and shall offer the Investor the opportunity to include any or all of its Registrable Shares in the registration statement related to such offering, subject to the limitations contained in Section 6.2(c) hereof.

          (B) The Investor shall advise the Company in writing within ten (10)

     business days after the date of receipt of the Company Notice, specifying the number of Registrable Shares, if any, the Investor seeks to include in the registration statement related to such offering The Company shall thereupon include in the registration statement related to such offering the number of Registrable Shares so requested by the Investor to be included, subject to Section 6.2(c) hereof, and, if required shall use commercially reasonable efforts to effect registration of such Registrable

     Shares under the Act; provided, however, that the Company may at any time withdraw or cease proceeding with the registration statement related to such offering of the Investor's Registrable Shares if it shall at the same time withdraw or cease proceeding with the registration statement related to the offering of all other shares of Common Stock of the Company originally proposed to be registered.

          (C) If the managing underwriter of an underwritten offering pursuant to which Registrable Shares are included pursuant to this Section 6.2 shall advise the Investor and the Company in writing that, in its opinion, the number of securities requested to be included in such underwritten offering

     (including securities to be sold by the Company or by other persons not holding Registrable Shares) exceeds the number which can be sold in such underwritten offering within an acceptable price range, the Company will include in such underwritten offering, to the extent of the number which the Company is so advised can be sold in such underwritten offering, (i)

     first, securities of the Company that the Company proposes to sell and (ii)

     second, securities of the Company held by other persons having registration rights proposed to be included in such

                                       20

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     registration by the holders thereof and the Registrable Shares proposed to be included in such registration by the Investor shall be included pro rata based on the number of shares sought to be included in such registration statement by the holders with rights to include shares in such registration statement.

          (D) The Company shall bear all expenses in connection with the procedures described in paragraphs (a) through (c) of this Section 6.2 and the registration of the Registrable Shares pursuant to Section 6.2(b) other than fees and expenses, if any, of legal counsel or other advisers to the

     Investor or underwriting discounts, brokerage fees and commissions incurred by the Investor, if any.

     6.3 CONDITIONS TO REGISTRATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 6 with respect to Registrable Shares held by the Investor that:

          (A) the Investor shall timely furnish to the Company a completed

     Registration Statement questionnaire on or before the Eligible Filing Date and such other written information regarding itself, the Registrable Shares and the intended method of disposition of the Registrable Shares as shall reasonably be required to effect the registration of the Registrable Shares and as shall be reasonably be requested by the Company in advance or from time to time; and

          (B) the Investor is unable otherwise to sell in a single transaction the Registrable Shares eligible to be sold without registration of such

     Registrable Shares. For purposes of this Section 6.3, the sale of

     Registrable Shares without registration shall mean that the Registrable

     Shares may be sold by the Investor pursuant to Regulation S or Rule 144 under the Act or any other applicable provisions of the Act pursuant to which the subsequent sale by the purchaser of such securities would not be subject to registration. In the event of a disagreement as to the salability of the Registrable Shares without registration as described in this Section 6.3(b), or as to the salability of the Registrable Shares by nonaffiliates of the Company pursuant to Rule 144(k) promulgated under the

     Act as described in Section 6.1(a), the Company shall be entitled to rely on the opinion of Ropes & Gray LLP or any other recognized United States securities law counsel, provided, however, that if, in the opinion of a recognized United States securities law counsel to the Investor such

     Registrable Shares are not so salable without registration, the Parties shall resolve such dispute on the basis of a legal opinion of a mutually acceptable recognized United States securities law counsel.

     6.4 LIMITATION ON SUBSEQUENT REGISTRATION RIGHTS. The Company acknowledges and agrees that the Company will not grant or allow any other persons any registration rights with respect to any securities of the Company which conflict with or violate the provisions of this Agreement.

     6.5 TRANSFER OF REGISTRABLE SHARES AFTER REGISTRATION; SUSPENSION.

          (A) The Investor agrees that it will not offer to sell or make any sale, assignment, pledge, hypothecation or other transfer with respect to the Registrable Shares that would constitute a sale within the meaning of the Act except pursuant to an effective registration statement under the

     Act or pursuant to an available exemption therefrom.

                                       21

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          (B) In addition to any suspension rights under subsection (c) below,

     if (i) an event has occurred and is continuing as a result of which any such Registration Statement or Prospectus would, in the Company's reasonable judgment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) if the Company notifies the

     Investor that any filing of any Registration Statement pursuant to this

     Agreement, any filing of any amendment thereto, any furnishing of any supplement to a Prospectus included in a Registration Statement pursuant to

     Section 6.1(g) hereof, any other filing with the SEC, the effectiveness of any Registration Statement or other filing with the SEC, or any similar action would, in the good faith judgment of outside counsel to the Company,

     require the disclosure of material non-public information which the Company has a bona fide business purpose for preserving as confidential and which the Company would not otherwise be required to disclose, then the Company may, on not more than two (2) non-consecutive occasions for not more than thirty (30) days on each such occasion, (x) refrain from filing any

     Registration Statement pursuant to this Agreement, filing any amendment thereto, furnishing any supplement to a Prospectus included in a

     Registration Statement pursuant to Section 6.1(g) hereof, making any other filing with the SEC otherwise required by this Agreement, causing the effectiveness of any Registration Statement or other filing with the SEC,

     or taking any similar action and (y) suspend use of the Prospectus, on written notice to the Investor (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case the Investor shall discontinue disposition of Registrable Shares covered by the Registration Statement or Prospectus until copies of a supplemented or amended Prospectus are distributed to the Investor or until the Investor are advised in writing by the Company that sales of

     Registrable Shares under the applicable Prospectus may be resumed and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus.

     The suspension and notice thereof described in clause (y) of this subsection (b) shall be held in strictest confidence and shall not be disclosed by the Investor.

          (C) Subject to subsection (d) below, in the event of: (1) any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related prospectus or for additional information, (2) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (3) the receipt by the Company of any notification suspending the qualification or exemption from qualification of any of the Registrable

     Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (4) any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then the Company shall deliver a certificate in writing to the Investor (the "Suspension Notice") to the effect of the foregoing (which notice will not disclose the content of any material non-public information and

                                       22


     will indicate the date of the beginning and end of the intended period of suspension, if known), and, upon receipt of such Suspension Notice, the

     Investor will discontinue disposition of Registrable Shares covered by to the Registration Statement or Prospectus (a "Suspension") until the

     Investor's receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until the Investor are advised in writing by the Company that the current Prospectus may be used, and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of any Suspension, the Company will use its reasonable best efforts to cause the use of the Prospectus so suspended to be resumed as soon as possible after delivery of a Suspension Notice to the Investor.

          (D) Provided that a suspension is not then in effect, the Investor may sell Registrable Shares under the Registration Statement, provided that the selling Investor arranges for delivery of a current Prospectus to the transferee of such Registrable Shares to the extent such delivery is required by applicable law.

          (E) In the event of a sale of Registrable Shares by the Investor, the

     Investor must also deliver to the Company's transfer agent, with a copy to the Company, a certificate of subsequent sale reasonably satisfactory to the Company, so that ownership of the Registrable Shares may be properly transferred. The Company will cooperate to facilitate the timely preparation and delivery of certificates (unless otherwise required by applicable law) representing Registrable Shares sold.

          (F) For the purpose of determining the Registration Period pursuant to

     Section 6.1, the occurrence of any Suspension pursuant to subsection (c) or the non-effectiveness of the Registration Statement during any period during which such effectiveness is required pursuant to the terms of

     Section 6.1(a) shall cause the second anniversary of the effective date of the Registration Statement to be deemed extended by a number of days equivalent to the duration of any Suspension or the number of days of such non-effectiveness.

     6.6 INDEMNIFICATION.

     For the purpose of this Section 6.6, the term "REGISTRATION STATEMENT"

shall include any preliminary or final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in

Section 6.1, together with any document incorporated by reference into any of the same.

          (A) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless each of the Investor, and each of its employees,

     advisors, agents, representatives, partners, officers and directors, and each person, if any, who controls the Investor within the meaning of the

     Act or the Exchange Act (all such persons together, the "Investor

     Indemnitees"), to the fullest extent permitted by law, against any and all losses, claims, damages, liabilities or expenses, joint or several to which the Investor or such controlling person may become subject, under the Act,

     the Exchange Act or any other federal or state statutory law or regulation,

     or at common law or otherwise (including in settlement of any litigation,

     if such settlement is effected with the written consent of the Company,

     which consent shall not be unreasonably withheld) (including, without limitation, attorneys' fees and disbursements), insofar

                                       23

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     as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of, are based upon, relate to or result from any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto, or arise out of, are based upon, relate to or result from the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading, and will reimburse the Investor Indemnitees for any reasonable legal and other expenses as such reasonable expenses are incurred by the Investor

     Indemnitees in connection with investigating, defending (or preparing to defend), settling, compromising or paying any such loss, claim, damage,

     liability, expense or action; PROVIDED, HOWEVER, that the Company will not be liable in any such case to the extent that any such loss, claim, damage,

     liability, expense or action arises out of, is based upon, relates to or results from (1) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the

     Prospectus or any amendment to or supplement of the Registration Statement or Prospectus made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Investor in writing expressly for use in the Registration Statement or the Prospectus, (2) the

     failure of the Investor to comply with the covenants and agreements contained in this Agreement respecting sale of the Registrable Shares, or

     (3) any untrue statement or omission of a material fact required to make such statement not misleading in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Investor before the pertinent sale or sales by the Investor.

          (B) INDEMNIFICATION BY THE INVESTOR. The Investor will indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the

     Company within the meaning of the Act, against any losses, claims, damages,

     liabilities or expenses to which the Company, its directors, its officers who signed the Registration Statement and any controlling persons may become subject, under the Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Investor, which consent shall not be unreasonably withheld) insofar as such losses, claims, damages, liabilities or expenses

     (or actions in respect thereof as contemplated below) arise out of, are based upon, relate to or result from any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or arise out of, are based upon,

     relate to or result from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto, solely in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use therein, and the Investor will reimburse the Company, each of its directors, each of its officers who signed the Registration Statement, and any controlling persons for any reasonable legal and other expense incurred by the Company, its directors, its officers who signed the Registration

     Statement, and any controlling persons, in connection with investigating,

     defending (or preparing to defend), settling, compromising or paying any such loss, claim, damage, liability, expense or action; PROVIDED, HOWEVER,

     that the Investor shall not be liable for any such untrue statement or

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

     alleged untrue statement or omission or alleged omission with respect to which the Investor has delivered to the Company in writing a correction before the occurrence of the event from which such loss was incurred.

     Notwithstanding the provisions of this Section 6.6, the Investor shall not be liable for any indemnification obligation under this Agreement in excess of the aggregate amount of net proceeds received by the Investor from the sale of the Registrable Shares pursuant to the Registration Statement.

          (C) INDEMNIFICATION PROCEDURE. Promptly after receipt by an indemnified party under this Section 4 of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this

     Section 6.6, promptly notify the indemnifying party in writing of the claim; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 4 or otherwise, to the extent it is not prejudiced as a result of such failure. The reasonable fees and expenses of counsel for the indemnified party shall be at the expense of the indemnifying party. The indemnified party shall be entitled to select its own counsel.

     6.7 RULE 144 INFORMATION.

     Until the expiration of the Registration Period, the Company shall (i) make and keep public information available, as those terms are defined in Rule 144 under the Act, at all times after the effective date that the Company becomes subject to the reporting requirements of the Act or the Exchange Act; (ii) file in a timely manner all reports required to be filed by it under the Act and the

Exchange Act and the rules and regulations promulgated thereunder; (iii) furnish to Investor, so long as Investor owns any Registrable Shares upon request by

Investor, (a) a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Act and the Exchange Act, (b) a

copy of the most recent annual or quarterly report of the Company and (c) such other publicly available reports and documents of the Company and other publicly available information in the possession of or reasonably obtainable by the

Company as the Investor may reasonably request in availing itself of any rule or regulation of the SEC allowing the Investor to sell any such securities without registration; and (iv) take such further action to the extent required to enable the Investor to sell the Registrable Shares pursuant to Rule 144 under the Act

(as such rule may be amended from time to time).

7. MISCELLANEOUS.

     7.1 SURVIVAL OF WARRANTIES. Section 7.2 of this Agreement and the warranties and representations of the Company and Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this

Agreement and the Closing of the transactions contemplated hereby.

     7.2 INDEMNIFICATION. The Company agrees to indemnify and save harmless the

Investor (and its directors, officers, affiliates, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Investor as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein.

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7.3 TRANSFER OF SHARES; ACQUISITION OF SHARES.

          (A) Investor hereby agrees that for the period beginning on the

     Closing Date and ending on March 31, 2006 (the "Initial Lock-up Period"),

     the Investor will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares purchased pursuant to this

     Agreement or any securities convertible into or exchangeable or exercisable for any such Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers,

     in whole or in part, any of the economic consequences of ownership of the

     Shares, whether any such aforementioned transaction is to be settled by delivery of the Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement (a "Disposition"), without, in each case, the prior written consent of the Company, except (a) to corporations, partnerships, limited liability companies or other entities to the extent that such entities are wholly owned by the Investor, or (b) by distribution to partners, members or stockholders of the Investor (each, a "Permitted Disposition");

     provided, however, that in the case of any Permitted Disposition, it shall be a condition to the Permitted Disposition that such Permitted Disposition shall not involve a disposition for value and that the transferee agrees to be bound in writing by the terms of this Section 7.3 prior to such transfer.

          (B) If the IPO closes on or before March 31, 2006, then for the period beginning on the effective date of such registration statement and ending on the first anniversary of the closing of the Company's initial public offering (the "Second Lock-up Period"), the Investor agrees that it will not engage in any Disposition other than a Permitted Disposition; provided,

     however, that in the case of any Permitted Disposition, it shall be a condition to the Permitted Disposition that such Permitted Disposition shall not involve a disposition for value and that the transferee agrees to be bound in writing by the terms of this Section 7.3 prior to such transfer.

          (C) If the IPO closes on or before March 31, 2006, then for a period beginning upon the expiration of the Second Lock-up Period and ending on the second anniversary of the expiration of the Second Lock-up Period, the

     Investor agrees that it will not engage in any Disposition or series of

     Dispositions other than (1) through a nationally recognized brokerage or underwriting firm, (2) through a brokerage or underwriting with recognized experience in working with biotechnology companies, (3) any brokerage or underwriting firm currently serving as a "market maker" or serving in a similar capacity for the Company's Common Stock, or (4) in a private,

     non-brokered transaction subject to compliance with applicable securities laws; PROVIDED, HOWEVER, that in the case of a Disposition pursuant to clause (4), the transferee agrees in writing, in form reasonably satisfactory to the Company, to be bound by the terms of this Section 7.3,

     a copy of which will be delivered to the Company. Any brokerage or underwriting firm to be used pursuant to clauses (1) through (3) in the prior sentence shall be subject to the reasonable, good faith approval of the Company, with such approval not to be unreasonably withheld or delayed.

     If the Investor provides notice to the Company of Investor's intent to use one or more brokerage or underwriting firms, the Company's approval shall be deemed granted

                                       26

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     if the Company does not respond within five business days of such notice being provided. Such approval shall only be required once with respect to any particular underwriting or brokerage firm(s) and NOT on a transaction by transaction basis (i.e., an approval permits sales through such firm(s)

     at any time and from time to time as determined by Investor, and approval is not required before any particular Disposition); provided, however, that the Company's approval with respect to any brokerage or underwriting firm shall expire three months after the Company approves or is deemed to have approved such brokerage or underwriting firm.

          (D) If the IPO does NOT close on or before March 31, 2006, then

     Investor agrees that in connection with the initial public offering of the

     Company's equity securities under the Act effected after such date and upon request of the Company or the underwriters managing such offering of the

     Company's securities, shall agree not to consummate a Disposition of the

     Registrable Shares without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed

     180 days, but subject to such extension or extensions as may be required by the underwriters in order to publish research reports while complying with the Rule 2711 of the National Association of Securities Dealers, Inc.) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such initial public offering.

          (E) For the Initial Lock-up Period and, if the IPO closes on or before

     March 31, 2006, for the Second Lock-up Period, unless specifically invited in writing by the Company to do so, neither the Investor nor any of its directors, officers, employees or subsidiaries shall, directly or indirectly: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase, exchange or otherwise, any securities (including beneficial ownership thereof) or direct or indirect rights to acquire securities (including beneficial ownership thereof) of the Company or any of its assets; (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of, any securities of the Company, or otherwise seek to control or influence (other than in the normal and usual course of business) the management, Board of

     Directors or policies of the Company; (iii) seek to effect, or participate in, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; (iv) make any public announcement with respect to, or submit a proposal for, or offer to engage in, in each case, with or without conditions, any business combination transaction (including, without limitation, any transaction of the nature described in clause (i), (ii) or (iii) above) involving the Company or any of its securities or assets, or take any action that might require the

     Company to make a public announcement regarding any of the transactions prohibited hereby; (v) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing; or (vi) request the Company directly or indirectly to amend or waive any provision of this Section. The foregoing restrictions shall not apply, however, if during the Initial Lock-up Period or Second Lock-up

     Period, a third party shall have publicly offered to purchase substantially all of the equity securities or assets of the other party or to enter into a merger or other business combination transaction or restructuring,

     exchange offer or similar extraordinary transaction with the other party,

     or a third party shall have solicited proxies to vote (or seeks to advise or influence any person or entity with respect to the voting of) any voting securities of the Company with respect to a change of control transaction or similar extraordinary

                                       27

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     transaction (including, without limitation, transactions of a type described in clauses (i) through (iv) by any party other than the Investor)

     with the Company. Notwithstanding anything to the contrary in the foregoing, nothing in this Agreement shall prohibit the Investor and its directors, officers, employees and subsidiaries from acquiring, offering to acquire, or agreeing to acquire, directly or indirectly, by purchase,

     exchange or otherwise, any debt and up to an aggregate not in excess of

     15.0% of the outstanding shares of Common Stock following the IPO (unless

     Investor owns in excess of such 15.0% threshold solely as a result of conversion of the Shares into Common Stock in the IPO). If the IPO does not close on or before March 31, 2006, then this Section 7.3(c) shall automatically expire. During the thirty days prior to March 31, 2006, the

     Chief Financial Officers of both the Company and the Investor agree to confer regarding the potential extension of the applicability of provisions of Section 7.3(e) if the IPO closes after March 31, 2006, but if no agreement regarding extension of the applicability of the provisions of

     Section 7.3(e) is agreed in writing on or prior to March 31, 2006, then this provision shall automatically expire; provided, however, this sentence. shall not create an express or implied obligation to negotiate about or to agree to any such extension beyond March 31, 2006 and the parties sole obligation shall be to confer as provided herein.

     7.4 VOTING OF SHARES. Until the termination of the Second Amended and

Restated Voting Agreement dated as of February 18, 2004 among the Company and the other parties thereto (as such Agreement may be amended from time to time,

the "Voting Agreement"), the Investor agrees to hold all shares of voting capital stock of the Company registered in its name or beneficially owned by it as of the date hereof and any and all other securities of the Company legally or beneficially acquired by the Investor after the date hereof (collectively, the

"Subject Shares") subject to, and to vote all such shares in accordance with,

the provisions of the Voting Agreement related solely to the election of directors. The Investor agrees that all certificates representing the Subject

Shares shall, until the termination of the Voting Agreement, bear the following restrictive legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND

CONDITIONS OF CERTAIN PROVISIONS OF A VOTING AGREEMENT WHICH PLACES CERTAIN

RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON

ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL

BECOME BOUND BY ALL OF THE RELEVANT PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH

VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE

WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF

BUSINESS.

     7.5 DELIVERY OF FINANCIAL STATEMENTS AND OTHER INFORMATION. So long as the

Investor continues to hold not less than 50% of the Shares acquired pursuant to this Agreement, the Company shall deliver to the Investor:

               (A) as soon as practicable, but in any event within ninety (90)

          days after the end of each fiscal year of the Company, a cash flow statement for such fiscal year, an income statement for such fiscal year, a balance sheet of the Company and statement of stockholder's equity as of the end of such year (all on a consolidated basis), and a schedule as to the sources and applications of funds for such year,

          such year-end financial reports to be in reasonable detail,

                                       28


          prepared in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied, including all footnotes, and audited and certified by independent public accountants of nationally recognized standing selected by the Company, together with a capitalization table and a list of the Company's stockholders and all holders of the Company's outstanding options, warrants, notes and/or other securities as of the end of such fiscal year;

               (B) within 30 days after the end of each month (other than the last month of any fiscal year), an unaudited balance sheet of the

          Company as at the end of such month and unaudited statements of income and of cash flows of the Company for such month and for the current fiscal year to the end of such month, setting forth in comparative form the Company's projected financial statements for the

          corresponding periods for the current fiscal year prepared in accordance with U.S. generally accepted accounting principles,

          consistently applied; and

               (C) as soon as practicable, but in any event thirty (30) days prior to the end of each fiscal year, a budget for the next fiscal year (prepared on a monthly basis) approved by the Company's Board of

          Directors and, as soon as prepared, any other budgets or revised budgets prepared by the Company.

               (D) The Company shall provide such other information relating to the financial condition, business, prospects or corporate affairs of the Company as such Investor may from time to time reasonably request,

          including, without limitation, a capitalization table and a list of the Company's stockholders and all holders of the Company's outstanding options, warrants or other securities. The Company shall permit Investor, at such Investor's expense, to visit and inspect the

          Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such

          Investor for purposes solely of monitoring its investment in the

          Company and meeting U.S. GAAP accounting requirements with respect to

          Investor's investment in the Company.

               (E) All rights of the Investor under this Section 7.5 shall terminate upon an initial public offering of the Company's Common

          Stock that results in the conversion of all outstanding shares of

          Preferred Stock of the Company.

     7.6 SUCCESSORS. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Investor and such successors and assigns shall be deemed to be an

"Investor" for the purposes of this Agreement. Nothing in this Agreement,

express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies,

obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

     7.7 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of New York without regard to the principles of conflicts of law.

     7.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.

     7.9 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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     7.10 NOTICES. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery or (iii) in the case of the Investor with an address located outside the United States, three business days after being sent via a reputable international courier service guaranteeing three business day delivery, in each case to the intended recipient as set forth below:

If to the Company, at 650 Albany Street, Boston, MA 02118, Attention: President,

or at such other address as may have been furnished in writing by the Company to the other parties hereto, with a copy to Ropes & Gray LLP, One International

Place, Boston, MA 02110, Attention: Marc Rubenstein, Esq.; or

If to the Investor, at Angiotech Pharmaceuticals, Inc., 1618 Station Street,

Vancouver, B.C., Canada, V6A 1B6, Attention: Vice President of Business

Development, with a copy to Angiotech Pharmaceuticals, Inc., 1618 Station

Street, Vancouver, B.C., Canada, V6A 1B6, Attention: General Counsel or at such other address as may have been furnished in writing by the Investor to the other parties hereto, provided, however, that registered or certified mail shall not be used to provide notice to any the Investor with an address located outside of the United States.

     Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 7.10.

     7.11 FINDER'S FEE. Except as set forth in the Schedule of Exceptions, each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. The Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the Investor or any of its officers, partners, employees, or representatives is responsible.

The Company agrees to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finders' fee

(and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

     7.12 EXPENSES. Each party hereto shall be responsible for all expenses incurred by such party in connection with the negotiation, execution, delivery and performance of this Agreement.

     7.13 AMENDMENTS OR WAIVERS. Any provision of this Agreement may be amended or the observance thereof may be waived (either generally or specifically and either retroactively or prospectively) or terminated, only by an instrument in writing executed by (a) the Company and the Investor. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

                                       30

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     7.14 SEVERABILITY. In the event that one or more of the provisions of this

Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     7.15 WAIVER. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

     7.16 ENTIRE AGREEMENT. This Agreement (and exhibits hereto) and the documents referred to herein constitute the entire agreement among the parties regarding the subject matters hereof and thereof and supersedes all prior agreements and understandings relating to such subject matter.

     7.17 SPECIFIC PERFORMANCE. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, the

Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

     7.18 DISPUTE RESOLUTION. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this

Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in New York, New York; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Southern District of New York;

(c) each of the parties irrevocably waives the right to trial by jury; and (d)

each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 7.10.

     7.19 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

                [Remainder of the page intentionally left blank.]

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                             COMPANY:

                                               COMBINATORX, INCORPORATED

                                               By: /s/ ALEXIS BORISY

                                                  ----------------------------

                                                  Name:    Alexis Borisy

                                                  Title:   President and Chief

                                                           Executive Officer,

                                                           hereunder duly

                                                           authorized

                                                  Address:  650 Albany Street

                                                            Boston, MA 02118

                                             INVESTOR:

                                                ANGIOTECH PHARMACEUTICALS, INC.

                                               By: /s/ K. THOMAS BAILEY

                                                  ----------------------------

                                                  Name:    K. Thomas Bailey

                                                  Title:   Vice President of

                                                           Business Development

                                                  Address: 1618 Station Street

                                                           Vancouver, B.C.

                                                           Canada V6A 1B6

[SIGNATURE PAGE TO SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT]